frontdoor®

2023 Proxy Statement

For the 2023 Annual Meeting of Stockholders



May 11, 2023 | 10:00 a.m. Central Daylight Time

www.frontdoorhome.com

NOTICE
of 2023 Annual Meeting of Stockholders

May 11, 2023

10:00 a.m. Central Daylight Time

3400 Players Club Parkway, Ste. 300
Memphis, Tennessee 38125-1731
www.frontdoorhome.com

REVIEW YOUR PROXY STATEMENT AND VOTE IN ONE OF THE FOLLOWING WAYS:

INTERNET
www.proxyvote.com


DURING THE MEETING
www.virtualshareholdermeeting.com/
FTDR2023


BY TELEPHONE
Call 1-800-690-6903 (toll-free within the United States, U.S. territories and Canada)


BY MAIL
Complete, sign, date and promptly mail a paper proxy card, if you have received a paper copy of the proxy materials


How to vote: Your vote is important. Please review the instructions on each of your voting options described in the accompanying proxy statement as well as in the notice you received in the mail.

Record Date

Only stockholders of record at the close of business on March 27, 2023, the record date, are entitled to notice of, and to vote at, the 2023 Annual Meeting of Stockholders and at any and all adjournments or postponements. When you enter using your sixteen-digit control number, a list of these stockholders will be accessible electronically during the 2023 Annual Meeting at www.virtualshareholdermeeting.com/FTDR2023.

The 2023 Annual Meeting of Stockholders of Frontdoor, Inc. (the "Company") will be held on Thursday, May 11, 2023 at 10:00 a.m. Central Daylight Time (the "2023 Annual Meeting").

Virtual Meeting

The 2023 Annual Meeting is a virtual stockholders meeting at www.virtualshareholdermeeting.com/FTDR2023. To participate in the meeting, you must have your sixteen-digit control number that is shown on your Notice of Internet Availability of Proxy Materials, or if you received a printed copy of the proxy materials, in your proxy card or the instructions that accompanied your proxy materials.

Items of Business

At the 2023 Annual Meeting, stockholders will be asked to consider and act upon each of the following matters:

1. To elect the seven nominees named in the attached Proxy Statement as members of the Board of Directors to serve for a one-year term;

2. To ratify the selection of Deloitte & Touche LLP as the Company's independent registered public accounting firm for fiscal year 2023;

3. To hold a non-binding, advisory vote to approve the Company's named executive officer compensation; and

4. To conduct such other business as may properly come before the meeting and any and all adjournments or postponements thereof, if necessary.

By Order of the Board of Directors

Jeffrey A. Fiarman

Jeffrey A. Fiarman
Senior Vice President, General Counsel and Secretary
March 30, 2023



3400 Players Club Parkway, Ste. 300
Memphis, Tennessee 38125-1731

2023 PROXY STATEMENT
FOR THE 2023 ANNUAL MEETING OF STOCKHOLDERS
To Be Held on May 11, 2023

The Board of Directors of Frontdoor, Inc. is furnishing you with this Proxy Statement in connection with the solicitation of proxies for use at the 2023 Annual Meeting to be held via live audio webcast at www.virtualshareholdermeeting.com/FTDR2023 on Thursday, May 11, 2023 at 10:00 a.m. Central Daylight Time. At the 2023 Annual Meeting, stockholders will be asked to consider and act upon each of the following matters:

1. To elect the seven nominees named in the attached Proxy Statement as members of the Board of Directors to serve for a one-year term;
2. To ratify the selection of Deloitte & Touche LLP as the Company's independent registered public accounting firm for fiscal year 2023;
3. To hold a non-binding, advisory vote to approve the Company's named executive officer compensation; and
4. To conduct such other business as may properly come before the meeting and any and all adjournments or postponements thereof, if necessary.

By submitting your proxy (via the Internet, telephone or mail), you authorize William C. Cobb, Chief Executive Officer and Chairman of the Board of Directors of the Company, Jeffrey A. Fiarman, Senior Vice President, General Counsel and Secretary of the Company, and Jessica P. Ross, Senior Vice President and Chief Financial Officer of the Company, to represent you and vote your shares at the 2023 Annual Meeting in accordance with your instructions. They also may vote your shares to adjourn the meeting and will be authorized to vote your shares at any postponement(s) or adjournment(s) of the meeting.

The Company's 2022 Annual Report is being made available to the Company's stockholders concurrently herewith. Although the 2022 Annual Report is being made available concurrently with this Proxy Statement, it does not constitute a part of the proxy solicitation materials and is not incorporated by reference into this Proxy Statement.

We are first making this Proxy Statement and accompanying materials available to stockholders on or about March 30, 2023. We will be hosting the 2023 Annual Meeting live via audio webcast on the Internet. A summary of the information you need to participate in the meeting online is provided below:

- Any stockholder can participate in the 2023 Annual Meeting live via audio webcast at www.virtualshareholdermeeting.com/FTDR2023
- The audio webcast starts at 10:00 a.m. Central Daylight Time
- Stockholders need a sixteen-digit control number to join the 2023 Annual Meeting
- Stockholders of record at the close of business on March 27, 2023 may vote electronically and submit questions while participating in the 2023 Annual Meeting on the Internet

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE PROMPTLY VOTE YOUR SHARES OVER THE INTERNET, BY TELEPHONE, OR BY MAIL.

Table of Contents

Basis Of Presentation

In this Proxy Statement, unless the context indicates otherwise, references to "we," "us," "our," "Frontdoor" and the "Company" refer to Frontdoor, Inc., a Delaware corporation, and its consolidated subsidiaries. References in this Proxy Statement to "Terminix" refer to Terminix Global Holdings, Inc. (formerly known as ServiceMaster Global Holdings, Inc.), a Delaware corporation, and its consolidated subsidiaries, unless the context otherwise requires. References to our historical business and operations prior to the distribution refer to the business and operations of Terminix's American Home Shield business that was transferred to Frontdoor. References in this Proxy Statement to "Spin-off" refer to Terminix's separation and distribution of the ownership and operations of the businesses operated under the American Home Shield, HSA, OneGuard and Landmark Home Warranty brand names into Frontdoor, which was completed on October 1, 2018. References in this Proxy Statement to the "separation" refer to the separation of the American Home Shield business from Terminix's other businesses. References in this Proxy Statement to the "distribution" refer to the distribution on October 1, 2018 of shares of Frontdoor common stock ("Common Stock") to Terminix stockholders on a pro rata basis.

We hold various service marks, trademarks and trade names such as Frontdoor®, American Home Shield®, HSA™, OneGuard®, Landmark Home Warranty®, ProConnect®, Streem® and the Frontdoor logo. Solely for convenience, the service marks, trademarks and trade names referred to in this Proxy Statement are presented without the SM, TM and ® symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these service marks, trademarks and trade names. All service marks, trademarks and trade names appearing in this Proxy Statement are the property of their respective owners.

Proxy Highlights and Summary

Following is a summary of certain information presented in this Proxy Statement. This summary does not contain all of the information that you should consider. We encourage you to read the entire proxy statement for more information about these topics prior to voting.

2023 Annual Meeting of Stockholders

When

Time and Date:
10:00 a.m. Central Daylight Time, May 11, 2023

Location

Virtual Meeting Address:
www.virtualshareholdermeeting.com/FTDR2023

Record Date

Record Date:
March 27, 2023

Internet

Admission/Audio Webcast:
Please follow instructions contained in *"Information about the 2023 Annual Meeting of Stockholders and Voting."*

Stockholder Voting Matters

Proposal	Board's Voting Recommendation	Page Reference
1. Election of Directors	FOR EACH NOMINEE	9
2. Ratification of Independent Registered Public Accounting Firm	FOR	29
3. Advisory Vote Approving Executive Compensation	FOR	32

On March 30, 2023, we posted on our corporate website at www.frontdoorhome.com, and began mailing to stockholders who requested paper copies, this Proxy Statement and our 2022 Annual Report.

Fiscal 2022 Performance Overview

Despite 2022 being one of the most challenging macroeconomic environments that we have experienced, our Company, led by our named executive officers, delivered another year of growth in 2022 and advanced key strategic objectives, including:

- Revenue increased 4% to $1,662 million, which was comprised of increases in price and a change in product mix, partially offset by lower volumes;
- Gross Profit decreased 10% to $710 million, primarily driven by higher inflation;
- Net Income decreased 45% to $71 million**;**
- Adjusted EBITDA[1] decreased 33% to $214 million, primarily as a result of higher contract claims costs driven by inflationary cost pressures, partially offset by higher revenue conversion[2];
- Customer retention rate improved 150 basis points to 75.7%[3]; and
- Utilization of Streem technology and on-demand business continued to evolve as we prepared for the launch of the Frontdoor brand in 2023.

(1) We define "Adjusted EBITDA" as net income before: depreciation and amortization expense; goodwill and intangibles impairment; restructuring charges; provision for income taxes; non-cash stock-based compensation expense; interest expense; loss on extinguishment of debt; and other non-operating expenses. See Part II. Item 7 in our Form 10-K for the fiscal year ended December 31, 2022 for a reconciliation of net income to Adjusted EBITDA.
(2) Revenue conversion includes the impact of the change in the number of home service plans as well as the impact of year-over-year price changes. The impact of the change in the number of home service plans considers the associated revenue on those plans less an estimate of contract claims costs based on margin experience in the prior year period.
(3) Customer retention rate is presented on a rolling 12-month basis in order to avoid seasonal anomalies.

Our Director Nominees

You are being asked to vote on the election of the seven directors listed below. Richard P. Fox is not standing for re-election; he will have reached the age of 75 at the time of the 2023 Annual Meeting and in accordance with our Corporate Governance Guidelines will serve on the Board of Directors until the 2023 Annual Meeting. Directors are elected by a majority of the votes cast. Detailed information about each director's background, skills and experience can be found in *"Proposal 1, Election of Directors."*

HIGHLIGHTS



57%

WOMEN OR UNDERREPRESENTED MINORITIES

DIRECTOR **NOMINEES**



William C. Cobb
CEO and Chairman of the Board



D. Steve Boland



Anna C. Catalano



Peter L. Cella



Christopher L. Clipper



Brian P. McAndrews



Liane J. Pelletier

Following is information about the current members of our Board of Directors.

Name	Age	Independent	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
William C. Cobb[(1)]	66	No			
D. Steve Boland	54	Yes			M
Anna C. Catalano	63	Yes		C	
Peter L. Cella	65	Yes	M	M	
Christopher L. Clipper	54	Yes	M		
Richard P. Fox[(2)]	75	Yes	C		
Brian P. McAndrews[(3)]	64	Yes			C
Liane J. Pelletier	65	Yes	M	M	

M = Member   C = Chair

(1) Upon the resignation of Rexford J. Tibbens as President and Chief Executive Officer ("CEO") and as a director on the Board of Directors effective June 1, 2022, Mr. Cobb was elected to serve as CEO, and has continued to serve as Chairman of the Board in a combined role. In accordance with the Company's Corporate Governance Guidelines, which requires all members of the Corporate Governance Committee to be independent, as defined therein, as of June 1, 2022, Mr. Cobb no longer sits on the Nominating and Corporate Governance Committee.

(2) Mr. Fox will have reached the age of 75 at the time of the 2023 Annual Meeting, and in accordance with our Corporate Governance Guidelines, he will serve on the Board until the 2023 Annual Meeting, and is not standing for re-election at the 2023 Annual Meeting.

(3) As of June 1, 2022, Mr. McAndrews was elected to serve as Lead Director of the Board.

Corporate Governance Highlights

At Frontdoor, corporate governance is the foundation for sustainable growth. Our governance policies and structures are designed to promote thoughtful consideration of our business actions and appropriate risk taking, with the goal of producing great business results for our stockholders.

What We Do and Don't Do Within Our Governance Program

In structuring our corporate governance, our Nominating and Corporate Governance Committee and Board of Directors have incorporated certain practices and omitted certain other practices, as follows.

What We Do	What We Don't Do
✔ Independent Lead Director	✔ No Non-independent Directors on Committees
✔ Board Diversity Disclosure	✔ No Classified Board
✔ Annual Board and Committee Self-Assessments	✔ No Dual Class Voting Stock
✔ Board Oversight of Risk, including ERM and Cybersecurity	✔ No Supermajority Voting Requirement to Amend Charter and Bylaws
✔ Annual Succession Planning	✔ No Supermajority Voting on Business Combinations
✔ Regular Board Executive Sessions	✔ No Cumulative Voting
✔ Board Oversight of ESG	✔ No Plurality Voting in Uncontested Elections
✔ Code of Conduct and Financial Code of Ethics	

Key Governance Actions for Fiscal 2022

Since the beginning of fiscal 2022, we have taken the following new governance actions:

- Completed the declassification of our Board of Directors;
- Appointed an independent lead director;
- Amended our Corporate Governance Guidelines to specify and publish the lead director's responsibilities, which are focused on helping to coordinate the efforts of the independent directors in the interest of ensuring that objective judgment is brought to bear on significant issues relating to the governance and operations of the Company; and
- Published our 2022 Sustainability Report, our second Environmental, Social and Governance ("ESG") report.

Executive Compensation Highlights

Key Compensation Actions for Fiscal 2022

Our Compensation Committee made the following determinations with respect to our fiscal 2022 executive compensation program:

- Increased the variable, at-risk portion of total direct compensation for our NEOs, other than our CEO, who was new in role in 2022;
- Further aligned each executive's annual long term incentive ("LTI") opportunity to Company performance by structuring 50% of awards in the form of performance stock units ("PSUs") and 50% of awards in the form of restricted stock units ("RSUs") for our NEOs, and for our CEO, commencing June 1, 2022, 25% PSUs, 25% RSUs and 50% performance stock options ("PSOs") tied to stock price appreciation;
- Approved an Executive Severance Policy, confirming the compensation to which our executives may be entitled upon a separation to enhance executive retention; and
- Determined that the Company performance under the annual incentive plan ("AIP") was 63.6% in the aggregate in accordance with the weightings applicable to each performance goal.

What We Do and Don't Do Within Our Executive Compensation Program

In designing our executive compensation program, our Compensation Committee has incorporated certain practices into the program and omitted certain other practices, as follows.

What We Do
✔ Pay for Performance
✔ Competitive Compensation/Peer Group Benchmarking
✔ Annual Compensation Risk Assessment
✔ Clawback Policy
✔ Stock Ownership Guidelines and Holdings Requirements
✔ Double Trigger Vesting for Equity Awards
✔ Independent Compensation Consultant

What We Don't Do
✘ No Excessive Risk-Taking in Our Compensation Programs
✘ No Hedging, Pledging or Short Sales
✘ No Backdating or Repricing of Stock Options
✘ No Tax Gross-Ups

Our Compensation Pay Mix

A significant portion of the 2022 total direct compensation for our executives consisted of variable, at-risk compensation. Our calculation of the proportion of variable, at-risk total direct compensation includes the 2022 AIP award at target and long-term equity-based incentive award dollar value at target. The following charts illustrate the proportional components of 2022 compensation for our CEO, and the average proportional components of 2022 compensation for our other NEOs, as well as a percentage of overall, variable, at-risk compensation.



CEO
14% Salary
17% AIP at Target
45% PSUs & PSOs
24% RSUs
69% Long Term Equity Grants
86% At Risk

Average Other NEOs
20% Salary
15% AIP at Target
38% PSUs & PSOs
26% RSUs
64% Long Term Equity Grants
80% At Risk

For comparison purposes, the information above for our CEO reflects an annualized fiscal 2022 salary and AIP award for Mr. Cobb and his long-term equity grants received due to his role as CEO, including his sign-on equity award; no compensation awarded to him for his services as a director and Chairman of the Board of Directors is reflected. The information above for "Average Other NEOs" reflects the average compensation paid to Messrs. Fiarman and Turcotte; Ms. Ross' 2022 compensation components are not reflected, as she was not eligible to receive an AIP award or annual long-term equity-based incentive award for 2022.

PROPOSAL 1
Election of Directors

The Company is seeking stockholder approval of the election of the seven nominees identified below who are currently serving as directors of the Company. In accordance with the Company's restated certificate of incorporation, the Board of Directors was declassified as of the end of the 2022 Annual Meeting of Stockholders (the "2022 Annual Meeting"). In accordance with the Company's Corporate Governance Guidelines, as Richard P. Fox attained the age of 75 after the 2022 Annual Meeting (at which time he was elected to serve a one-year term), he will serve on our Board until the 2023 Annual Meeting, and therefore is not standing for re-election. The size of the Board will be reduced to seven members upon the commencement of the 2023 Annual Meeting. Accordingly, each director nominee, if elected, will serve for a term of one year and until his or her successor is duly elected and qualified, or until his or her earlier death, resignation, retirement, disqualification or removal from office.

The Board of Directors, upon the recommendation of the Nominating and Corporate Governance Committee of the Board (the "Nominating and Corporate Governance Committee"), has nominated for election at the 2023 Annual Meeting to serve as directors until the 2024 Annual Meeting of Stockholders and until their successors have been duly elected and qualified, the slate of nominees listed in the table below. Each of the director nominees is currently serving as a director of the Company.

The director nominees, last elected to the Board of Directors at the 2022 Annual Meeting, are as follows.

Director Nominees
William C. Cobb
D. Steve Boland
Anna C. Catalano
Peter L. Cella
Christopher L. Clipper
Brian P. McAndrews
Liane J. Pelletier

The Board of Directors knows of no reason why these nominees should be unable or unwilling to serve, but if that should be the case, proxies will be voted for the election of such substitute(s) as the Board may designate.

Background information about each of the director nominees can be found below under "—*Directors of the Company.*"

⊘ **THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE ELECTION OF EACH OF THE DIRECTOR NOMINEES.**

Directors of the Company

Below is a list of our current directors and their respective ages and committee memberships (as of March 21, 2023).

Name	Age	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
William C. Cobb[1]	66			
D. Steve Boland	54			M
Anna C. Catalano	63		C	
Peter L. Cella	65	M	M	
Christopher L. Clipper	54	M		
Richard P. Fox[2]	75	C		
Brian P. McAndrews[3]	64			C
Liane J. Pelletier	65	M	M	

M = Member   C = Chair

(1) Upon the resignation of Rexford J. Tibbens as President and CEO and as a director on the Board of Directors effective June 1, 2022, Mr. Cobb was elected to serve as CEO, and continues to serve as Chairman of the Board in a combined role. In accordance with the Company's Corporate Governance Guidelines, which requires all members of the Board's committees to be independent, as defined therein, as of June 1, 2022, Mr. Cobb no longer sits on the Nominating and Corporate Governance Committee.

(2) Mr. Fox will have reached the age of 75 at the time of the 2023 Annual Meeting, and in accordance with our Corporate Governance Guidelines, he will serve on the Board of Directors until the 2023 Annual Meeting.

(3) As of June 1, 2022, Mr. McAndrews was elected to serve as Lead Director of the Board.

WILLIAM C. COBB
Chairman of the Board of Directors
CEO



Director since: 2018

Committees:
● None

Mr. Cobb has served as the Chief Executive Officer of the Company since June 2022 and was appointed to the Board of Directors of the Company in October 2018, and serves as Chairman of the Board of Directors. Mr. Cobb served on the board of directors of Terminix from April 2018 until the Spin-off. From May 2011 through July 2017, Mr. Cobb served as President and Chief Executive Officer, and from August 2010 to July 2017 Mr. Cobb served as a director, of H&R Block, Inc., a provider of income tax return preparation and related services and products. From November 2000 to March 2008, Mr. Cobb served in various leadership roles at eBay, Inc., a global commerce and payments provider, including as President of eBay Marketplaces North America for four years and other senior management positions, including Senior Vice President and General Manager of eBay International and Senior Vice President of Global Marketing. Prior to joining eBay, Inc., Mr. Cobb held various marketing and executive positions at PepsiCo (and Tricon Global Restaurants when it was spun off in 1997) from 1987 to 2000. These positions included Senior Vice President and Chief Marketing Officer for Tricon International, Senior Vice President and Chief Marketing Officer at Pizza Hut, and Vice President, Colas at Pepsi Cola. Mr. Cobb currently serves on the board of directors and is chair of the finance committee of Deluxe Corporation, a technology-enabled solution company supporting financial institutions and small businesses. Mr. Cobb's wide array of executive leadership roles, wealth of knowledge in technology and online-focused businesses, experience at a newly spun-off company, and history of service on public company boards qualify him to serve on our Board of Directors. Mr. Cobb holds an undergraduate degree in Economics from the University of Pennsylvania and an M.B.A. from the Kellogg School of Management at Northwestern University.

Current Public Company Directorships:
● Frontdoor, Inc.
● Deluxe Corporation

Former Directorships (last 5 years):
● H&R Block, Inc.
● Terminix

D. STEVE BOLAND



Director since: 2021

INDEPENDENT

Committees:
- Nominating & Corporate Governance Committee

Mr. Boland was appointed to the Board of Directors of the Company in October 2021, and serves on our Nominating and Corporate Governance Committee. Mr. Boland currently serves as the Chief Administrative Officer of Bank of America Corporation, one of the world's leading financial institutions, serving individual consumers, small- and middle-market businesses and large corporations with a full range of banking, investing, asset management and other financial and risk management products and services. Previously, from July 2020 to September 2021, Mr. Boland served as the President, Retail, for Bank of America Corporation. From July 2008 to July 2020, Mr. Boland served in various senior leadership roles for Bank of America Corporation, including Managing Director, Consumer Lending and Managing Director, Secured Consumer Lending. From January 1997 to July 2008, Mr. Boland served in various leadership roles at Countrywide Financial Corporation including as Managing Director, Senior Vice President and Reverse Mortgage Executive, until Countrywide Financial Corporation was acquired by Bank of America Corporation in 2008. Previously, Mr. Boland served as Vice President, National Affordable Lending Manager with Fleet Bank. Mr. Boland's extensive leadership and significant experience with customer-focused, digital-enabled businesses, as well as his deep understanding of banking, product and strategic management qualify him to serve on our Board of Directors. Mr. Boland holds a Bachelor of Science degree in Organizational Studies from the School of Education and Social Policy at Northwestern University.

Current Public Company Directorships:
- Frontdoor, Inc.

Former Directorships (last 5 years):
- None

ANNA C. CATALANO



Director since: 2018

INDEPENDENT

Committees:
- Compensation Committee Chair

Ms. Catalano was appointed to the Board of Directors of the Company in September 2018, and serves as Chair of our Compensation Committee. From 1979 until her retirement in 2003, Ms. Catalano served in various leadership roles at BP p.l.c., a global energy producer, and its predecessor Amoco Corporation. Most recently, from 2000 to 2003, she served as Group Vice President, Global Marketing, for BP p.l.c. Ms. Catalano has significant international business experience, having served as President of Amoco Orient Oil Company, including two years during which she lived in Beijing. Ms. Catalano serves on the board of directors and nominating and corporate governance committee of Ecovyst, Inc., an integrated and innovative global provider of specialty catalysts and services since July 2022; and on the board of directors, compensation committee and nominating, governance, and social responsibility committee of HF Sinclair Corporation, a petroleum and renewable fuels company since March 2022 (having served on the board of directors of HollyFrontier Corporation from 2017 until its acquisition by HF Sinclair Corporation). Ms. Catalano previously served on the boards of Kraton Corporation, a global producer of bio-based chemicals and specialty polymers, from 2011 until its acquisition in 2022; on the board of directors of Willis Towers Watson p.l.c., a global risk advisory, broking, and solutions company from 2016 to 2022 (having previously served on the board of directors of Willis Group from 2006 until the merger of Willis Group and Towers Watson & Co.), on the board of directors of Mead Johnson Nutrition Co., a global producer of infant and child nutrition, from 2010 until its acquisition in 2017; and on the board of directors of Chemtura Corp., a global specialty chemicals company, from 2011 to 2017. Ms. Catalano's senior leadership experience and extensive knowledge in marketing and communications, combined with her broad public company board experience and expertise in corporate governance, executive compensation and board function, qualify her to serve on our Board of Directors. Ms. Catalano holds a Bachelor of Science degree in Business Administration from the University of Illinois, Champaign-Urbana.

Current Public Company Directorships:
- Frontdoor, Inc.
- Ecovyst, Inc.
- HF Sinclair Corporation

Former Directorships (last 5 years):
- Chemtura Corp.
- Kraton Corporation
- Mead Johnson Nutrition Co.
- Willis Towers Watson p.l.c.

PETER L. CELLA



**Director
since: 2018**

INDEPENDENT

Committees:
- Audit
  Committee
- Compensation
  Committee

Mr. Cella was appointed to the Board of Directors of the Company in October 2018, and serves as a member of our Audit Committee and our Compensation Committee. Mr. Cella served on the board of directors of Terminix from February 2017 until the Spin-off. Mr. Cella has been a private investor since August 2017. From 2011 to August 2017, Mr. Cella served as president and chief executive officer of Chevron Phillips Chemical Company LLC, a global petrochemical company. Previously, Mr. Cella served in various executive positions at BASF Corp., a global producer and marketer of chemicals and related products; INEOS Nitriles, a global producer of acrylonitrile, acetonitrile, and related chemicals; Innovene, LLC, a producer of olefins and derivatives; and BP p.l.c., a global energy producer. Mr. Cella serves on the board of directors of Saudi Aramco, a global energy and chemicals enterprise; Inter Pipeline Ltd., a petroleum transportation, natural gas liquids processing and bulk liquid storage business that was taken private in 2021; and Critica Infrastructure (formerly Clockspring NRI), a privately-held supplier of pipeline and infrastructure repair products and services. Mr. Cella's financial background and experience in executive leadership and running varied businesses, history of building strong leadership teams and experience on other company boards qualify him to serve on our Board of Directors. Mr. Cella received a Bachelor of Science degree in Finance from the University of Illinois and an M.B.A. from Northwestern University's Kellogg Graduate School of Management.

Current Public Company Directorships:
- Frontdoor, Inc.
- Saudi Aramco (listed in Saudi Arabia)

Former Directorships (last 5 years):
- Terminix

CHRISTOPHER L. CLIPPER



**Director
since: 2021**

INDEPENDENT

Committees:
- Audit
  Committee

Mr. Clipper was appointed to the Board of Directors of the Company in October 2021, and serves as a member of the Audit Committee. Currently, Mr. Clipper serves as the Senior Vice President and Chief Financial Officer, Innovation and Go-To-Market strategies of Ralph Lauren Corporation, a global leader in the design, marketing and distribution of premium lifestyle products. From November 2017 to February 2020, Mr. Clipper served as the Senior Vice President and Chief Financial Officer, North America and Club Monaco of Ralph Lauren Corporation. From January 2011 to July 2017, Mr. Clipper served in various leadership roles at Nike, Inc., a global retailer of athletic footwear and apparel, including as Vice President and Chief Financial Officer, Global Operations, North America and Vice President and Group Head, Global Strategy and Corporate Development. Prior to joining Nike, from January 2004 to January 2011, Mr. Clipper held various leadership positions at Time Warner, Inc., a leader in media and entertainment that operates Turner, Home Box Office (HBO) and Warner Bros. business units that was acquired by AT&T in June 2018. These positions included Group Vice President, Financial Planning and Analysis, Vice President, Investor Relations and Executive Director, Mergers and Acquisitions. Mr. Clipper's extensive accounting, financial management and leadership experience as well as his deep understanding of consumer-focused businesses, operations, strategy, investor relations and mergers and acquisitions, qualify him to serve on our Board of Directors. Mr. Clipper holds a Bachelor of Arts degree in Economics from Brown University and an M.B.A. from Stanford University Graduate School of Business.

Current Public Company Directorships:
- Frontdoor, Inc.

Former Directorships (last 5 years):
- None

RICHARD P. FOX



Director since: 2018

INDEPENDENT

Committees:
- Audit Committee Chair

Mr. Fox was appointed to the Board of Directors of the Company in October 2018, and serves as Chair of our Audit Committee. Mr. Fox served on the board of directors of Terminix from March 2014 until the Spin-off. Since 2001, Mr. Fox has been an independent consultant. From 2000 to 2001, he was President and Chief Operating Officer of CyberSafe Corporation, a global security software provider. Mr. Fox spent 28 years at Ernst & Young LLP, a global accounting firm, last serving as managing partner at the firm's Seattle office. He currently serves on the board of directors of Pinnacle West Capital Corporation, a vertically integrated electric utility serving the State of Arizona; and Univar Solutions, Inc., an international chemical distributor. Previously, he served on the boards of LiveRamp Holdings, Inc., a SaaS data connectivity platform company until August 2022; Pendrell Corporation, an intellectual property investment and advisory firm until 2014; Flow International Corporation, a machine tool manufacturer, until 2014; Orbitz Worldwide, Inc., an online travel company, until 2011; and PopCap Games, a developer and publisher of games, until it was acquired by Electronic Arts Inc. in 2011. Mr. Fox is a certified public accountant in the State of Washington and in 2018 he earned a professional certificate in cybersecurity from Carnegie Mellon's Software Engineering Institute. As a result of his extensive accounting and financial management experience, Mr. Fox has a deep understanding of financial reporting processes, internal accounting and financial controls, independent auditor engagements and other audit committee and board functions. Mr. Fox's financial, accounting and management expertise, along with his experience on other public company boards, qualify him to serve on our Board of Directors. Mr. Fox holds a Bachelor of Arts degree in Business Administration from Ohio University and an M.B.A. from the Fuqua School of Business, Duke University.

Current Public Company Directorships:
- Frontdoor, Inc.
- Pinnacle West Capital Corporation
- Univar Solutions, Inc.

Former Directorships (last 5 years):
- Terminix
- LiveRamp Holdings, Inc.

BRIAN P. MCANDREWS
Lead Director



Director since: 2018

INDEPENDENT

Committees:
- Nominating and Corporate Governance Committee Chair

Mr. McAndrews was appointed to the Board of Directors of the Company in October 2018, serves as Lead Director since June 2022, and is Chair of our Nominating and Corporate Governance Committee. Most recently, Mr. McAndrews served as President and Chief Executive Officer, and chairman of the board of directors, of Pandora Media, Inc., an internet radio company, from 2013 until 2016. Prior to that, he served as a venture partner with Madrona Venture Group, LLC, a venture capital firm, from 2012 to September 2013, and as a managing director of Madrona from 2009 to 2011. He also previously held executive positions at Microsoft Corporation, a global software company, and aQuantive, a leading digital marketing services and technology company, which was acquired by Microsoft in 2007. Mr. McAndrews currently serves on the board of directors of The New York Times Company, a multimedia news and information company, and Xero Limited, a cloud-based accounting software company for small- and medium-sized businesses. Mr. McAndrews previously served on the boards of directors of Chewy, Inc., an online destination for pet parents until 2021; Grubhub Inc., an online and mobile food ordering company until 2021; Teladoc Health, Inc., an online provider of medical services until 2020; Fisher Communications, Inc., a media company until it was acquired in 2013; and Clearwire Corporation, a telecommunications company until it was acquired in 2013. Mr. McAndrews brings to the Company and the Board of Directors deep traditional and digital media experience gained through his role as a chief executive officer of public companies in the technology industry, as well as his private and public company directorships. In addition, his background and his understanding of digital advertising and the integration of emerging technologies qualifies Mr. McAndrews to serve on our Board of Directors. Mr. McAndrews holds a Bachelor's degree in Economics from Harvard College and an M.B.A. from the Stanford Graduate School of Business.

Current Public Company Directorships:
- Frontdoor, Inc.
- The New York Times Company
- Xero Limited (listed in Australia)

Former Directorships (last 5 years):
- Chewy, Inc.
- Grubhub Inc.
- Pandora Media, Inc.
- Teladoc Health, Inc.

LIANE J. PELLETIER



Director since: 2018

INDEPENDENT

Committees:
- Audit Committee
- Compensation Committee

Ms. Pelletier was appointed to the Board of Directors of the Company in September 2018, and serves as a member of our Audit Committee and our Compensation Committee. Since 2011, Ms. Pelletier has served as a public company independent board director across multiple industries. From 2003 through 2011, Ms. Pelletier was the Chairwoman, Chief Executive Officer, and President of Alaska Communications Systems, an Alaska-based telecommunications and information technology services provider. Prior to this, Ms. Pelletier held a number of executive positions at Sprint Corporation, a telecommunications company. Ms. Pelletier currently serves on the board of directors and is chair of the nominating and corporate governance committee at Expeditors International of Washington, Inc., a global logistics company, and she also serves on the board of directors, is member of the compensation committee and the nominating and corporate governance committee at ATN International, Inc., a holding company of telecommunication companies. Ms. Pelletier previously served on the board of directors of Switch, Inc., a data center and technology infrastructure company, until it was sold in December 2022. In 2017, she earned a professional certificate in cybersecurity from Carnegie Mellon's Software Engineering Institute. Ms. Pelletier's experience in executive and boardroom leadership, particularly in highly regulated industries, and expertise in cybersecurity oversight, business model transformation and shareholder engagement qualify her to serve on our Board of Directors. Ms. Pelletier earned her B.A. in Economics from Wellesley College and an M.S. from the Sloan School of Business at the Massachusetts Institute of Technology.

Current Public Company Directorships:
- Frontdoor, Inc.
- ATN International, Inc.
- Expeditors International of Washington, Inc.

Former Directorships (last 5 years):
- Switch, Inc.

There are no family relationships among our directors and executive officers.

Knowledge, Skills and Experience of Directors

Skills Matrix

The following matrix provides information regarding our directors, including certain types of knowledge, skills, and/or experience possessed by one or more of our directors, which our Board of Directors believes are relevant to our business and industry. The matrix also indicates which directors are independent and the tenure for each director.

The matrix does not encompass all of the knowledge, skills or experiences of our directors, but focuses on categories in which our directors possess substantial knowledge, skills and experience in an area. The fact that a director has not indicated substantial knowledge, skill and experience in an area does not mean the director in question is unable to contribute to the decision-making process in that area. The type and degree of knowledge, skill and experience listed below may vary among the members of the Board of Directors.

	Boland	Catalano	Cella	Clipper	Cobb	Fox	McAndrews	Pelletier
Knowledge, Skills and Experience								
Consumer Services	●			●	●		●	●
Technology							●	
Digital and Platform Services	●			●	●		●	
Executive Leadership	●	●	●	●	●	●	●	●
Public Company Boards		●	●		●	●	●	●
Marketing	●	●			●			●
Product Development	●				●			●
Public Accounting & Finance			●	●		●		
Strategy and M&A		●	●	●	●	●	●	●
Independence								
Non-Employee Director	●	●	●	●		●	●	●
Tenure								
Years	1.5	4.5	4.5	1.5	4.5	4.5	4.5	4.5

Director Compensation

The Company uses a combination of cash and equity-based compensation to attract and retain qualified candidates to serve on our Board of Directors. In setting director compensation for non-employee directors, our Board considers the significant amount of time that directors expend in fulfilling their duties to the Company, as well as the knowledge, skill and experience levels required by the Company of members of our Board. Directors who are employees of the Company receive no compensation for their service as directors.

Compensation and Stock Paid to Directors

Under the director compensation program, members of our Board of Directors who are not employees of the Company receive an annual retainer comprised of cash and stock. Additionally, the Chairman of the Board of Directors, if not an employee, or Lead Director and the chairs of the Audit Committee of the Board (the "Audit Committee"), the Compensation Committee of the Board (the "Compensation Committee") and the Nominating and Corporate Governance Committee of the Board, each receive an additional retainer. The types, amounts, forms and timing of these retainers are set forth in the following table.

Retainer Type	Annual Retainer	Form of Payment	Timing of Payment
Base Retainer	$230,000	• $80,000 in Cash • $150,000 in shares of fully vested Common Stock	• In quarterly installments (i.e., $20,000 per quarter) • Annually, at the time of the annual meeting of stockholders
Retainer for non-employee Chairman of the Board	$150,000	• $50,000 in Cash • $100,000 in shares of fully vested Common Stock	• In quarterly installments (i.e., $12,500 per quarter) • Annually, at the time of the annual meeting of stockholders
Retainer for Lead Director	$25,000	• Cash	• In quarterly installments (i.e., $6,250 per quarter)
Retainer for Chairs of Audit Committee and Compensation Committee	$20,000	• Cash	• In quarterly installments (i.e., $5,000 per quarter)
Retainer for Chair of Nominating and Corporate Governance Committee	$10,000	• Cash	• In quarterly installments (i.e., $2,500 per quarter)

Each director may elect to defer the receipt of the shares of Common Stock as deferred share equivalents ("DSEs") to a point in the future. The shares are issued pursuant to the 2018 Omnibus Incentive Plan (the "2018 Plan"), and the number of shares of the Company's Common Stock granted as part of the equity retainer is determined by using the grant date fair value, as defined in the 2018 Plan as the closing price of the Company's Common Stock on the Nasdaq Global Select Market ("Nasdaq") on the trading day that immediately precedes the grant date. This value is then used to determine the number of shares required to satisfy the share portion of the director's equity retainer, rounded to the nearest whole share for the avoidance of fractional shares.

As of June 1, 2022, Mr. Cobb, our Chairman of the Board of Directors, was elected as the Company's CEO and as of that time, ceased receiving compensation for his membership on our Board or as Chairman of our Board. Mr. McAndrews was appointed by the independent directors as the independent Lead Director, commencing June 1, 2022. On May 19, 2022, the Board approved an amendment to the director compensation program providing for the independent Lead Director to receive an additional annual cash retainer as described above. A new director, or director who assumes a role for which an additional retainer is payable, shall receive a prorated award of cash and/or Common Stock, as applicable, on the next regular payment date for the applicable retainer.

We reimburse all of our directors for reasonable expenses incurred in connection with attending Board meetings and committee meetings. The Company will also reimburse certain expenses incurred by directors in connection with attending director education programs, as well as memberships in director organizations.

Director Compensation Table

The following table sets forth information concerning the compensation by the Company to our directors (other than Mr. Cobb, who is Chairman of the Board of Directors and has served as our CEO since June 1, 2022, and Mr. Tibbens who was a director of the Company until June 1, 2022 and was formerly a named executive officer) for fiscal 2022. See the *"Summary Compensation Table"* for the compensation paid to Messrs. Cobb and Tibbens.

Name	Fees Earned or Paid in Cash[1]		Stock Awards[2]		Total	
D. Steve Boland	$	80,000	$	150,005	$	230,005
Anna C. Catalano[3]	$	100,000	$	150,005	$	250,005
Peter L. Cella	$	80,000	$	150,005	$	230,005
Christopher L. Clipper	$	80,000	$	150,005	$	230,005
Richard P. Fox[4]	$	100,000	$	150,005	$	250,005
Brian P. McAndrews[5]	$	104,555	$	150,005	$	254,560
Liane J. Pelletier	$	80,000	$	150,005	$	230,005

(1) Amounts consist of the cash retainers earned in fiscal 2022 and paid quarterly for services rendered as directors on our Board of Directors. Mr. McAndrews's cash retainer for his service as Lead Director was pro-rated from June 1, 2022, when he commenced serving in that role.

(2) Stock awards consist solely of awards of the Company's fully vested Common Stock. The amounts shown represent the aggregate grant date fair value of stock awards granted by the Company on May 11, 2022, calculated in accordance with applicable accounting standards for services on the Company's Board of Directors, and based solely on the closing price of our Common Stock on the Nasdaq on the day before the date of the grant, and rounded to the nearest whole share. Messrs. Boland, Cella and Clipper elected to defer receipt of their grants of the annual stock award as DSEs until 30 days after they no longer sit on the Company's Board.

(3) Chair of the Compensation Committee.

(4) Chair of the Audit Committee.

(5) Lead Director, effective June 1, 2022, and Chair of the Nominating and Corporate Governance Committee.

Corporate Governance

What We Do and Don't Do Within Our Governance Program

In designing our corporate governance, our Nominating and Corporate Governance Committee and Board of Directors and have incorporated certain practices and omitted certain other practices, as follows.

What We Do	What We Don't Do
✔ Independent Lead Director	✘ No Non-independent Directors on Committees
✔ Board Diversity Disclosure	✘ No Classified Board
✔ Annual Board and Committee Self-Assessment	✘ No Dual Class Voting Stock
✔ Board Oversight of Risk, including ERM and Cybersecurity	✘ No Supermajority Voting Requirement to Amend Charter and Bylaws
✔ Annual Succession Planning	✘ No Supermajority Voting on Business Combinations
✔ Regular Board Executive Sessions	✘ No Cumulative Voting
✔ Board Oversight of ESG	✘ No Plurality Voting in Uncontested Elections
✔ Code of Conduct and Financial Code of Ethics	

Composition of the Board of Directors

Our business and affairs are managed under the direction of our Board of Directors. Our Board is composed of a majority of independent directors. In accordance with our Charter, effective upon the conclusion of our 2022 Annual Meeting, our Board became fully declassified, and each director will serve for a term of one year and until his or her successor is duly elected and qualified, or until his or her earlier death, resignation, retirement, disqualification or removal from office.

At any meeting of stockholders for the election of directors at which a quorum is present, the election will be determined by a majority of the votes cast, in the case of an uncontested election, with directors not receiving a majority of the votes cast required to tender their resignations for consideration by the Board of Directors. In the case of a contested election, the election will be determined by a plurality of the votes cast.

The number of members on our Board of Directors may be fixed by resolution adopted from time to time by the Board. Any vacancies or newly created directorships may be filled only by the affirmative vote of a majority of directors then in office, even if less than a quorum, or by a sole remaining director. Each director shall hold office until his or her successor has been duly elected and qualified, or until his or her earlier death, resignation, retirement, disqualification or removal.

The names and certain information with respect to each of our current directors, including Mr. Fox who is not standing for re-election at the 2023 Annual Meeting, is set forth above in the section entitled *"Proposal 1, Election of Directors—Directors of the Company."*

The Board of Directors held 11 meetings during fiscal 2022. In fiscal 2022, each director attended our 2022 Annual Meeting, and each of our directors attended at least 95% of the meetings of the Board and committees on which he or she served as a member during fiscal 2022.

Diversity of Our Board of Directors

Our Board of Directors values diversity of its members, including gender, racial and ethnic diversity, as well as a range of different experiences, educations, backgrounds, perspectives, skills and knowledge. Our Board is committed to seeking women and individuals from minority groups to serve as directors. To that end, the Nominating and Corporate Governance Committee will endeavor to include women and individuals from minority groups in the pool from which new nominees are chosen.

The following table reflects information provided by our directors regarding their race, ethnicity and gender.

	Boland	Catalano	Cella	Clipper	Cobb	Fox	McAndrews	Pelletier
Race and Ethnicity								
African American or Black	●			●				
Alaskan Native or Native American								
Asian		●						
Hispanic or Latinx								
Native Hawaiian or Pacific Islander								
White			●		●	●	●	●
Two or More Races or Ethnicities								
LGBTQ+								
Did Not Disclose Demographic Background								
Gender								
Male	●		●	●	●	●	●	
Female		●						●
Non-Binary								
Did Not Disclose Gender								

Director Independence

A majority of our Board of Directors is composed of directors who are "independent," as defined by the rules of the Nasdaq and the Corporate Governance Guidelines adopted by our Board. We seek to have all of our non-management directors qualify as "independent" under these standards. Our Board has established guidelines to assist it in making its determination of director independence. These guidelines provide that no director qualifies as "independent" unless the Board affirmatively determines that the director has no material relationship with our Company or our subsidiaries (either directly or as a partner, stockholder or officer of an organization that has a relationship with our Company or any of our subsidiaries). In making its assessment, our Board determined that any transactions both made in the ordinary course of business between our Company and any director affiliate, and within Nasdaq and our independence standards, were not pertinent to an evaluation of independence.

As of June 1, 2022, Mr. Cobb, our Chairman of the Board of Directors, was elected as the Company's CEO and was therefore no longer considered independent by our Board. Accordingly, also effective on June 1, 2022, Mr. Cobb ceased to serve as a member of any of the Board's committees, which are comprised of directors who have been determined to meet the independence standards described above. In accordance with the Company's Corporate Governance Guidelines, in the event that the Chairman of the Board is not independent, the independent directors are required to annually appoint an independent Lead Director. On May 19, 2022, Mr. McAndrews was appointed by the independent directors as the independent Lead Director of the Board as of June 1, 2022.

Our Board of Directors has determined that each of Messrs. Boland, Cella, Clipper, Fox and McAndrews and each of Mses. Catalano and Pelletier were independent under the director independence standards described above. Our Board will assess on a regular basis, and at least annually, the independence of directors and, based on the recommendation of the Nominating and Corporate Governance Committee, will make a determination as to which members are independent.

Committees of the Board of Directors

Our Board of Directors has the following standing committees: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. The charter for each of these committees is available without charge on our corporate website at www.frontdoorhome.com.

Audit Committee

We have an Audit Committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the rules and regulations of the Securities and Exchange Commission (the "SEC") and the Nasdaq listing standards.

Our Audit Committee is primarily responsible, among its other duties and responsibilities, for oversight of the following:

- The establishment of an effective "tone at the top" by the CEO and other members of senior management;
- Our accounting, financial and external reporting processes and practices;
- The quality and integrity of our financial statements and the audits of such financial statements;
- The independence, qualifications and performance of our independent registered public accounting firm;
- The effectiveness of our internal control over financial reporting and the performance of our internal audit function;
- Our system of disclosure controls and procedures;
- The administration of our enterprise risk management ("ERM") program and monitoring of the risks assigned to it by our Board of Directors;
- The policies for hiring employees or former employees of our independent registered public accounting firm;
- The review of the Company's earnings press release as well as financial information and earnings guidance provided therein;
- The review of the annual audited financial statements or quarterly financial statements, as applicable, and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained therein;
- The identification, monitoring and reporting of related party transactions;
- Emerging trends relevant to the work of audit committees;
- Our compliance with legal and regulatory requirements and our standards of business conduct and ethics;
- Our cybersecurity risk, including policies and procedures for assessing, managing and responding to that risk;
- The preparation of the Audit Committee Report required to be included in this Proxy Statement; and
- The appointment, compensation, retention, evaluation and oversight of our independent registered public accounting firm.

The current members of the Audit Committee are Richard P. Fox (Chair), Peter L. Cella, Christopher L. Clipper and Liane J. Pelletier. Our Board of Directors has designated each member as an "audit committee financial expert" and has determined that each member is "financially literate" under the Nasdaq listing standards and SEC rules. Our Board also has determined that each member of the Audit Committee is "independent" as defined under the Nasdaq listing standards and Exchange Act rules and regulations.

The Audit Committee held 5 meetings during fiscal 2022.

Compensation Committee

Our Compensation Committee is primarily responsible, among its other duties and responsibilities, for the following:

- Reviewing and approving all forms of compensation to be provided to, and employment agreements with, the executive officers of our Company and its subsidiaries (including the CEO) and to make recommendations to our Board of Directors regarding non-management director compensation;

- Reviewing and approving the *"Compensation Discussion and Analysis"* and *"Compensation Committee Report"* required to be included in this Proxy Statement;

- Establishing and overseeing the general compensation philosophy, structure, policies and compliance of our Company and its subsidiaries and reviewing, approving and overseeing the administration of the employee benefits plans of our Company and its subsidiaries;

- Taking such other actions relating to the compensation and benefits structure, succession planning, talent review and diversity and inclusion initiatives of the Company as the Committee deems necessary or appropriate; and

- Periodically reviewing management development and succession plans.

For additional information on the Compensation Committee's activities, its use of outside advisors and its consideration and determination of executive compensation, as well as the role of our CEO in recommending the amount or form of compensation paid to the other named executive officers, see *"Compensation Discussion and Analysis."*

The current members of the Compensation Committee are Anna C. Catalano (Chair), Peter L. Cella and Liane J. Pelletier. Our Board of Directors has determined that each member of the Compensation Committee is "independent" as defined under the Nasdaq listing standards and SEC rules. The Compensation Committee has the authority to retain compensation consultants, outside counsel and other advisers.

The Compensation Committee held 10 meetings during fiscal 2022.

Compensation Committee Interlocks and Insider Participation

During 2022, no member of the Compensation Committee was at any time an officer or employee of our Company or any of our subsidiaries, nor was any such person a former officer of our Company or any one of our subsidiaries. During 2022, there were no related person transactions between our Company and any of our Compensation Committee members that require disclosure under SEC rules.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee is primarily responsible, among its other duties and responsibilities, for the following:

- Identifying and recommending candidates to the Board of Directors for election to our Board, consistent with criteria approved by our Board;
- Overseeing the system of corporate governance of the Company, including recommending to the Board of Directors corporate governance guidelines that are applicable to us;
- Reviewing the composition of the Board of Directors and its committees;
- Reviewing and evaluating current directors for re-nomination to the Board or re-appointment to any Board committee;
- Overseeing the self-evaluation of the Board of Directors and its committees; and
- Overseeing the Company's ESG initiatives and management of ESG-related risk.

The current members of the Nominating and Corporate Governance Committee are Brian P. McAndrews (Chair) and D. Steve Boland. Our Board of Directors has determined that each member of the Nominating and Corporate Governance Committee is "independent" as defined under the Nasdaq listing standards.

The Nominating and Corporate Governance Committee held 5 meetings during fiscal 2022.

Corporate Governance Practices and Policies

Elements of Governance

Following are highlights of corporate governance at the Company. Please see the following pages of this section for more information.

Board Independence	● All of our directors other than our Chairman and CEO are independent.
Board Committees	● We have three Board committees—Audit, Compensation and Nominating and Corporate Governance. ● All committees are comprised of independent directors.
Executive Sessions	● Independent members of the Board and each of the committees regularly meet in executive session with no member of management present.
Board Leadership	● Our Board elected an independent Lead Director upon the commencement of the Chairman of the Board's dual role as Chairman and CEO. ● The authority and responsibilities of the Lead Director are specified in our Corporate Governance Guidelines, as discussed below.
Board Diversity	● The composition of the Board encompasses a broad range of skills, experience and industry knowledge, as well as gender, racial and ethnic diversity; comprised of 50% women and underrepresented minorities.
Risk Oversight	● The Board and its committees are active in overseeing Company risk and regularly review the allocation of risk oversight among the Board and committees.
Accountability to Stockholders	● All directors are elected annually. ● Only a majority vote of stockholders is required to amend our restated certificate of incorporation or our amended and restated bylaws. ● We have a robust stockholder engagement program.
Self-Assessment	● The Board and its committees annually evaluate and discuss their respective performance and effectiveness. ● The Nominating and Corporate Governance Committee establishes procedures to oversee and report findings to the Board.
Succession Planning	● The CEO reports to the Board on succession planning at least annually. ● The full Board is responsible for ensuring that there is a succession plan for the CEO.
Environmental Social and Governance Oversight	● The Nominating and Corporate Governance Committee is responsible for overseeing ESG initiatives and risk at the Company and receives regular updates from management.

Board Leadership Structure

Our Board of Directors is currently led by our Chairman, William C. Cobb. As stated in our Corporate Governance Guidelines, the Board has no policy with respect to the separation of the offices of Chairman of the Board and CEO. Following the resignation of Rexford Tibbens as the Company's President, CEO and Director, and effective as of June 1, 2022, Mr. Cobb has also served as the Company's CEO. The Board determined that Mr. Cobb's qualifications, background, skills and experience qualified him to serve as the Company's CEO, notwithstanding that Mr. Cobb would no longer be an independent director.

In accordance with the Company's Corporate Governance Guidelines, since the Chairman of the Board of Directors is not independent, the independent directors are required to annually appoint an independent Lead Director. Mr. McAndrews was appointed by the independent directors as the independent Lead Director as of June 1, 2022.

Lead Director Responsibilities

The Company's Corporate Governance Guidelines further specify the authority and responsibilities of the Lead Director, who is responsible to help coordinate the efforts of the independent directors in the interest of ensuring that objective judgment is brought to bear on significant issues relating to the governance and operations of the Company, including:

- Presiding over all meetings of the Board of Directors at which the Chairman of the Board is not present, including meetings of the non-management and independent directors;
- Collaborating with the Chairman of the Board of Directors on Board meeting agendas and advising on such agendas;
- Assisting in scheduling Board of Directors meetings to ensure that there is sufficient time for discussion of all agenda items;
- Requesting the inclusion of items in Board of Directors meeting materials and advising on Board meeting materials generally to ensure the appropriate flow of information to the Board;
- Calling meetings of the independent directors when necessary and appropriate;
- Collaborating with the Chairman of the Board of Directors in determining the need for special meetings of the Board;
- Serving as the liaison for major stockholders who request direct communications with the Lead Director;
- Serving as the liaison between the independent directors and the Chairman of the Board of Directors and the Company's management team, as appropriate; and
- Such other powers, duties and responsibilities as a majority of the independent directors of the Board shall approve.

Executive Sessions

Our Board of Directors holds regular and special meetings throughout each calendar year. In conjunction with those meetings, executive sessions, including separate meetings of only the independent directors, are regularly scheduled throughout the year. Our independent Lead Director presides over the executive sessions of the Board. The committees of the Board, as described more fully above, also meet regularly in executive sessions.

Selection of Nominees for Election to the Board

Our Corporate Governance Guidelines provide that the Nominating and Corporate Governance Committee will identify and select, or recommend that the Board of Directors select, Board candidates who the Nominating and Corporate Governance Committee believes are qualified and suitable to become members of the Board, consistent with the criteria for selection of new directors adopted from time to time by the Board. The Nominating and Corporate Governance Committee will consider, among other things, the Board's current composition, including experience, diversity and balance of inside, outside and independent directors, and the general qualifications of the potential nominees in light of director qualification criteria established by our Board, as described further below under "—*Director Qualification Standards*."

In identifying candidates for election to the Board of Directors, the Nominating and Corporate Governance Committee will consider nominees recommended by directors, stockholders and other sources. The Nominating and Corporate Governance Committee will review each candidate's qualifications, including whether a candidate possesses any of the specific qualities and skills desirable in certain members of the Board. Evaluations of candidates generally involve a review of background materials, internal discussions and interviews with selected candidates as appropriate. Upon selection of a qualified candidate, the Nominating and Corporate Governance Committee will recommend the candidate for consideration by the full Board. The Nominating and Corporate Governance Committee has engaged third-party search firms to assist it in identifying, evaluating and recommending potential nominees.

The Nominating and Corporate Governance Committee will consider director candidates proposed by stockholders on the same basis as recommendations from other sources. Any stockholder who wishes to recommend a prospective candidate for the Board of Directors for consideration by the Nominating and Corporate Governance Committee may do so by submitting the name and qualifications of the prospective candidate in writing to the following address: c/o Corporate Secretary, Frontdoor, Inc., 3400 Players Club Parkway, Ste. 300, Memphis, Tennessee 38125-1731. Any such submission should also describe, among other things, the experience, qualifications, attributes and skills that make the prospective candidate a suitable nominee for the Board. Our Bylaws set forth the complete requirements for direct nomination by a stockholder of persons for election to the Board.

Director Qualification Standards

The Nominating and Corporate Governance Committee charter sets forth certain criteria for the committee to consider in evaluating potential director nominees. In addition to evaluating a potential director's independence, the committee will consider whether director candidates satisfy criteria established by the Board of Directors in order to assure that our Board will have the necessary breadth and depth to perform its oversight function effectively, such as: integrity, honesty and adherence to high ethical standards; demonstrated business acumen, experience and ability to exercise sound judgments and willingness to contribute positively to the decision-making process of the Company; skills and experience in one or more areas relevant to us; willingness and capability to take the time to actively participate in Board and committee meetings and related activities; ability to understand the interests of our various constituencies; and the ability to satisfy independence standards with no conflicts of interest. Our Board values diversity on the Board, including gender, racial and ethnic diversity, as well as a range of different experiences, educations, backgrounds, perspectives, skills and knowledge. Our Board is committed to seeking women and individuals from minority groups to serve as directors. To that end, the Nominating and Corporate Governance Committee will endeavor to include women and individuals from minority groups in the pool from which new nominees are chosen. The committee may reevaluate and recommend for Board approval the relevant criteria for Board membership from time to time in response to changing business factors or regulatory requirements. Our full Board will be responsible for selecting candidates for election as directors based on the recommendation of the Nominating and Corporate Governance Committee.

Corporate Governance Guidelines

Our Board of Directors has adopted Corporate Governance Guidelines to address significant corporate governance issues. These guidelines provide a framework for our corporate governance initiatives and cover topics including, but not limited to, director qualification and responsibilities, Board composition, director orientation and continuing education, ethics and conflict of interest, Board access to management and advisers, director compensation, Board and committee self-evaluation, the responsibilities of our Lead Director, Board meetings and administration and succession planning. The Nominating and Corporate Governance Committee is responsible for overseeing and reviewing the guidelines and reporting and recommending to our Board any changes to the guidelines. The guidelines are available without charge on our corporate website.

Stockholder Engagement

We expect all of our directors to attend our annual meetings of stockholders and be available to answer questions from stockholders at the meetings. Between meetings, we expect William C. Cobb, our Chairman of the Board of Directors and CEO, and/or Jessica P. Ross, our Senior Vice President and Chief Financial Officer ("CFO"), to engage with stockholders on a regular basis at industry and financial conferences, road shows, and one-on-one meetings. In addition, we are committed to engaging in stockholder outreach to better understand our stockholders' perspectives and to better understand their priorities and concerns on the topics of our corporate governance and executive compensation, as well as broader ESG practices. We believe that ongoing engagement builds mutual trust and understanding with our stockholders.


CONTACT
Reaching out to stockholders and having year-round conversations
LISTEN
Obtaining feedback, discussing and evaluating feedback
RESPOND
Adopting and revising policies and taking actions as appropriate

During the last twelve months, we have reached out to or engaged with many of our largest stockholders—representing a majority of our outstanding shares—to discuss any feedback they may have. The feedback we have received from our major stockholders has been supportive, and included suggestions regarding our strategy, shareholder communications, a focus on stock price appreciation, ESG disclosure and linkage to strategy and considerations for linkage of incentive compensation to our strategy. See the sections below*"—Environmental, Social and Governance"* and *"Compensation Discussion and Analysis—Determination of Executive Compensation—Prior Year Say on Pay Vote" and "Compensation Discussion and Analysis—Components of 2022 Compensation—Long-Term Equity Incentive Awards—2022 Awards"* for more information on how we addressed these comments in fiscal 2022.

Communicating with the Board of Directors

Any stockholder or interested party who wishes to communicate with our Board of Directors as a whole, the independent directors, or any individual member of the Board or any committee of the Board may write to or email the Company at: c/o General Counsel, Frontdoor, Inc., 3400 Players Club Parkway, Ste. 300, Memphis, Tennessee 38125-1731 or Board_of_Directors@frontdoorhome.com.

Our Board of Directors has designated our General Counsel or his or her designee as its agent to receive and review written communications addressed to the Board, any of its committees, or any Board member or group of Board members. The General Counsel may communicate with the sender for any clarification. The General Counsel will promptly forward to the Chairman of the Board and Lead Director all communications, other than ordinary business communications, and in consultation with the Chairman of the Board and CEO, will determine the next steps. The General Counsel will also forward to the appropriate committee chair any communication alleging financial, legal, ethical or compliance issues or any other matter deemed by the General Counsel to be potentially material to us. As an initial matter, the General Counsel will determine whether the communication is a proper communication for the Board. The General Counsel will not forward to the Board, any committee or any director communications of a personal nature or not related to the duties and responsibilities of the Board, including, without limitation, junk mail and mass mailings, business or employment solicitations, routine customer service complaints, new product or service suggestions, opinion survey polls or any other communications deemed by the General Counsel to be insignificant to the Company, which we consider to be ordinary business communications. The General Counsel provides regular reports on the communications received to the Nominating and Corporate Governance Committee.

Risk Oversight

Our Board of Directors as a whole has responsibility for overseeing our risk management. The Board exercises this oversight responsibility directly and through its committees, and each committee provides reports to the full Board regarding the matters that it oversees. Because it directly impacts oversight of our operations and our strategy, the Board is also responsible for oversight of our enterprise risk management ("ERM") program. The oversight responsibility of the Board and its committees is informed by reports from our management team and from our internal audit department that are designed to provide visibility to the Board into the identification and assessment of key risks and our risk mitigation strategies, and the Board also has access to external advisors as needed.



RISK MANAGEMENT OVERVIEW

FULL BOARD

- **Strategic**
- **Operational**
- **Succession**
- **Regular reports from committees overseeing other areas of risk**

AUDIT COMMITTEE	COMPENSATION COMMITTEE	NOMINATING AND CORPORATE GOVERNANCE COMMITTEE
• Financial and accounting exposures • Legal and regulatory compliance • Cybersecurity and privacy • Technology and business systems • ERM process and execution of program	• Risks arising from our compensation policies and practices • People development	• ESG • Governance • Industry changes

The full Board of Directors has primary responsibility for evaluating strategic and operational risk management, and succession planning. Our Audit Committee is responsible for overseeing our major financial and accounting risk exposures and the steps our management has taken to monitor and control these exposures, including policies and procedures for assessing and managing risk, and for overseeing compliance related to legal and regulatory exposure, and meets regularly with our chief legal and compliance officer. Our Audit Committee also undertakes responsibility for assisting the Board in overseeing cybersecurity risk, including policies and procedures for assessing and managing that risk, and meets with appropriate members of our management team regarding such risk at least quarterly. Our Compensation Committee evaluates risks arising from our compensation policies and practices, as more fully described below. The Nominating and Corporate Governance Committee oversees risks associated with ESG issues, including the assessment and development of plans to address risks arising from ESG issues.

Compensation Risk Assessment

During 2022, under the oversight of our Compensation Committee, we performed an assessment of risks related to our compensation programs, including our executive compensation programs. We determined that the risks arising from our 2022 compensation policies and practices were not reasonably likely to have a material adverse effect on the Company.

Code of Conduct and Financial Code of Ethics

Our Board of Directors has adopted a Code of Conduct that applies to all of our directors, officers and employees, as well as a Financial Code of Ethics that applies to the CEO, CFO, Controller, and other designated officers and employees, including our financial employees. The Code of Conduct and Financial Code of Ethics each address matters such as acting with integrity, conflicts of interest, confidentiality and compliance with laws and regulations. The Company takes seriously allegations of non-compliance with the Code of Conduct, other Company policies and applicable laws and regulations. The Company maintains the confidentiality of information and individuals related to reports of violations required by law or when needed to properly examine or adequately respond to the matter. Employees may submit concerns and other complaints, including with respect to accounting, internal accounting controls or auditing matters, fraud or other non-compliance anonymously through our Ethics Helpline or corporate website. The Code of Conduct and the Financial Code of Ethics are available without charge on our corporate website.

We will promptly disclose any substantive changes in or waiver of, together with reasons for any waiver of, either of these codes granted to our executive officers or our directors, by posting such information on our corporate website.

Environmental, Social and Governance

Frontdoor is committed to developing ESG initiatives that strengthen our value as a service provider, employer and global corporate citizen. In 2022, we prepared our second sustainability report (our "Sustainability Report"). We recognize that we are still in the early stages of our ESG journey, but are committed to evolving and strengthening our practices and disclosures to further operate in a way that benefits those in the world around us.

Our Company Governance and ESG Oversight

Good corporate citizenship begins with good corporate governance. Corporate governance and responsibility are ingrained in our culture — and are the basis for our good decision-making, accountability, risk management and performance optimization. Our Board of Directors establishes policies and procedures to guide the Company's oversight of our ESG initiatives. In addition to the corporate governance practices described throughout the *"Corporate Governance"* section of this Proxy Statement, following are some highlights of our governance practices in 2022:

- Extensive employee training on corporate policies and legal requirements, including cybersecurity training for each employee;
- Completed a comprehensive third-party audit of our Payment Card Industry processing systems and controls under the oversight of the Audit Committee; and
- Continued implementation of our enterprise risk management program, focused on tracking and mitigation of risk, with regular reporting to our Board of Directors.

ESG Oversight

We believe that authentic, meaningful ESG initiatives strengthen our value as a service provider, as an employer and as a corporate citizen. To ensure that our initiatives are impactful, our Board of Directors and its committees oversee our ESG performance and holds management accountable for meeting our objectives. Executing those objectives is the responsibility of our cross-functional ESG management team. Consisting of our CEO and other senior leaders, it ensures not only that our ESG efforts are meaningful to the business and to stakeholders, but also that they are feasible enough to be successfully implemented and sustained over time. A summary of the ESG oversight and implementation activities of our Board committees and management is presented to the right.



MULTI-LAYERED APPROACH TO ESG OVERSIGHT

Board		
Nominating & Corporate Governance Committee	**Compensation Committee**	**Audit Committee**
ESG initiatives and related risk and compliance	Employee engagement, talent and development, executive compensation and benefits and diversity and inclusion	Cybersecurity, privacy and compliance

Management Oversight by ESG Committee

Comprised of CEO and cross-functional senior management

Sets priorities and reviews policies, reviews progress, oversees data collection and reporting

General Counsel & Legal Team

Lead day-to-day implementation

Key support from Digital, Finance, Marketing, People and Operations Teams

Responsibility for Our Employees and Society

As a service provider, we recognize that human capital is one of our greatest assets and the future of our business. We further recognize the positive impact that our actions can have on our communities and value chain.

Employees

To ensure our employees' greatest opportunity for success, we strive to create an environment where they can bring their best selves to work, as well as be fully engaged and supported. Following are some highlights of the ways in which we supported our employees in 2022:

- Expanded our diversity and inclusion efforts to launch four new employee resource groups;
- Sought pulse survey feedback on employment practices and measured satisfaction with, and the impact of, our programming; and
- Focused on meeting the diverse needs of our employee community, across all stages of life--through webinars, access to resources, and sharing practical tips and tools--to equip and encourage our employees to practice caring for themselves as they care for others.

Our Customers and Value Chain

Our commitments to our customers include not only performing services in accordance with our agreements, but also doing so in a way that respects consumers' privacy and ensures that we are focused on solving our customers' problems and transforming their experience. We regularly solicit customer feedback and publicly report on customer retention metrics quarterly.

Our network of contractors is critical to providing services to our customers. In 2022, we continued to drive attention to rewarding career opportunities in the skilled trades and growing the pipeline of talent by building partnerships with organizations aligned with our goals and leading the integration of technology in the industry.

Stewardship of our Environment and World

We recognize that changes in our environment, such as climate change, are a risk to our business and communities, and believe that efficiency in the use of resources is important. At the center of these efforts is our Environmental Policy, which is administered by our ESG management committee. Following are some of the ways we lived our commitments to our environment and world in 2022.

- Assessed and estimated our Scope 1 and 2 emissions, where data was available to us;
- Continued our program to estimate reduced truck rolls due to use of our Streem technology;
- Continued tracking estimated savings in emissions and water consumption from repair and replacement of our customers' appliances, HVAC systems and water heaters; and
- Supported our employees and customers in their efforts to protect the environment by providing resources and information.

To review additional information about the Company's ESG initiatives and review our Sustainability Report, please go to our corporate website at https://www.frontdoorhome.com/about/sustainability. The information contained on or accessible through our corporate website, including the Company's Sustainability Report, is not considered part of this Proxy Statement.

Procedures for Treatment of Complaints Regarding Accounting Controls and Auditing Matters

In accordance with the Sarbanes-Oxley Act of 2002, our Board of Directors has adopted procedures for the receipt, retention and treatment of complaints regarding accounting controls or auditing matters and to allow for the confidential, anonymous submission by employees and others of concerns regarding questionable accounting or auditing matters. These procedures for the receipt, retention and treatment of complaints are also available for use by employees who would like to raise other concerns, such as concerns related to harassment, conflicts of interest or other matters discussed in our Code of Conduct.

Certain Securities Transactions

Short Selling

Our Board of Directors has adopted a policy that prohibits our directors, officers and employees from short sales and transactions in puts and calls of our equity securities. Short sales of our securities evidence an expectation on the part of the seller that such securities will decline in value and signal to the market an absence of confidence in our short-term prospects. Short sales may also reduce the seller's incentive to improve our performance.

Pledges and Hedges

In addition, our Board of Directors has adopted a policy that prohibits any of our directors, officers and employees from pledging our equity securities, trading on margin or engaging in hedging transactions in our equity securities. Certain forms of hedging or monetization transactions (such as zero-cost collars, equity swaps, exchange funds and forward sale contracts) allow a person to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential appreciation in the stock. These transactions allow the person to continue to own the stock, but without the full risks and rewards of ownership. When that occurs, the person may no longer have the same objectives as our other stockholders.

Ratification of the Selection of Independent Registered Public Accounting Firm

The Audit Committee has selected Deloitte & Touche LLP ("Deloitte") to serve as the Company's independent registered public accounting firm for fiscal 2023. The Audit Committee first retained Deloitte as our independent registered public accounting firm in October 2018 immediately following the Spin-off, and Deloitte has continued to serve in that capacity through fiscal 2022.

The Audit Committee annually evaluates the independence and performance of our independent registered public accounting firm and determines whether to retain the current firm or consider other firms. In addition, in conjunction with the mandated rotation of our external auditor's lead engagement partner, the Audit Committee and its chair are directly involved in the selection of the external auditor's new lead engagement partner.

In selecting Deloitte as our independent registered public accounting firm for fiscal 2023, the Audit Committee considered carefully Deloitte's performance as the Company's independent registered public accounting firm in fiscal 2022, its independence with respect to the services to be performed, its technical expertise and knowledge of the Company's industry and operations, the reasonableness of its fees, and its general reputation for adherence to professional auditing standards. The Audit Committee and the Board of Directors believe that the continued retention of Deloitte as our independent registered public accounting firm is in the best interests of the Company and our stockholders. Representatives of Deloitte are expected to participate in the 2023 Annual Meeting, will have the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.

Ratification by the stockholders of the selection of the independent registered public accounting firm is not required, but the Board of Directors believes that it is desirable to submit this matter to the stockholders. If the selection of Deloitte is not ratified at the 2023 Annual Meeting, the Audit Committee will investigate the reason for the rejection and reconsider the appointment. Even in the event our stockholders ratify the appointment, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during fiscal 2023 if the committee determines that such a change would be in the Company's and its stockholders' best interests.

 **THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE RATIFICATION OF THE SELECTION OF DELOITTE & TOUCHE LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL 2023.**

Independent Auditor Fees and Services

The following table summarizes the fees that Deloitte billed to us for fiscal 2022 and fiscal 2021 for audit and other services. Audit fees also include an estimate of amounts not yet billed.

	Fiscal 2022	Fiscal 2021
Audit Fees	$ 1,525,998	$ 1,308,782
Audit-Related Fees	$ 111,390	$ 106,890
Tax Fees	$ 0	$ 0
All Other Fees	$ 0	$ 0
TOTAL FEES	**$ 1,637,388**	**$ 1,415,672**

Audit Fees

Audit fees for fiscal 2022 and fiscal 2021 include fees paid for professional services rendered by Deloitte in connection with the audit and quarterly review of the Company, the audit of the effectiveness of internal controls over financial reporting and other services associated with regulatory filings.

Audit-Related Fees

Audit-related fees for fiscal 2022 and fiscal 2021 principally represent fees paid for professional services rendered by Deloitte in connection with support related to certifications performed for statutory requirements.

Tax Fees

Deloitte did not render any tax compliance, tax advice or tax planning services to us in fiscal 2022 or fiscal 2021.

All Other Fees

There were no such fees paid for fiscal 2022 or fiscal 2021.

Pre-Approval Policy

The Audit Committee's Policy Regarding Pre-Approval of Services of the Independent Auditor provides for pre-approval of audit, audit-related, tax and other services specifically described in the policy. Requests for services that require specific approval by the Audit Committee must be submitted to the Audit Committee by both our independent auditor (or independent registered public accounting firm) and our CFO or other appropriately designated officer, and must include a joint statement stating that the performance of such services will not impair the independence of the independent auditor and whether, in their view, the request is consistent with the SEC's rules on auditor independence. The policy authorizes the Audit Committee to delegate to one or more of its members pre-approval authority with respect to permitted services, provided that such authority shall not include the approval of services for which the associated fees exceed $150,000. Pursuant to this delegation, the committee member to whom such authority is delegated must report any pre-approval decision to the Audit Committee at its next scheduled meeting. The Audit Committee has delegated specific pre-approval authority to its chair, subject to and in accordance with the terms of the policy.

All of the services described above were pre-approved by the Audit Committee in accordance with the policy.

Audit Committee Report

The following is the report of the Audit Committee of the Board of Directors with respect to the Company's audited financial statements for fiscal 2022.

The Audit Committee is governed by the Audit Committee Charter adopted by the Company's Board of Directors. Our Board has determined that each current member of the Audit Committee, namely Richard P. Fox, Peter L. Cella, Christopher L. Clipper and Liane J. Pelletier, (i) is an "independent" director based on Nasdaq Rule 5605 and our Corporate Governance Guidelines, (ii) satisfies the SEC's additional independence requirement for members of audit committees, and (iii) is an "audit committee financial expert" as defined by SEC rules.

The Audit Committee reviews the Company's financial reporting process on behalf of the Board of Directors. The Audit Committee has met and reviewed and discussed the Company's audited financial statements with management, which has primary responsibility for the financial statements and the reporting process, including the system of internal controls. In this context, the Audit Committee has held discussions with management and Deloitte, the Company's independent registered public accounting firm for fiscal 2022, regarding the fair and complete presentation of the Company's financial position and results of operations in accordance with U.S. GAAP and regulations of the SEC. The Audit Committee has discussed significant accounting policies applied by the Company in its financial statements, as well as alternative treatments. Management has represented to the Audit Committee that the Company's consolidated financial statements have been prepared in accordance with U.S. GAAP. Deloitte is responsible for expressing opinions on the conformity of the Company's financial statements with U.S. GAAP and the effectiveness of the Company's internal control over financial reporting. The Audit Committee also has held discussions with management and Deloitte regarding the effectiveness of the Company's internal control over financial reporting in accordance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002.

In addition, the Audit Committee has:

- reviewed the Company's audited financial statements for the fiscal year ended December 31, 2022 and discussed them with management and Deloitte;
- discussed with Deloitte various communications that Deloitte is required to provide to the Audit Committee, including matters required to be discussed by the applicable standards of the Public Company Accounting Oversight Board (the "PCAOB") and the SEC; and
- received the written disclosures and the letter from Deloitte required by applicable requirements of the PCAOB regarding Deloitte's communications with the Audit Committee concerning independence, and discussed with Deloitte their independence.

Based upon the review and discussions referred to above, the Audit Committee recommended to the Company's Board of Directors that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for fiscal 2022.

The Audit Committee has selected Deloitte as the Company's independent registered public accounting firm for fiscal 2023, and the Board of Directors has approved submitting such selection to the stockholders for ratification.

This report is being provided by the following independent directors who constituted the Audit Committee as of February 23, 2023, the date of the approval of this report by the Audit Committee.

Respectfully submitted,
Audit Committee
Richard P. Fox, Chair
Peter L. Cella
Christopher L. Clipper
Liane J. Pelletier

PROPOSAL 3
Advisory Vote to Approve Named Executive Officer Compensation

As required by Section 14A of the Exchange Act, the Company is seeking advisory stockholder approval of the compensation of its named executive officers as disclosed in this Proxy Statement pursuant to the SEC's compensation disclosure rules. Stockholders are being asked to vote on the following advisory resolution:

> "RESOLVED, that the compensation paid to the Company's named executive officers as disclosed in this Proxy Statement pursuant to the rules of the SEC, including the Compensation Discussion and Analysis, compensation tables, and any related narrative discussion, is hereby APPROVED."

As described more fully in the "*Compensation Discussion and Analysis*" section of this Proxy Statement, the 2022 executive compensation program of the Company was designed to achieve the following key objectives:

- Align executive interests with those of stockholders by focusing management on the attainment of the Company's strategic objectives, rewarding long-term, value-creating growth and encouraging stock ownership;
- Support the building of a highly engaged, high performance culture with a strong shared talent mindset in support of a one-company philosophy as measured through the Company's employee engagement survey, and succession plans for key positions;
- Attract, retain, focus, and reward highly motivated talent with strong team orientation and sense of accountability;
- Be performance-based, with variable pay constituting a significant portion of total compensation, with differentiated awards based on an executive's individual performance;
- Encourage equity ownership among executives;
- Encourage appropriate, and not excessive, risk taking;
- Be simple to understand and administer; and
- Target total direct compensation consisting of salary, annual cash incentive and long-term equity-based incentive awards to be competitive with our peer group to encourage growth and scale, while recognizing key competitive, fairness and performance considerations.

The Compensation Committee and the Board of Directors believe that the design of the 2022 executive compensation program, and hence the compensation awarded to named executive officers under the program, fulfilled these objectives. In particular, a significant portion of the compensation of the named executive officers consisted of long-term equity incentive compensation that aligns their compensation with the interests of stockholders over the long term.

Stockholders are urged to read the "*Compensation Discussion and Analysis*" section of this Proxy Statement, which discusses in detail how the Company's compensation approach implements the Company's compensation objectives.

While the results of the vote are non-binding and advisory in nature, the Compensation Committee and the Board of Directors intend to review and consider the results of the vote. The next vote to approve the compensation of our named executive officers is expected to be held at the Company's 2024 Annual Meeting of Stockholders.

 **THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE ADVISORY APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS.**

Executive Officers of the Company

Below is a list of our executive officers and their respective ages (as of March 21, 2023).

WILLIAM C. COBB



Age 66

Chief Executive Officer, Chairman of the Board of Directors

Mr. Cobb has served as the Chief Executive Officer of the Company since June 2022 and was appointed to the Board of Directors of the Company in October 2018, and serves as Chairman of the Board of Directors. Mr. Cobb served on the board of directors of Terminix from April 2018 until the Spin-off. From May 2011 through July 2017, Mr. Cobb served as President and Chief Executive Officer, and from August 2010 to July 2017 Mr. Cobb served as a director, of H&R Block, Inc., a provider of income tax return preparation and related services and products. From November 2000 to March 2008, Mr. Cobb served in various leadership roles at eBay, Inc., a global commerce and payments provider, including as President of eBay Marketplaces North America for four years and other senior management positions, including Senior Vice President and General Manager of eBay International and Senior Vice President of Global Marketing. Prior to joining eBay, Inc., Mr. Cobb held various marketing and executive positions at PepsiCo (and Tricon Global Restaurants when it was spun off in 1997) from 1987 to 2000. These positions included Senior Vice President and Chief Marketing Officer for Tricon International, Senior Vice President and Chief Marketing Officer at Pizza Hut, and Vice President, Colas at Pepsi Cola. Mr. Cobb currently serves on the board of directors and is chair of the finance committee of Deluxe Corporation, a technology-enabled solution company supporting financial institutions and small businesses. Mr. Cobb holds an undergraduate degree in Economics from the University of Pennsylvania and an M.B.A. from the Kellogg School of Management at Northwestern University.

JESSICA P. ROSS



Age 46

Senior Vice President and Chief Financial Officer

Ms. Ross has served as the Senior Vice President and Chief Financial Officer of the Company since December 2022. Prior to joining Frontdoor, Ms. Ross served from March 2019 to December 2022 at Salesforce, Inc., a global leader in customer relationship management technology, in roles of increasing responsibility, most recently serving as Executive Vice President, Enterprise Strategy and Operational Excellence, and prior to that as Executive Vice President, Finance Chief Transformation Officer. From September 2017 to March 2019, Ms. Ross served as Vice President and Chief Accounting Officer of Stitch Fix, Inc., a leading online personal styling service. Ms. Ross's professional experience includes more than 20 years in progressive leadership roles in finance, including 12 years of public accounting experience at Arthur Anderson LLP and Deloitte & Touche LLP and executive finance leadership roles at Kaiser Permanente and The Gymboree Corporation. Ms. Ross is a Certified Public Accountant and holds a Bachelor's degree in Business Administration from U.C. Berkeley's Haas School of Business and an M.B.A. from The Wharton School of the University of Pennsylvania.

JEFFREY A. FIARMAN



Age 54

Senior Vice President, General Counsel and Secretary

Mr. Fiarman has served as the Senior Vice President, General Counsel and Secretary of the Company since August 2018. Prior to joining the Company, Mr. Fiarman served from July 2017 to August 2018 as general counsel for Wedgewood Pharmacy, a leading provider in the United States of customized medications for the veterinary market. Prior to joining Wedgewood Pharmacy, from September 2014 to July 2017, Mr. Fiarman advised startup companies and new business ventures, and co-founded an entrepreneurial venture focused on consumer wearable technology. From May 2013 until September 2014, Mr. Fiarman served as executive vice president, general counsel and secretary of IDEXX Laboratories, Inc., a leading animal diagnostics healthcare provider. While at IDEXX, he oversaw the company's global legal, compliance, business development, regulatory and quality assurance functions. Prior to IDEXX, from June 2000 until April 2013, Mr. Fiarman served in various leadership roles with WW International, Inc. (formerly, Weight Watchers International, Inc.), a leading provider of weight management services, including seven years as executive vice president, general counsel and secretary, during which he provided oversight for a broad range of legal, regulatory, intellectual property and risk management functions. While at WW, Mr. Fiarman also served as the first general counsel and a member of the founding leadership team for WW's internet business, the global cloud-based leader in consumer weight management services and products. Mr. Fiarman began his career as an attorney with Gibson, Dunn & Crutcher in Washington, D.C., specializing in corporate and tax law. Mr. Fiarman holds a Bachelor's degree in Economics from The Wharton School of the University of Pennsylvania and a Juris Doctor from Columbia University School of Law.

Mr. Rexford Tibbens served as our President and CEO and a director until June 1, 2022, at which time he resigned from each role and Mr. Cobb became CEO of the Company. Mr. Brian Turcotte served as Senior Vice President and CFO of the Company until December 30, 2022, at which time Ms. Ross became our Senior Vice President and CFO.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis set forth in this Proxy Statement. Based on this review and discussion, the Compensation Committee recommended to the Board of Directors, and the Board of Directors has approved, the inclusion of the Compensation Discussion and Analysis in this Proxy Statement.

Respectfully submitted,
Compensation Committee
Anna C. Catalano, Chair
Peter L. Cella
Liane J. Pelletier

Compensation Discussion and Analysis

The Compensation Committee has the flexibility to establish appropriate compensation policies to attract and retain executives who are best positioned to execute on our business strategy.

Our named executive officers ("NEOs") for 2022 were:

- William C. Cobb, CEO and Chairman of the Board;
- Rexford J. Tibbens, Former President and CEO;
- Jessica P. Ross, Senior Vice President and CFO;
- Brian K. Turcotte, Former Senior Vice President and CFO; and
- Jeffrey A. Fiarman, Senior Vice President, General Counsel and Secretary.

Executive Summary

Key Compensation Actions for Fiscal 2022

Our Compensation Committee made the following determinations with respect to our fiscal 2022 executive compensation program:

- Increased the variable, at-risk portion of total direct compensation for our NEOs, other than our CEO, who was new in role in 2022;
- Aligned each executive's annual LTI opportunity to Company performance by structuring 50% of awards in the form of PSUs and 50% in the form of RSUs for our NEOs, and for our CEO, commencing June 1, 2022, 25% PSUs, 25% RSUs and 50% PSOs tied to stock price appreciation;
- Approved an Executive Severance Policy, confirming the compensation to which our executives may be entitled upon a separation to enhance executive retention; and
- Determined that the Company performance under the AIP was 63.6% in the aggregate in accordance with the weightings applicable to each performance goal described below.

What We Do and Don't Do Within Our Executive Compensation Program

In designing our executive compensation program, our Compensation Committee has incorporated certain practices into the program and omitted certain other practices, as follows.

What We Do	What We Don't Do
✔ Pay for Performance	✘ No Excessive Risk-Taking in Our Compensation Programs
✔ Competitive Compensation/Peer Group Benchmarking	✘ No Hedging, Pledging or Short Sales
✔ Annual Compensation Risk Assessment	✘ No Backdating or Repricing of Stock Options
✔ Clawback Policy	✘ No Tax Gross-Ups
✔ Stock Ownership Guidelines and Holdings Requirements	
✔ Double Trigger Vesting for Equity Awards	
✔ Provide limited perquisites	
✔ Independent Compensation Consultant	

Fiscal 2022 Performance Overview

Despite 2022 being one of the most challenging macroeconomic environments that we have experienced, our Company, led by our named executive officers, delivered another year of growth in 2022 and advanced key strategic objectives, including:

- Revenue increased 4% to $1,662 million, which was comprised of increases in price and a change in product mix, partially offset by lower volumes;
- Gross Profit decreased 10% to $710 million, primarily driven by higher inflation;
- Net Income decreased 45% to $71 million;
- Adjusted EBITDA* decreased 33% to $214 million, primarily as a result of higher contract claims costs driven by inflationary cost pressures, partially offset by higher revenue conversion*;
- Customer retention rate improved 150 basis points to 75.7%*; and
- Utilization of Streem technology and on-demand business continued to evolve as we prepared for the launch of the Frontdoor brand in 2023.

* See page 5 of this Proxy Statement for a definition of Adjusted EBITDA and source for a reconciliation to net income and additional information about our revenue conversion and customer retention rate.

Objectives of Our Executive Compensation Program

Our compensation plans for executives (including the NEOs) are designed to:

- Align executive interests with those of stockholders by focusing management on the attainment of the Company's strategic objectives, rewarding long-term, value-creating growth and encouraging stock ownership;
- Support the building of a highly engaged, high performance culture with a strong shared talent mindset in support of a one-company philosophy as measured through the Company's employee engagement survey, and succession plans for key positions;
- Attract, retain, focus, and reward highly motivated talent with strong team orientation and sense of accountability;
- Be performance-based, with variable pay constituting a significant portion of total compensation, with differentiated awards based on an executive's individual performance;
- Encourage equity ownership among executives;
- Encourage appropriate, and not excessive, risk-taking;
- Be simple to understand and administer; and
- Target total direct compensation consisting of salary, annual cash incentive and long-term equity-based incentive awards to be competitive with our peer group to encourage growth and scale, while recognizing key competitive, fairness and performance considerations.

We believe that our pay actions for 2022 and the programs we have established fully reflect these objectives.

Elements of Executive Compensation, Including for NEOs

We believe it is necessary for our executive compensation program to be attractive to compete in the national market for executive talent and that our program must support our growth strategy and business objectives. As a result of this focus, we rely on competitive pay practices, and individual and business performance in determining the compensation of our executives. In making these compensation determinations, we also consider historical individual compensation levels and historical Company payout levels for annual cash incentives. The executive compensation program and underlying philosophy are reviewed at least annually to determine what, if any, modifications should be considered.

Each of these elements, discussed in more detail further below, plays an integral role in our balancing of executive rewards over short- and long-term periods and our ability to attract and retain key executives. We believe the design of our executive compensation program creates alignment between performance achieved and compensation awarded and motivates achievement of both annual goals and sustainable long-term performance.

The following chart describes in detail the individual pay components of our executive compensation program, the role of each component and the key characteristics and considerations of each component.

Pay Component	Role	Key Characteristics and Considerations
Salary	• Fixed portion of annual cash pay • Attract and retain highly qualified executives • Recognize individual performance	• Value of role in competitive marketplace • Value of role to the Company • Skills, experience and future potential of executives • Performance of the executive • Difficulty of replacing the executive
Annual Incentive Plan • Cash Payouts	• Variable, at-risk portion of annual cash pay • Motivate executives to achieve short-term Company performance goals that support our long-term strategy	• Goals tied to key financial and strategic indicators of the Company's success • Balance between short- and long-term business drivers • Remaining competitive with the markets in which the Company competes for talent
Long-term Incentives • RSUs • PSUs • Stock Options • PSOs	• Motivate achievement of long-term performance goals • Facilitate equity ownership to align interests of executives with stockholders • Encourage retention of key talent	• Realized value on specific Company performance metric(s) and/or stock performance • Awards with vesting periods that stretch over multiple fiscal years to create balance between short- and long-term objectives • Remaining competitive with the markets in which the Company competes for talent
Sign-on Awards • Cash Payouts • RSUs • Stock Options	• Enable the successful recruitment of talented executives	• Cash and/or equity awards applied on a case-by-case basis to certain executives as an inducement to join the Company and to remain competitive with the markets in which the Company competes for talent, and in the case of equity awards, alignment with stockholders • Equity awards are time-vested
Benefits, Perquisites and Severance Protection	• Support the health and wellbeing of our executives and employees • Provide the opportunity for our executives and employees to save on a tax-favored basis • Attract and retain qualified executives by ensuring that our benefit programs are competitive	• Health and welfare and retirement benefits for executives are the same as those for all employees • Benefits, perquisites, and severance protection for executives based on competitive marketplace considerations • Consistent with standards of good governance

Determination of Executive Compensation

Role of the Compensation Committee and Management

The role of our Compensation Committee is to assist our Board of Directors in the discharge of its responsibilities relating to our executive compensation program. The Compensation Committee is responsible for establishing, administering and monitoring our policies governing the compensation for our executive officers, including determining salaries and short- and long-term incentive awards.

The Compensation Committee will determine the CEO's compensation and report and discuss the approved compensation with our Board of Directors. Our CEO will recommend to the Compensation Committee compensation for our other executive officers based on his assessment of each executive officer's area of responsibility, individual performance, overall contribution and prevailing marketplace conditions. Our CEO provides input to the Compensation Committee regarding compensation mix, incentive plan design, pay levels and inducement packages pertaining to the recruitment of new executives. These items were assessed by the Compensation Committee, with input from the Compensation Committee's independent compensation consultant, and considered by the Compensation Committee as part of its evaluation of our executive compensation program design. Our CEO will continue to play an active role in evaluating our executive leadership team and determining their compensation in support of the Compensation Committee's activities. However, the CEO does not play a role in determining his own compensation.

Role of the Independent Compensation Consultant

The Compensation Committee engaged Meridian Compensation Partners, LLC ("Meridian") as its independent compensation consultant for 2022. During the compensation planning process, the Compensation Committee expects its compensation consultant to provide analysis, recommendations, and advice that will inform the Compensation Committee's decisions. Meridian's services include, but are not limited to: (i) providing market pay comparisons pertaining to the Company's executives; (ii) assisting in the design and implementation of executive incentive plans to ensure appropriate linkage to stockholder value creation; (iii) updating the Compensation Committee on governance trends relating to executive compensation; and (iv) reviewing various proposals presented by management to the Compensation Committee on executive compensation matters. Pursuant to SEC rules, the Compensation Committee has assessed the independence of Meridian and has concluded that Meridian, and the individual compensation advisers employed by Meridian, are independent and have no conflicts of interests that would prevent Meridian from independently providing services to the Compensation Committee.

Peer Group

Our peer group for 2022, which is the same as our 2021 peer group, was established by our Compensation Committee with input from Meridian and reflects a group of companies with similar or adjacent business models and who source talent from the same labor pools as the Company. In determining the peer group, the size and performance of the companies were taken into consideration, with preference given to companies having revenues generally ranging from 0.4 to 6.6 times the revenue of the Company.

2022 Peer Group	
ADT Inc.	KAR Auction Services, Inc.
Alarm.com Holdings, Inc.	Realogy Holdings Corp.
Angi Inc.	Redfin Corporation
Cars.com Inc.	Vivint Smart Home, Inc.
FirstService Corporation	WW International, Inc.
H&R Block, Inc.	Yelp Inc.
HomeServe plc	Zillow Group, Inc.
IAA, Inc.	

The Compensation Committee used the peer group as a reference point when reviewing the competitiveness of our executive compensation program, in making executive compensation decisions, and in assisting with the design and operation of our annual incentive plan and long-term incentive awards.

In September 2022, the Compensation Committee completed a review of our 2022 peer group, focusing on changes in the business or performance of these companies from the prior year. The Compensation Committee considered a number of factors, beginning with company size, performance and industry. The Compensation Committee further reviewed the peer companies for similarities in operations, including profitable growth; recurring revenue; home or real estate services; and transformational, local network-related, technology-enabled and platform-enabled businesses; and also included core and emerging peer companies based on the application of financial, industry, competitive and qualitative filters. Based on these factors, the Compensation Committee determined that the peer group continued to be appropriate and made no adjustments to our peer group for 2023. The appropriateness of the companies comprising the peer group will be reassessed annually, and any changes to the composition of the group will be subject to approval by the Compensation Committee.

Prior Year Say on Pay Vote

In 2022, the Compensation Committee considered the outcome of the stockholder advisory vote on 2021 executive compensation when making decisions relating to the compensation of our NEOs and our executive compensation program and policies. Our stockholders voted at our 2022 Annual Meeting, in a non-binding, advisory vote, on the 2021 compensation paid to our NEOs. Over 87% of the votes were cast in favor of the Company's 2021 compensation decisions. See *"Corporate Governance—Corporate Governance Practices and Policies—Stockholder Engagement"* for additional information about our stockholder engagement during 2022.

Components of 2022 Compensation

A significant portion of the 2022 total direct compensation for our executives consisted of variable, at-risk compensation. Variable, at-risk total direct compensation includes the 2022 AIP award at target and long-term equity-based incentive award dollar value at target. The following charts illustrate the proportional components of 2022 compensation for our CEO, and the average proportional components of 2022 compensation for our other NEOs, as well as a percentage of overall, variable, at-risk compensation.



CEO
14% Salary
24% RSUs
17% AIP at Target
86% At Risk
69% Long Term Equity Grants
45% PSUs & PSOs

Average Other NEOs
20% Salary
26% RSUs
15% AIP at Target
80% At Risk
64% Long Term Equity Grants
38% PSUs & PSOs

For comparison purposes, the information above for our CEO reflects an annualized fiscal 2022 salary and AIP award for Mr. Cobb and his long-term equity grants received due to his role as CEO, including his sign-on equity award; no compensation awarded to him for his services as a director and Chairman of the Board of Directors is reflected. The information above for "Average Other NEOs" reflects the average compensation paid to Messrs. Fiarman and Turcotte; Ms. Ross' 2022 compensation components are not reflected, as she was not eligible to receive an AIP award or annual long-term equity-based incentive award for 2022.

The Compensation Committee determined the salary and incentive compensation opportunities for fiscal 2022 for Messrs. Turcotte and Fiarman in February 2022, and in May 2022 approved salary and incentive compensation opportunities for Mr. Cobb, along with an additional special performance-based equity award for Messrs. Turcotte and Fiarman for retention purposes. The committee approved the salary and incentive compensation opportunities for Ms. Ross in November 2022. In each case, the Compensation Committee considered data regarding compensation for the Company's 2022 Peer Group, as well as third-party salary survey information and the Company's business strategy.

Salary

The Compensation Committee will annually review the salaries of our executives, which includes our executive officers and other members of the senior leadership team. The Compensation Committee may take into account various factors when considering annual merit increases, including:

- Competitive practice among the Company's peer group, as well as general industry practice;
- The Company's financial performance in the prior year and expectations for the coming year;
- The impact that increased fixed costs will have on the ability to meet the Company's annual operating plan;
- Individual proficiency and experience; and
- Internal equity.

The following table sets forth information regarding the 2022 salaries for our current NEOs.

Named Executive Officer		Salary as of December 31, 2022
Mr. Cobb[1]	$	825,000
Ms. Ross[3]	$	600,000
Mr. Fiarman	$	515,000

(1) Mr. Cobb commenced serving as the Company's CEO effective June 1, 2022.
(2) Ms. Ross commenced serving as the Company's Senior Vice President and CFO effective December 30, 2022.

The following table sets forth information regarding the 2022 salaries for our former NEOs.

Former Named Executive Officer		
Mr. Tibbens[1]	$	825,000
Mr. Turcotte[2]	$	535,000

(1) Mr. Tibbens served as President and CEO until June 1, 2022 and served as a special advisor to the Company from June 1, 2022 through June 30, 2022, the date of his departure from the Company.
(2) Mr. Turcotte served as the Company's Senior Vice President and CFO until December 30, 2022, at which time he became Vice President and advisor to the CEO through March 31, 2023 with an annual base pay rate of $200,000.

In February 2022, the Compensation Committee determined to increase the salaries of Messrs. Tibbens (from $800,000), Turcotte (from $505,000) and Fiarman (from $470,000), in each case effective April 1, 2022, to reflect competitive practice among the Company's peer group, as well as general industry practice and individual proficiency and experience. The Compensation Committee determined that Mr. Cobb's salary, as of his commencement date as the Company's CEO, and was set within a competitive market range. Ms. Ross' salary reflects competitive practice among the Company's peer group, as well as general industry practice and individual proficiency and experience.

Annual Cash Incentive Awards

2022 Annual Incentive Plan Design

The Compensation Committee approved an annual incentive bonus plan for 2022 that was designed to reward the achievement of specific pre-set financial and strategic results measured over the 2022 fiscal year. The Compensation Committee determined that, consistent with fiscal 2021, the AIP bonus awards for 2022 would be calculated based on the NEO's eligible earnings, or base salary paid to the NEO, during fiscal 2022.

The target bonus approved by the Compensation Committee for each NEO for 2022 is listed in the table below.

Named Executive Officer	AIP 2022 Annual Incentive Target as a Percentage of Eligible Earnings
William C. Cobb	120%
Rexford J. Tibbens[1]	120%
Jessica P. Ross[2]	—
Brian K. Turcotte[3]	90%
Jeffrey A. Fiarman	60%

(1) The Compensation Committee approved a target bonus opportunity of 120% for Mr. Tibbens; however, he became ineligible for a bonus upon his departure from the Company in June 2022.
(2) Ms. Ross was not employed prior to October 31, 2022 and therefore was not eligible to receive a 2022 AIP bonus award.
(3) Mr. Turcotte continues to be eligible for a 2022 AIP bonus pursuant to the terms of his Separation and Transition Agreement.

In February 2022, the Compensation Committee made no change to the AIP bonus targets for Mr. Tibbens or Mr. Fiarman, as it was determined that their targets were in line with their peer benchmarks. At that time, the Compensation Committee increased Mr. Turcotte's AIP target bonus for 2022 from 80% to 90% to reflect competitive practice among the Company's peer group. The Compensation Committee determined in November

2022 that, following his transition, Mr. Turcotte would continue to be eligible for a 2022 AIP target bonus based on 90% of his eligible earnings, as described in his Separation and Transition Agreement.

In May 2022, the Compensation Committee approved Mr. Cobb's 2022 AIP target bonus based on peer group practice, and confirmed that it would be pro-rated for the time Mr. Cobb served as CEO of the Company.

The Compensation Committee determined that incentives under the 2022 AIP for applicable NEOs would be based on our performance with respect to the following performance goals and weightings: (1) two financial performance goals consisting of Adjusted EBITDA (35%) and Revenue (30%); and (2) two strategic performance goals consisting of customer retention (20%) and the satisfaction of strategic objectives related to our emerging businesses and customer service (15%); for a total combined weighting of 100%. The Compensation Committee determined that each of the metrics was appropriate to motivate the NEOs to lead the Company and to deliver on annual growth in support of the Company's long-term strategy.

For each performance measure, the Compensation Committee approved that the achievement factor will be determined by measuring actual performance against threshold, target and maximum goals based on a scale that provides for a payout of 25% for threshold performance, 100% for target performance and 200% for maximum performance. In establishing the goals, the committee considered actual performance for 2021, the Company's budget for 2022 and short-term and long-term business drivers for the Company. The following table sets forth the financial performance goals, including threshold, target and maximum performance levels, and the respective weightings of the financial performance goals under the 2022 AIP.

Financial Performance Goal	Threshold (25%)	Target (100%)	Maximum (200%)	Weighting
Adjusted EBITDA	$ 250 million	$ 309 million	$ 325 million	35%
Revenue	$ 1.602 billion	$ 1.724 billion	$ 1.846 billion	30%

Actual amounts paid under the 2022 AIP bonus are calculated by multiplying each NEO's 2022 eligible earnings by (i) the executive's 2022 AIP bonus target annual cash incentive opportunity (which is reflected as a percentage of eligible earnings) and (ii) the executive's weighted achievement factor.

2022 Annual Incentive Plan Determinations

In February 2023, the Compensation Committee assessed our performance against the 2022 AIP financial performance goals. For actual performance between the specified threshold, target and maximum levels, the resulting achievement factor was calculated on a linear interpolation basis. The weighted achievement factor for each performance measure was then determined by multiplying the weight attributed to each performance measure by the achievement factor for such measure based on the Company's fiscal 2022 performance. The levels of achievement attained, achievement factors and the weighted achievement factors for the financial performance goals are listed in the table below.

Financial Performance Goal	2022 Results	2022 Results as a % of Target	2022 Achievement Factor	2022 Weighted Achievement Factor
Adjusted EBITDA[1]	$ 214 million	69.3%	0.0%	0.0%
Revenue	$ 1.662 billion	96.4%	61.9%	18.6%

(1) Adjusted EBITDA under the 2022 AIP is calculated in the same manner as described in the Part II, Item 7 section of our Annual Report on Form 10-K for fiscal year ended December 31, 2022.

The Compensation Committee additionally determined that we achieved 100.7% of our customer retention goal resulting in a 30.0% achievement factor. With respect to the satisfaction of the strategic objectives goal, which focused on the evolution of our emerging businesses and customer service improvements, the Compensation Committee determined that we achieved 2022 actual results as a percentage of target of 100%, resulting in a weighted achievement factor of 15.0% for this goal.

The Compensation Committee then determined that Company performance under the 2022 AIP was 63.6% in the aggregate in accordance with application of the weightings applicable to each of the financial and strategic performance goals.

2022 Annual Incentive Plan Payout

Accordingly, in February 2023, the Compensation Committee awarded Messrs. Cobb, Turcotte and Fiarman 2022 AIP bonuses as set forth in the following table. Mr. Tibbens and Ms. Ross were not eligible for a 2022 AIP bonus payout.

Named Executive Officer	2022 AIP Eligible Compensation	AIP Annual Incentive Target as of Percentage of Eligible Earnings	2022 AIP Eligible Bonus Payout Factor	2022 AIP Bonus Payouts
Mr. Cobb[1]	$ 481,250[1]	120%	76.32%	$ 367,290
Mr. Turcotte	$ 526,231	90%	57.24%	$ 301,215
Mr. Fiarman	$ 503,750	60%	38.16%	$ 192,231

(1) Mr. Cobb's 2022 AIP bonus eligible compensation reflects employee compensation paid after his appointment as the Company's CEO on June 1, 2022, and does not include fees paid for service as our non-employee Chairman and a member of our Board of Directors.

Long-Term Equity Incentive Awards

2022 Annual Awards

In consideration of feedback from stockholders and to reinforce the Company's performance and growth agenda, the Compensation Committee determined to grant PSUs for 50% of the long-term equity incentive awards, and time-vested RSUs for the remaining 50% of the long-term equity incentive awards for Messrs. Tibbens, Turcotte and Fiarman. The Compensation Committee believed that PSUs create strong alignment with stockholder interests, since value is delivered only in the event that the performance metrics are met. Meanwhile, time-vested RSUs balanced the performance orientation of PSUs with the objectives of real ownership and retention. In February 2022, the Compensation Committee approved the target dollar value of long-term equity incentive awards to be granted to Messrs. Tibbens, Turcotte and Fiarman. In determining the target dollar value of these awards, the Compensation Committee considered data regarding compensation for the Company's 2022 Peer Group, as well as third-party salary survey information, the Company's business strategy and feedback from stockholders received in connection with the Company's executive compensation program.

Upon Mr. Cobb's appointment as CEO in June 2022, the Compensation Committee awarded him a long-term equity incentive award in the form of 25% PSUs, 25% RSUs and 50% PSOs. In approving the target dollar value of long-term equity incentive awards to be granted to Mr. Cobb, the Compensation Committee aligned his award to market benchmarks and pro-rated it to reflect Mr. Cobb's time of service as CEO in 2022.

The table below summarizes the annual long-term equity incentive awards that were granted to each of the NEOs in 2022.

Named Executive Officer	Total Annual Equity Award Dollar Values	Target PSO Dollar Values	Target Number of PSOs	Target PSU Dollar Values	Target Number of PSUs	RSU Dollar Values	Number of RSUs
Mr. Cobb[1]	$ 3,500,000	$1,750,000	152,236	$ 875,000	35,368	$ 875,000	35,368
Mr. Tibbens[2]	$ 5,000,000	$ —	—	$ 2,500,000	86,745	$ 2,500,000	86,745
Ms. Ross[3]	$ —	$ —	—	$ —	—	$ —	—
Mr. Turcotte[4]	$ 1,550,000	$ —	—	$ 775,000	26,891	$ 775,000	26,891
Mr. Fiarman[5]	$ 1,080,000	$ —	—	$ 540,000	18,737	$ 540,000	18,737

(1) Mr. Cobb's annual equity awards were granted on June 1, 2022. Mr. Cobb additionally received a sign-on equity grant valued at $500,000 that is not reflected in this table.
(2) Mr. Tibbens annual equity awards were forfeited on June 30, 2022, his last day with the Company.
(3) Ms. Ross did not receive an annual long-term equity grant for 2022. In connection with commencement of employment, Ms. Ross received a sign-on equity grant valued at $100,000 that is not reflected in this table.
(4) Mr. Turcotte additionally received a special retention equity award valued at $387,500 that is not reflected in this table.
(5) Mr. Fiarman additionally received a special retention equity award valued at $270,000 that is not reflected in this table.

The target PSU dollar values were converted into a target number of PSUs based on the closing price of the Company's Common Stock on the Nasdaq on the trading day that immediately preceded the grant date. The terms and conditions of the PSUs provide that the PSUs will generally vest and be payable on the third anniversary of the applicable annual award grant date (i.e. for Messrs. Tibbens, Turcotte and Fiarman on

March 28, 2025, and for Mr. Cobb on June 1, 2025) subject to the Company achieving certain specified revenue performance goals measured at the end of the third year of a three-year performance period ending on December 31, 2024, subject to the executive's continued employment through the applicable vesting date. The total number of PSUs that vest will range from 0% to 200% of target as determined by measuring actual performance at the end of the performance period on December 31, 2024 against the specified revenue performance goals based on a pre-established scale.

The target PSO dollar values were converted into a target number of PSOs based on a Monte-Carlo valuation on the trading day that immediately preceded the grant date. The terms and conditions of the PSOs provide that the PSOs will vest and become exercisable upon the achievement of both (1) a service condition, which will be deemed satisfied on the first anniversary of the grant date subject to the respective executive's continuous service with the Company through such date, and (2) a performance condition, which will be deemed satisfied if, on or prior to the fourth anniversary of the grant date (i.e. June 1, 2026), the Company's Common Stock achieves designated per share price targets based on the volume-weighted average price of our Common Stock over any 20 consecutive trading day period as reflected on the Nasdaq (the "VWAP"). The "performance condition" will be deemed satisfied with respect to the value of one-third of the grant upon each of a $35.00 VWAP, $40.00 VWAP and $45.00 VWAP, respectively.

The RSUs dollar values were converted into a number of RSUs based on the closing price of the Company's Common Stock on the Nasdaq on the trading day that immediately preceded the grant date, and will vest over three years in equal annual installments on the first three anniversaries of the applicable grant date, subject to the executive's continued employment through the applicable vesting date.

If the executive's employment terminates upon death or disability during the performance period, the PSUs will vest and be paid out at target. If the executive's employment is terminated without cause or the executive terminates his employment for good reason, a pro-rata portion of the PSUs will continue to vest until the third anniversary of the grant date based on actual Company performance. Upon a change in control during the performance period, unless an alternative award is provided, any unearned portion of the PSU will be considered earned at target, or if the change of control occurs within the last 12 months of the performance period, at the greater of target earned and projected earnings. If the executive's employment terminates upon death or disability during the performance period, and the service condition has been satisfied, the unvested PSOs will remain outstanding and eligible to vest and become exercisable; otherwise, all unvested PSOs shall be forfeited. If the executive's employment is terminated upon (1) death, disability or retirement, all vested PSOs shall remain exercisable until the earlier of (i) the one-year anniversary of the termination, (ii) the tenth anniversary of the grant, or (iii) cancellation of the PSOs following a change in control; or (2) for any other reason (other than cause), all vested and exercisable PSOs shall remain exercisable until the earlier of (i) the three-month anniversary of the termination, (ii) the tenth anniversary of the grant, or (iii) cancellation of the PSOs following a change in control. Upon a change in control during the performance period, unless an alternative award is provided, or if the executive is involuntarily terminated (but not for cause) or terminates employment for good reason within two years, any unvested portion of the PSO will vest and become exercisable in full. The post-termination vesting for RSUs will be substantially the same as the rights that apply to RSUs previously granted to the NEOs. The terms and conditions of each of the awards provide that Mr. Cobb shall not be deemed to have incurred a termination as long as he continues to serve as a director of the Company. Post-termination vesting for PSOs, PSUs and RSUs are described below under the heading "*Executive Compensation Tables—Potential Payments Upon Termination or Change in Control—Equity Awards.*"

2022 Special Retention Awards

To further reinforce the Company's performance and growth agenda and to encourage retention of key personnel during a time of transition in leadership, in May 2022, the Compensation Committee determined to grant PSOs to Messrs. Turcotte and Fiarman. The PSO terms and conditions were consistent with the terms and conditions of the PSOs granted to Mr. Cobb.

Named Executive Officer	PSO Equity Award Dollar Values	Target Number of PSOs
Mr. Turcotte	$ 387,500	33,709
Mr. Fiarman	$ 270,000	23,488

CEO Sign-On Equity Award

In connection with Mr. Cobb's election as the Company's CEO, the Compensation Committee approved a sign-on equity award of RSUs valued at $500,000. The RSU dollar value was converted into a number of RSUs based on the closing price of the Company's Common Stock on the Nasdaq on the trading day that immediately preceded the grant date (June 1, 2022), resulting in a grant of 20,210 RSUs to Mr. Cobb. The RSUs will vest over two years in equal annual installments on the first two anniversaries of the grant date, subject to Mr. Cobb's continued service through the applicable vesting date.

CFO Sign-On Equity Award

In connection with Ms. Ross' hiring and appointment as the Company's Senior Vice President and CFO, the Compensation Committee approved a sign-on equity award of RSUs valued at $100,000. The RSU dollar value was converted into a number of RSUs based on the closing price of the Company's Common Stock on the Nasdaq on the trading day that immediately preceded the grant date (December 30, 2022), resulting in a grant of 4,803 RSUs to Ms. Ross. The RSUs will vest over two years in equal annual installments on the first two anniversaries of the grant date, subject to Ms. Ross' continued employment through the applicable vesting date.

Fiscal 2023 Executive Compensation

In February 2023, the Compensation Committee determined the salary and incentive compensation opportunities for our executives for 2023. The Compensation Committee considered data regarding compensation for the Company's 2023 Peer Group, as well as third-party salary survey information, the Company's business strategy and prior feedback from stockholders received in connection with the Company's executive compensation program.

The Compensation Committee approved no changes to the salaries for Mr. Cobb and Ms. Ross and determined to increase Mr. Fiarman's salary to $540,000, effective in April 2023. The Compensation Committee made no changes to the annual incentive plan opportunities, as a percentage of salary, for Mr. Cobb, Ms. Ross and Mr. Fiarman. The Compensation Committee approved long-term equity incentive awards, consisting of PSOs and RSUs, having aggregate grant date fair values of $5,500,000, $1,700,000 and $1,500,000 for Mr. Cobb, Ms. Ross and Mr. Fiarman, respectively, to be granted in March 2023.

Additional Information about Our Compensation Practices

Sign-on, Retention and Discretionary Bonuses

From time to time, we may award sign-on, retention and discretionary bonuses to attract or retain executive talent. Generally, sign-on bonuses are used to incentivize candidates to leave their current employers or may be used to offset the loss of unvested compensation they may forfeit as a result of leaving their current employers. In 2022, in connection with the appointment of Mr. Cobb as the Company's CEO, he received a sign-on grants of RSUs as described above. Additionally, in connection with the appointment of Ms. Ross as the Company's Senior Vice President and CFO, she received a sign-on grant of RSUs as described above and a cash bonus of $775,000, which was paid upon commencement of her employment.

Employment Agreements

Mr. Cobb was hired to serve as our CEO pursuant to an employment agreement with us dated May 19, 2022 and commenced employment on June 1, 2022. Ms. Ross was hired to serve as our Senior Vice President and CFO with us pursuant to an offer letter dated December 1, 2022 and commenced employment on December 30, 2022. Mr. Fiarman was hired to serve as our Senior Vice President, General Counsel and Secretary pursuant to an offer letter dated July 5, 2018 and commenced employment on August 27, 2018. The material terms of Mr. Cobb's employment agreement, Ms. Ross' offer letter and Mr. Fiarman's offer letter, are described below under *Executive Compensation Tables—Grants of Plan-Based Awards for Fiscal 2022—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table—Employment Agreement*."

Mr. Turcotte became our Senior Vice President and CFO effective July 25, 2018, pursuant to an offer letter dated July 17, 2018. Effective December 30, 2022, Mr. Turcotte assumed the role of Vice President and Advisor to the

CEO through March 31, 2023. Mr. Turcotte entered into a Separation and Transition Agreement with the Company on December 1, 2022. The material terms of this arrangement is described below under "—*Potential Payments Upon Termination or Change in Control—Severance Benefits—Employment Arrangements.*"

Retirement Benefits

Our employees, including the NEOs, are generally eligible to participate in the Frontdoor, Inc. 401(k) Plan (the "Frontdoor 401(k) Plan"), as it may be amended from time to time. The Frontdoor 401(k) Plan is a tax qualified 401(k) defined contribution plan. We made a "safe harbor" matching contribution for our employees who contributed during the 2022 plan year.

Employee Benefits and Executive Perquisites

We offer a variety of health and welfare programs to all eligible employees, including the NEOs. The NEOs are eligible for the same health and welfare benefit programs on the same basis as the rest of our employees, including medical and dental care coverage, life insurance coverage and short- and long-term disability. In addition, pursuant to our 2019 Employee Stock Purchase Plan (the "ESPP"), eligible employees, including the NEOs, may purchase Common Stock, subject to Internal Revenue Service limits, during specified offering periods at a purchase price equal to 85% of the closing price per share on the day preceding the last day of the applicable offering period.

We limit the use of perquisites as a method of compensation and provide executive officers with only those perquisites that we believe are reasonable and consistent with our compensation goal of enabling us to attract and retain superior executives for key positions.

Pursuant to the terms of Mr. Cobb's employment agreement, the Company agreed to reimburse him up to $20,000 for legal fees incurred during 2022 in connection with his employment agreement. Mr. Cobb did not use this perquisite.

Pursuant to the terms of Ms. Ross' compensation arrangement, the Company has offered to cover corporate housing and reasonable local transportation in the Memphis area for the first six months of her employment, if elected by Ms. Ross, and executive relocation benefits pursuant to the Company's relocation policy, if Ms. Ross elects to relocate to the Memphis, Tennessee area within the first 24 months of her employment. Ms. Ross did not use this perquisite in 2022.

Pursuant to the terms of Mr. Fiarman's offer letter, the Company will cover reasonable commuting expenses from Connecticut to Memphis, Tennessee up to a maximum of 50 round trips per year, including both airfare and ground transportation, consistent with the business travel policies applicable to the Company's executive team members. However, beginning in 2020, the Company transitioned to a virtual-first work environment, such that employees are generally not required to consistently work in one of our offices. Accordingly, consistent with its treatment of other employees, the Company no longer considers reimbursement of Mr. Fiarman's expenses for his limited travel to Memphis, Tennessee to be a perquisite.

Post-Termination Compensation

Messrs. Cobb and Fiarman, and Ms. Ross, each have a severance arrangement with us, either as part of their employment agreement, in the case of Mr. Cobb, or offer letter, in the cases of Mr. Fiarman and Ms. Ross. The severance benefits to which Messrs. Cobb and Fiarman, and Ms. Ross are entitled are described in detail below under the heading "*Executive Compensation Tables—Potential Payments Upon Termination or Change in Control—Severance Benefits—Employment Arrangements.*" For a description of the potential vesting of outstanding equity awards that may occur in connection with certain termination events, see "*Executive Compensation Tables—Potential Payments Upon Termination or Change in Control—Equity Awards*" below.

Additionally, in December 2022, the Company adopted an Executive Severance Policy, effective January 1, 2023, as described in more detail under "*Executive Compensation Tables—Potential Payments Upon Termination or Change in Control—Equity Awards*" below.

Clawback Policy

Our Board of Directors has adopted a clawback policy that provides the Compensation Committee with the discretion to claw back certain performance-based compensation and associated stock transaction proceeds earned, vested or otherwise received (i) during the three years preceding the Company's conclusion that the financial statements contained a material error or the date a court, regulator, or other legally authorized body directs the Company to restate its financial statements to correct a material error if the executive's misconduct caused or materially contributed to the restatement; or (ii) during the 12 months prior to the Compensation Committee's determination that even if a financial restatement has not occurred, the executive engaged in willful and serious misconduct that was injurious to us or our subsidiaries.

Stock Ownership Guidelines

Our Board of Directors has adopted stock ownership guidelines for NEOs, certain other executives of the Company and members of the Board, in order to further align the interests of our directors and such executives with our stockholders. Under these guidelines, such executives and non-employee directors are expected to own shares of our Common Stock in the amounts set forth below.

Role	Multiple
CEO	6 times annual salary
Other NEO and Specified Executives	3 times annual salary
Non-Employee Directors	5 times annual cash retainer

Under these guidelines, unless otherwise approved by the Board of Directors, such executives and non-employee directors are required to retain 100% of any shares of our Common Stock they acquire until the ownership requirements are satisfied and, thereafter, must remain in compliance with such requirements upon completion of any disposition of shares.

Prohibitions on Short Sales, Hedges and Pledges

We prohibit short sales, hedging, trading on margin and pledging in our equity securities by our directors, officers and employees. See "*Corporate Governance—Corporate Governance Practices and Policies—Certain Securities Transactions*" for more information.

Executive Compensation Tables

Summary Compensation Table

The table below summarizes the compensation paid to or earned by each of our NEOs (including our former President and CEO and our former Senior Vice President and CFO) as follows: Messrs. Tibbens, Turcotte and Fiarman for fiscal 2022, 2021 and 2020; Mr. Cobb and Ms. Ross for fiscal 2022.

Name and Principal Position	Fiscal Year	Salary[1]	Bonus	Stock Awards[2]	Option Awards[3]	Non-Equity Incentive Plan Compensation[4]	All Other Compensation	Total
William C. Cobb Chief Executive Officer	2022	$ 481,250	$ —	$ 2,500,012	$ 1,742,945	$ 367,290	$ 73,250[5]	$ 5,164,747
Rexford J. Tibbens Former President and Chief Executive Officer	2022	$ 406,250	$ —	$ 4,999,982	$ —	$ —	$ 26,540[6]	$ 5,432,772
	2021	800,000	—	4,559,972	—	780,480	10,150	6,150,602
	2020	800,000	—	1,900,000	1,900,000	656,000	9,975	5,265,975
Jessica P. Ross Senior Vice President and Chief Financial Officer	2022	$ 2,273	$ 775,000[7]	$ 99,998	$ —	$ —	$ —	$ 877,271
Brian K. Turcotte Former Senior Vice President and Chief Financial Officer	2022	$ 526,231	$ —	$ 1,549,998	$ 385,933	$ 301,215	$ 10,675[6]	$ 2,774,052
	2021	493,775	—	1,249,997	—	321,171	10,150	2,075,093
	2020	460,100	—	500,000	500,000	282,962	9,975	1,753,037
Jeffrey A. Fiarman Senior Vice President, General Counsel and Secretary	2022	$ 503,750	$ —	$ 1,080,000	$ 268,913	$ 192,231	$ 10,675[6]	$ 2,055,569
	2021	465,000	—	774,904	—	226,834	10,150	1,476,888
	2020	450,000	—	310,000	310,000	221,400	18,168	1,309,568

(1) Amounts reported reflect the NEO's annual salary earned during the fiscal year, taking into account increases, if any, in salary during the course of the year, and are not reduced to reflect the NEO's election, if any, to defer receipt of salary into our savings plan for U.S. employees. The amount reported for Ms. Ross reflects salary paid from December 30, 2022. For additional details on actions taken with respect to the base salaries of the applicable NEOs in fiscal 2022, see "*Compensation Discussion and Analysis—Components of 2022 Compensation—Salary.*"

(2) For 2022, stock awards consisted of awards of time-vesting RSUs (to all NEOs) and PSUs (to Messrs. Cobb, Tibbens, Turcotte and Fiarman). The award of an RSU is the right to receive one share of our Common Stock upon the vesting date of the RSU. Amounts shown represent the grant date fair value of the applicable RSUs granted during fiscal 2022, each as calculated in accordance with applicable accounting standards. The grant date fair value for the RSUs and PSUs is based solely on the closing price of our Common Stock on the Nasdaq on the trading day that immediately preceded the applicable grant date (i.e., $28.82 for grants to Messrs. Tibbens, Turcotte and Fiarman, $24.74 for grants to Mr. Cobb, and $20.82 for the grant to Ms. Ross). The PSUs vest on the third anniversary of the applicable grant date subject to the NEO's continued employment and the Company's achievement of certain specified revenue performance goals measured at the end of the third year of a three-year performance period ending on December 31, 2024. The grant date fair value of a stock award is measured in accordance with the guidance in FASB ASC Topic 718 using the assumptions discussed in Note 9 to our financial statements included in the Company's Annual Report on Form 10-K for fiscal 2022. Assuming the highest level of performance achievement, the aggregate grant date fair value of the PSUs reflected in the table would have been: Mr. Cobb —$1,750,009; Mr. Tibbens —$4,999,982; Mr. Turcotte — $1,549,997; and Mr. Fiarman — $1,080,001. Upon Mr. Tibbens's resignation from the Company effective on June 30, 2022, the RSUs and PSUs awarded in 2022 were forfeited.

The amount reported for Mr. Cobb also includes the stock award for his service as a member and Chairman of our Board of Directors prior to his election as the Company's CEO, which was comprised of fully vested Common Stock. Mr. Cobb elected to defer receipt of these shares until 30 days after he no longer sits on our Board, and the shares were converted to DSEs that remain outstanding in the 2018 Plan until that time. The amount shown represents the aggregate grant date fair value of stock awards granted on May 11, 2022 calculated in accordance with applicable accounting standards. The grant date fair value for the stock award is based solely on the closing price of our Common Stock on the trading day that immediately preceded the date of the grant (i.e. $26.40). For information on fiscal 2022 non-employee director compensation, see "*Director Compensation—2022 Compensation and Stock Paid to Directors.*"

(3) For 2022, stock option awards consisted of performance-based non-qualified stock options to purchase the Company's Common Stock. Amounts shown represent the grant date fair value of the PSOs for each of the 3 tranches of shares (each one-third of the total award) subject to corresponding market targets, measured in accordance with guidance in FASB ASC Topic 718 using a Monte Carlo valuation model and the assumptions discussed in Note 9 to our financial statements included in the Company's Annual Report on Form 10-K for fiscal 2022. The PSOs will vest and become exercisable upon the achievement of both (1) a service condition, which will be deemed satisfied on the first anniversary of the grant date subject to the NEO's continuous service with the Company through such date, and (2) a performance condition, which will be deemed satisfied if, on or prior to the fourth anniversary of the grant date, the Company's Common Stock achieves designated per share price targets based on our VWAP over any 20 consecutive trading day period as reflected on the Nasdaq. The "performance condition" will be deemed satisfied with respect to the value of one-third of each grant upon each of a $35.00 VWAP, $40.00 VWAP and $45.00 VWAP, respectively. The PSOs reflected above assume the highest level of achievement at 100%. The PSOs vest according to service and market conditions, and therefore have no maximum grant date fair values presented in the table.

(4) Amounts shown consist solely of the NEO's annual, performance-based cash bonus. As Ms. Ross commenced employment after October 31, 2022, she was not eligible for a 2022 performance-based cash bonus. For additional details on the amounts shown for fiscal 2022, see "*Compensation Discussion and Analysis—Components of 2022 Compensation—Annual Cash Incentive Awards*."

(5) Amount reflects $65,000 in cash fees paid as compensation for his service as non-employee member and Chairman of our Board of Directors and contributions by the Company to its savings plan for salaried U.S. employees.

(6) Amount reported consists of contributions by the Company to its savings plan for salaried U.S. employees and payout of accrued but unused vacation time upon termination of employment.

(7) Amount reported reflects a sign-on bonus paid to Ms. Ross at the commencement of her employment with the Company on December 30, 2022 pursuant to the terms of her offer letter.

Grants of Plan-Based Awards for Fiscal 2022

The following table sets forth information regarding non-equity incentive plan awards, equity incentive plan awards (PSU awards and PSO awards) and RSU awards during fiscal 2022 under the Company's 2018 Plan, except as otherwise indicated below.

Name	Grant Date	Compensation Committee Approval Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Possible Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	Exercise or Base Price of Option Awards ($/Sh)[2]	Grant Date Fair Value of Stock Awards[3]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)			
William C. Cobb	6/1/2022	5/19/2022				17,684[4]	35,368[4]	70,736[4]			$ 875,004
	6/1/2022	5/19/2022				49,226[5]	152,236[5]	152,236[5]		$24.74	$1,742,945
	6/1/2022	5/19/2022							35,368[6]		$ 875,004
	6/1/2022	5/19/2022							20,210[7]		$ 499,995
	5/11/2022	5/12/2021							9,470[8]		$ 250,008
			$ 21,656[9]	$577,500[9]	$1,155,000[9]						
Rexford J. Tibbens	3/28/2022	2/14/2022							86,745[6]		$2,499,991
	3/28/2022	2/14/2022				43,373[4]	86,745[4]	173,490[4]			$2,499,991
			$ 18,281	$487,500	$ 975,000						
Jessica P. Ross	12/30/2022	11/30/2022							4,803[10]		$ 99,998
			—	—	—						
Brian K. Turcotte	3/28/2022	2/14/2022							26,891[6]		$ 774,999
	3/28/2022	2/14/2022				13,446[4]	26,891[4]	53,782[4]			$ 774,999
	6/1/2022	5/31/2022				10,900[5]	33,709[5]	33,709[5]		$24.74	$ 385,933
			$ 17,760	$473,608	$ 947,216						
Jeffrey A. Fiarman	3/28/2022	2/14/2022							18,737[6]		$ 540,000
	3/28/2022	2/14/2022				9,369[4]	18,737[4]	37,474[4]			$ 540,000
	6/1/2022	5/31/2022				7,595[5]	23,488[5]	23,488[5]		$24.74	$ 268,913
			$ 11,334	$302,250	$ 604,500						

(1) Amounts reflect the applicable threshold, target and maximum payouts established by the Compensation Committee under the Company's 2022 AIP. The threshold funding factor was 25% of target and the maximum funding factor was 200% of target for each performance goal. Upon Mr. Tibbens's resignation from the Company effective June 30, 2022, he was no longer eligible to receive a non-equity incentive plan award for fiscal 2022. Ms. Ross was not eligible to receive a non-equity incentive plan award for fiscal 2022. See *"Compensation Discussion and Analysis—Components of 2022 Compensation—Annual Cash Incentive Awards—2022 Annual Incentive Plan Design"* above for a description of our annual, performance-based cash bonus.

(2) The exercise price of the PSOs is based on the closing price of our Common Stock on the trading day that immediately precedes the applicable grant date.

(3) Amounts shown represent the grant date fair value of the applicable PSUs, PSOs and RSUs granted during fiscal 2022, each as calculated in accordance with applicable accounting standards. The grant date fair value of PSUs reported in the table above is based on the probable outcome of the revenue performance conditions and application of accounting guidance. The assumptions made in determining the PSU and PSO values are disclosed in Note 9 of the Consolidated Financial Statements in our Annual Report on Form 10-K for fiscal 2022.

(4) Mr. Cobb received an award of PSUs on June 1, 2022, and Messrs. Tibbens, Turcotte and Fiarman received an award of PSUs on March 28, 2022, with 100% of the award subject to a revenue performance target. The award of a PSU is the right to receive one share of our Common Stock upon the attainment of certain specified revenue performance goals (as defined in the Company's applicable Performance Share Grant Notice) measured at the end of a three-year performance period from January 1, 2022 to December 31, 2024. PSUs vest on March 28, 2025 subject to the NEO's continued employment and the Company's achievement of certain revenue performance goals. The revenue performance goal will be deemed satisfied if the aggregate revenue as measured for the last twelve months of the performance cycle ending on December 31, 2024 is sufficient to satisfy the revenue performance goal, with applicable earned percentages of 50% (threshold goal), 100% (target goal), 150% (above target goal) and 200% (maximum goal), with linear interpolation to be applied for determining earned percentage between the four performance goals. Upon Mr. Tibbens's resignation from the Company, his PSUs were cancelled without payment therefor. The material terms of the PSUs are discussed in *"Compensation Discussion and Analysis—Components of 2022 Compensation—Long-Term Equity Incentive Awards—2022 Awards."*

(5) The NEO received an award of non-qualified performance stock options with a grant date on June 1, 2022, with 100% of the award subject to market-based performance targets. The PSOs expire on the ten-year anniversary of the grant date and have an exercise price of $24.74 per share. The PSOs will vest and become exercisable upon the achievement of both (i) a service condition, which will be deemed satisfied on the first anniversary of the grant date subject to the NEO's continuous service with the Company through such date, and (ii) a market performance condition, which will be deemed satisfied if, on or prior to the fourth anniversary of the grant date, the Company's Common Stock achieves designated per share price targets based on the VWAP of our Common Stock over any 20 consecutive trading day period as reflected on the Nasdaq. The performance condition will be deemed satisfied with respect to the value of one-third of each NEO's award upon each of the achievement of $35.00 VWAP, $40.00 VWAP and $45.00 VWAP, respectively. "Threshold" refers to the portion of the award that will be eligible to vest and become exercisable upon reaching the threshold level of performance, which is satisfaction of only the first VWAP hurdle. If threshold performance is not attained, then the executive will not vest in any portion of the award. "Target" refers to the portion of the award that will be eligible to vest and become exercisable upon satisfaction of all VWAP hurdles. The award does not have a "Maximum" level of attainment that differs from "Target" as the NEO cannot receive any additional options for additional stock price appreciation.

(6) The NEO received an award of time-vesting RSUs on the applicable grant date: Mr. Cobb on June 1, 2022 and Messrs. Tibbens, Turcotte and Fiarman on March 28, 2022. The RSUs vest one-third per year over three years on each anniversary of the grant date. Upon Mr. Tibbens's resignation from the Company, his RSUs were cancelled without payment therefor.

(7) Mr. Cobb received a sign-on award of time-vesting RSUs on June 1, 2022. The RSUs vest over two years on each anniversary of the grant date.

(8) Prior to Mr. Cobb's election as the Company's CEO on June 1, 2022, he received 9,470 fully vested shares of the Company's Common Stock for the stock portion of his fees for service on the Board of Directors and as Chairman of the Board. Mr. Cobb elected to defer receipt of the shares until 30 days after he no longer sits on the Board, and the shares were converted to DSEs that remain outstanding in the 2018 Plan until that time. Mr. Cobb no longer received fees for his service on the Board after his election as the Company's CEO, although he remains a member and Chairman of the Board.

(9) Amounts shown reflect the proration of Mr. Cobb's 2022 AIP based on his employment start date of June 1, 2022.

(10) Ms. Ross received a sign-on award of time-vesting RSUs on December 30, 2022. The RSUs vest over two years on each anniversary of the grant date.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

Employment Agreements

Mr. Cobb was hired to serve as our CEO pursuant to an employment agreement with us dated May 19, 2022. Mr. Cobb's agreement is initially for a term of four years subject to automatic one-year renewals thereafter, absent termination notice by either party. Mr. Cobb will continue to serve on the Board of Directors during the term of his agreement with the Company, without additional compensation. Under his employment agreement, Mr. Cobb is entitled to receive an initial salary of $825,000, which amount is subject to annual review by the Compensation Committee, and a target AIP bonus opportunity of not less than 120% of his base salary, provided that Mr. Cobb's annual bonus in respect of fiscal year 2022 will be prorated based on the number of days Mr. Cobb served as our CEO (i.e., 214 days). See *"Compensation Discussion and Analysis—Components of 2022 Compensation—Long Term Equity Incentive Compensation Awards"* for a discussion of the 2022 annual and sign-on equity awards granted to Mr. Cobb pursuant to his employment agreement. He is entitled to reimbursement of his legal expenses and to be considered for future equity grants commensurate with his position. Mr. Cobb is also eligible to receive healthcare, medical benefits and other benefits customarily provided to U.S. employees of the Company. The employment agreement also contains certain restrictive covenants, including confidentiality, non-competition, non-solicitation and non-disparagement covenants. See *"—Potential Payments Upon Termination or Change in Control—Severance Benefits—Employment Arrangements"* below for a description of the payments and benefits Mr. Cobb is entitled to under his employment agreement in connection with a termination of his employment.

Mr. Tibbens was hired to serve as our President and CEO pursuant to an employment agreement with us, effective May 15, 2018. Mr. Tibbens voluntarily resigned his position as President and CEO without good reason, as defined in his employment agreement, effective June 1, 2022, and remained with the Company in an advisory capacity through June 30, 2022. In accordance with his employment agreement, Mr. Tibbens was not eligible to receive any severance benefits from the Company upon his termination and was no longer eligible to receive a 2022 AIP bonus payment, and all unvested equity awards were cancelled in accordance with the terms and conditions of each award.

Ms. Ross was appointed to serve as our Senior Vice President and CFO pursuant to an offer letter with us dated December 1, 2022. In connection with her appointment, Ms. Ross will receive: (i) an annual base salary of $600,000; (ii) a target AIP bonus opportunity equal to 90% of her base salary commencing in fiscal 2023; (iii) equity-based awards under the 2018 Plan commencing in fiscal 2023, as determined by the Compensation Committee in its sole discretion, which for 2023 will consist of (1) RSUs having a grant date fair value of $850,000, which will vest in three equal annual installments subject to Ms. Ross' continued employment, and (2) a performance equity award having a grant date fair value of $850,000, the terms of which will be determined by the Compensation Committee; (iv) a sign-on bonus of $775,000 paid upon the commencement of her employment (i.e. on December 30, 2022); (v) sign-on RSUs granted upon the commencement of her employment and having a grant date fair value of $100,000, which will vest in two equal annual installments subject to Ms. Ross' continued employment; (vi) corporate housing and reasonable local transportation in the Memphis area for the first six months of her employment, if elected by Ms. Ross; and (vii) executive relocation benefits pursuant to the Company's relocation policy if Ms. Ross elects to relocate to the Memphis area within the first 24 months of her employment. In addition, as part of her compensation, Ms. Ross is also eligible to receive healthcare, medical benefits and other benefits customarily provided to U.S. employees of the Company. Ms. Ross additionally agreed to certain restrictive covenants, including confidentiality, non-competition and non-solicitation covenants.

Outstanding Equity Awards at Fiscal 2022 Year-End

The following table sets forth information regarding unexercised time-vesting stock options, PSOs and any RSUs and PSUs that were not vested for each NEO as of the end of fiscal 2022. Awards with a grant date prior to October 1, 2018, represent long-term equity awards granted by Terminix that were converted to the Company's equity awards at the Spin-off. For information on vesting upon specified termination events or a change in control, see *"Potential Payments Upon Termination or Change in Control—Equity Awards."*

Name	Original Grant Date	Option Awards					Stock Awards			
		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)[1]	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]	Equity Incentive Plan Awards: Number of Unearned Shares or Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares or Units or Other Rights That Have Not Vested ($)[3]
William C. Cobb	6/1/2022			152,236*	$ 24.74	6/1/2032				
	6/1/2022						20,210[4]*	$ 420,368		
	6/1/2022						35,368[5]*	$ 735,654		
	6/1/2022								17,684[6]*	$ 367,827
Rexford J. Tibbens[7]	—	—	—	—		—	—	—	—	—	$ —
Jessica P. Ross	12/30/2022						4,803[4]*	$ 99,902		
Brian K. Turcotte	6/1/2022			33,709*	$ 24.74	6/1/2032				
	3/30/2020	20,291[8]	9,224[8]		$ 35.56	3/30/2030				
	3/29/2019	14,777[8]	985[8]		$ 34.48	3/29/2029				
	2/18/2018	11,150[9]			$ 36.63	2/18/2028				
	2/20/2017	14,179[9]			$ 25.70	2/20/2027				
	2/22/2016	8,256[9]			$ 26.49	2/22/2026				
	2/24/2015	8,298[9]			$ 21.51	2/24/2025				
	9/13/2013	6,539[10]			$ 7.65	9/13/2023				
	3/28/2022						26,891[5]*	$ 559,333		
	3/29/2021						7,602[5]	$ 158,122		
	3/30/2020						4,687[5]	$ 97,490		
	3/28/2022								13,446[6]*	$ 279,677
	3/29/2021								5,702[11]	$ 118,602
	3/29/2019								3,897[12]	$ 81,058
Jeffrey A. Fiarman	6/1/2022			23,488*	$ 24.74	6/1/2032				
	3/30/2020	12,580[8]	5,719[8]		$ 35.56	3/30/2030				
	3/29/2019	14,777[8]	985[8]		$ 34.48	3/29/2029				
	3/28/2022						18,737[5]*	$ 389,730		
	3/29/2021						4,712[5]	$ 98,010		
	3/30/2020						2,906[5]	$ 60,445		
	3/28/2022								9,369[6]*	$ 194,875
	3/29/2021								3,535[11]	$ 73,528
	3/29/2019								3,118[12]	$ 64,854

* Shows grants made in fiscal 2022, which are also reported in the "Summary Compensation Table" and in the "Grants of Plan-Based Awards for Fiscal 2022 Table."

(1) Reflects non-qualified PSOs with a grant date of June 1, 2022, with 100% of the award subject to market-based performance targets. The PSOs expire on the ten-year anniversary of the grant date and have an exercise price of $24.74 per share. The PSOs will vest and become exercisable upon the achievement of both (i) a service condition, which will be deemed satisfied on the first anniversary of the grant date subject to the NEO's continuous service with the Company through such date, and (ii) a performance condition, which will be deemed satisfied if, on or prior to the fourth anniversary of the grant date, the Company's Common Stock achieves designated per share price targets based on the VWAP of our Common Stock over any 20 consecutive trading day period as reflected on the Nasdaq. The performance condition will be deemed satisfied with respect to the value of one-third of each grant upon achievement of each of $35.00 VWAP, $40.00 VWAP and $45.00 VWAP, respectively. The number of options reported is based on achieving the target performance level.

(2) Mr. Cobb was issued DSEs pursuant to the 2018 Plan for the equity portion of his fees for service as the non-employee Chairman and member of our Board of Directors from fiscal 2018 through June 1, 2022. These shares are fully vested deferred shares that are outstanding in the 2018 Plan, and as fully vested shares are therefore not included on the table above. The DSEs will remain outstanding until issued in accordance with Mr. Cobb's deferral elections which will occur 30 days after he no longer serves on the Company's Board. The following provides information relating to these DSE shares:

Date of Grant	Number of DSEs (#)	Market Value of Shares at 12/31/2022
5/11/2022	9,470	$ 196,976
5/12/2021	4,762	$ 99,050
5/13/2020	5,219	$ 108,555
4/29/2019	6,304	$ 131,123
10/2/2018	1,344	$ 27,955
10/1/2018	155	$ 3,224
10/1/2018	3,518	$ 73,174

(3) Amounts shown represent the number of shares underlying the RSU or PSU, as applicable, multiplied by $20.80, the closing market price of our Common Stock on the Nasdaq on December 30, 2022, the last trading day of fiscal 2022.

(4) Time-vesting RSUs that vest in two equal installments beginning on each anniversary of the original grant date, subject to the terms of the applicable award agreement with the Company.

(5) Time-vesting RSUs that vest in three equal installments beginning on each anniversary of the original grant date, subject to the terms of the applicable award agreement with the Company.

(6) PSUs vest according to the attainment of certain revenue performance targets (as defined in the Company's applicable Performance Share Grant Notice) over a 3-year performance period from January 1, 2022 to December 31, 2024. The revenue performance goal will be deemed satisfied if the aggregate revenue at the end of the performance period is sufficient to satisfy the revenue performance goal, with applicable earned percentages of 50% (threshold goal), 100% (target goal), 150% (above target goal) and 200% (maximum goal), with linear interpolation to be applied for determining earned percentage between the four performance goals. In the table above, the number and market value of PSUs reported reflect threshold achievement based on the Company's performance as of December 31, 2022. The actual number of PSUs that will be distributed is not yet determinable.

(7) Mr. Tibbens resigned from the Company effective June 30, 2022. As a result of his resignation, all of Mr. Tibbens's then unvested stock options, PSUs and RSUs were immediately forfeited without payment therefor. In addition, Mr. Tibbens had the right to exercise all of his vested stock options within 90 days of his resignation date after which time all of Mr. Tibbens's unexercised vested stock options were forfeited without payment therefor.

(8) Time-vesting stock options that vested and became exercisable as to 25% on the first anniversary of the grant date, and thereafter vest 6.25% quarterly over the next three years on the quarterly anniversary of the grant date, such that all stock options will have vested on the fourth anniversary of the grant date, subject to the terms of the applicable award agreement with the Company.

(9) Time-vesting stock options that vest and become exercisable in four equal annual installments beginning on each anniversary of the original grant date, subject to the terms of the applicable award agreement with the Company.

(10) Time-vesting stock options that were fully vested and exercisable prior to the Spin-off.

(11) PSUs vest according to the attainment of certain revenue performance targets (as defined in the Company's applicable Performance Share Grant Notice) over a 3-year performance period from January 1, 2021 to December 31, 2023. The revenue performance goal will be deemed satisfied if the aggregate revenue at the end of the performance period is sufficient to satisfy the revenue performance goal, with applicable earned percentages of 50% (threshold goal), 100% (target goal), 150% (above target goal) and 200% (maximum goal), with linear interpolation to be applied for determining earned percentage between the four performance goals. In the table above, the number and market value of PSUs reported reflect threshold achievement based on the Company's performance as of December 31, 2022. The actual number of PSUs that will be distributed is not yet determinable.

(12) PSUs vest according to weighted-average market capitalization ("WAMC") (50%) and revenue (50%) performance targets over a five-year performance period. These performance milestones will be measured quarterly commencing on April 1, 2019 and ending March 31, 2024. The revenue performance milestone will be deemed satisfied if the aggregate revenue of a period of four (4) consecutive fiscal quarters is sufficient to satisfy the revenue performance goal (representing 50% of the total award); and the WAMC milestone will be deemed satisfied if the WAMC in each of four consecutive fiscal quarters is sufficient to satisfy the WAMC goal (representing 50% of the total award). In the table above, the number and market value of PSUs reported reflect threshold achievement based on the Company's performance as of December 31, 2022. The actual number of PSUs that will be distributed is not yet determinable.

Option Exercises and Stock Vested For Fiscal 2022

The following table sets forth information regarding option exercises, awards of Common Stock and RSUs that vested in fiscal 2022.

| | Option Awards | | Stock Awards | |
| | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise ($)[1] | Number of Shares Acquired on Vesting (#)[2] | Value Realized on Vesting ($)[1] |
Name				
William C. Cobb	—	—	9,470	$ 250,008
Rexford J. Tibbens	—	—	41,343	$ 1,215,441
Jessica P. Ross	—	—	—	$ —
Brian K. Turcotte	—	—	11,085	$ 325,757
Jeffrey A. Fiarman	—	—	7,860	$ 230,374

(1) Reflects the aggregate market value of the shares of the Company's Common Stock acquired upon vesting based on the fair market value of the Company's Common Stock on the Nasdaq on the vesting date.

(2) Mr. Cobb was issued DSEs pursuant to the 2018 Plan for the equity portion of his fees for service as the non-employee Chairman and member of our Board of Directors through June 1, 2022. These DSEs are fully vested shares of Common Stock that Mr. Cobb elected to defer. The shares subject to the DSEs will be issued 30 days after Mr. Cobb no longer serves on the Company's Board, in accordance with Mr. Cobb's deferral election.

Pension Benefits

The Company has no pension plans.

Nonqualified Deferred Compensation for Fiscal 2022

The following table sets forth information with respect to the deferred equity compensation paid to Mr. Cobb for his service as a non-employee director and Chairman of the Board of Directors prior to being elected as the Company's CEO on June 1, 2022. Under our director compensation program, each non-employee director may elect to defer receipt of the shares of the Company's Common Stock as Deferred Stock Equivalents ("DSEs") to a point in the future, including the time at which the individual is no longer a member of the Board. Mr. Cobb has not made any contributions to, or taken distribution of, these shares of Common Stock. The material terms of our Director Compensation Policy are discussed in the section entitled *"Director Compensation—Compensation and Stock Paid to Directors."* None of our NEOs, other than Mr. Cobb, was eligible to participate in our director deferred compensation program.

Name	Executive Contributions in Last Fiscal Year[1]	Registrant Contributions in Last Fiscal Year	Aggregate Earnings in Last Fiscal Year ($)[2]	Aggregate Withdrawals / Distributions	Aggregate Balance at Last FYE[3]
William C. Cobb	$ 250,008	—	$ (508,876)	—	$ 640,058

(1) Amounts shown represent Mr. Cobb's voluntary deferral of fully vested shares of Common Stock received pursuant to our non-employee director compensation program. These shares of Common Stock were credited as DSEs to Mr. Cobb's deferral account pursuant to the terms of our director deferred compensation program. Mr. Cobb has elected to defer receipt of the shares until 30 days after he no longer sits on the Board of Directors. This amount is reflected in the stock award column for fiscal 2022 in our Summary Compensation Table above.

(2) The value reported in this column represents the depreciation of DSEs credited to Mr. Cobb's deferral account. This amount has not been reported in the Summary Compensation Tables for fiscal years prior to fiscal 2022, during which time Mr. Cobb was a non-employee director and Chairman of the Board of Directors.

(3) The value set forth in this column is based on the closing price of our Common Stock of $20.80 on December 30, 2022, the last trading day of fiscal 2022. This amount has not been reported in the Summary Compensation Tables for prior fiscal years.

Potential Payments Upon Termination or Change in Control

The following summaries and table describe and quantify the potential payments and benefits that we would provide to our NEOs in connection with their termination of employment and/or change in control of our Company. In determining amounts payable, we have assumed in all cases that the terms of the executive's current employment and equity award agreements with us were in effect on, and the termination of employment and/or change in control occurred on, December 31, 2022.

Severance Benefits—Employment Arrangements

Mr. Cobb

Pursuant to Mr. Cobb's employment agreement, if Mr. Cobb's employment is terminated, provided that service as a member of the Board of Directors concurrently terminates prior to the end of the 4-year period beginning on June 1, 2022, without "cause" by the Company or by him for "good reason" (in each case, as defined in Mr. Cobb's employment agreement), Mr. Cobb will be entitled to receive: (1) continuation of his salary for a period of 12 months, provided that such payment period shall be for a period of 24 months if the date of termination is prior to January 1, 2024; (2) a lump sum payment equal to his target bonus; (3) reimbursement of COBRA health insurance premiums paid by him for 12 months, provided that such payment period shall be for a period of 18 months if the date of termination is prior to January 1, 2024, following the date of termination; and (4) the bonus that he would have been paid in respect of the fiscal year in which the date of termination occurs had his employment not terminated, prorated for the portion of the fiscal year during which he was employed, based on actual performance.

In the event Mr. Cobb's employment is terminated by reason of death or disability, Mr. Cobb (or his executors or legal representatives) will be entitled to receive (1) the bonus that he would have been paid in respect of the fiscal year in which the date of termination occurs had his employment not terminated, prorated for the portion of the fiscal year during which he was employed, based on actual performance and (2) payment for any accrued but unused vacation days. On each anniversary after June 1, 2026, Mr. Cobb's term of employment will be automatically extended by one year.

Payments of Mr. Cobb's severance benefits are subject to him signing a general release of claims and continued compliance with certain restrictive covenants, including confidentiality of information and non-competition, non-solicitation and non-disparagement covenants. The confidentiality covenant has an indefinite term, and the non-competition, non-solicitation and non-disparagement covenants each have terms effective both during the term of his employment and for one year following any termination of employment. In addition, payments and benefits are reduced in connection with a change in control (within the meaning of Section 280G of the Internal Revenue Code (the "Code")) to the highest amount that may be paid to Mr. Cobb without subjecting any payment to the excise tax, so long as he would retain a greater net after-tax payment if the payments are reduced.

Mr. Tibbens

Mr. Tibbens stepped down from his position as a director on our Board and as the Company's President and CEO on June 1, 2022 and terminated his employment with the Company without good reason on June 30, 2022. Therefore, pursuant to Mr. Tibbens's employment agreement, he was not entitled to receive any severance benefits from the Company upon his resignation.

Ms. Ross

Pursuant to Ms. Ross' offer letter, unless an executive severance policy is otherwise in effect and applies to Ms. Ross, if Ms. Ross' employment is terminated without "cause" by the Company or by her for "good reason" (in each case, as defined in Ms. Ross' Offer Letter), Ms. Ross will be entitled to receive: (i) an amount equal to her annual base salary in effect at the time of her termination; (ii) an amount equal to her annual cash incentive at target, pursuant to the terms of the AIP; (iii) an amount equal to her annual bonus earned with respect to the calendar year immediately prior to the year in which her termination occurs, to the extent not previously paid; *plus* if her termination date occurs on or after June 30 of a calendar year, an amount equal to the pro rata portion of the then-current year's annual cash incentive based on actual Company performance pursuant to the terms of the then AIP and payable at the same time annual incentive awards are generally made to other associates; and (iv) reimbursement of COBRA health insurance premiums paid by her for up to 12 months following the date of termination, provided that if Ms. Ross' employment is terminated without "cause" by the Company or by her for "good reason" within the two-year period following a Change in Control (as defined in the Equity Plan), the severance benefits described in (i) and (ii) shall be doubled.

Mr. Turcotte

Mr. Turcotte did not have an employment agreement with severance arrangements in place at the time of his separation from the Company. On December 1, 2022, Mr. Turcotte entered into a separation and transition agreement (the "Separation Agreement") with the Company setting forth the terms of Mr. Turcotte's separation from service. In consideration for Mr. Turcotte's commitments under the Separation Agreement, including for continuing to serve as the Company's Senior Vice President and Chief Financial Officer through December 30, 2022, and as Vice President and Advisor to the CEO through his departure date on March 30, 2023, Mr. Turcotte will receive the following payments subject to his continued compliance with the terms of the Separation Agreement: (i) his current base salary and benefits through December 30, 2022; (ii) a base salary at a rate of $200,000 per year and benefits to which associates holding the title of Vice President are otherwise entitled under the Company's policies during the period from the December 30, 2022 through March 31, 2023; (iii) an amount equal to the sum of (x) twelve months' of his current base salary and (y) his target bonus under the Company's AIP (i.e., 90% of his current base salary), payable in twelve equal monthly installments following his departure date; (iv) his full calendar year 2022 AIP bonus based on the Company's actual performance under the 2022 AIP; (v) reimbursement of COBRA health insurance premiums paid by him for up to 12 months following the Departure Date; and (vi) outplacement services in accordance with the Company's outplacement program. Mr. Turcotte's separation from service is being treated as a termination without "cause" under the Equity Plan and underlying award agreements, and he will not be eligible for an AIP bonus for calendar year 2023.

Consistent with the terms of the award agreements governing Mr. Turcotte's outstanding equity awards: (i) all unvested stock option, performance stock option and RSU awards held by Mr. Turcotte as of the Departure Date will be forfeited for no consideration; (ii) all vested but unexercised stock options held by Mr. Turcotte as of the Departure Date shall remain exercisable for three months following the Departure Date; (iii) unvested PSUs granted to Mr. Turcotte in 2019 will remain eligible to vest until the determination date in respect of the end of the second fiscal quarter after the Departure Date (i.e., until September 30, 2023); (iv) unvested PSUs granted to Mr. Turcotte in 2021 will be prorated and remain eligible to vest until the third anniversary of the date of grant (i.e., until March 29, 2024); and (v) unvested PSUs granted to Mr. Turcotte in 2022 will be prorated and remain eligible to vest until the third anniversary of the date of grant (i.e., until March 28, 2025).

The Separation Agreement contains customary confidentiality, cooperation and non-disparagement provisions as well as a release of claims between the Company and Mr. Turcotte.

Mr. Fiarman

Mr. Fiarman's offer letter provides that if his employment is terminated by the Company without "cause" or by him for "good reason" (in each case, as defined in his offer letter), Mr. Fiarman will be entitled to receive: (1) an amount equal to 12 times his monthly salary in effect on the date of termination, paid in 12 equal monthly installments; (2) an amount equal to his target bonus during the year of termination, paid in 12 equal monthly installments; (3) if the termination occurs after June 30 of any year, the bonus that he would have been paid in respect of the fiscal year in which the date of termination occurs had his employment not terminated, prorated for the portion of the fiscal year during which he was employed, based on actual performance; and (4) payment for any accrued but unused vacation days.

Equity Awards

Termination without "Cause" or by Executive for "Good Reason"

If an NEO's employment is terminated by us without cause or if the executive voluntarily terminates his employment (or in the case of Mr. Cobb, service with the Company) for any reason, all unvested time-based stock options, PSOs and RSUs, as applicable, immediately terminate. Upon such a termination, the NEO may exercise vested stock options and PSOs before the first to occur of (1) the three-month anniversary of the NEO's termination of employment, (2) the expiration of the awards' normal term, after which date such award are cancelled, or (3) the cancellation of the award in the event of a change in control in exchange for a cash payment. Unvested PSUs granted to an NEO in 2019 will remain eligible to vest following a termination of the NEO by us without "cause" or by the NEO for "good reason" (in each case as defined in the applicable award agreement) until the earlier of (x) the final determination date with respect to the performance period and (y) the determination date in respect of the end of the second fiscal quarter after such termination occurs. Unvested PSUs granted to an NEO in 2021 and 2022 will be prorated and remain eligible to vest following termination of the NEO by us without "cause" or by the NEO for "good reason" (in each case as defined in the applicable award agreement) until the third anniversary of the date of grant (i.e. until March 29, 2024 and March 28, 2025, respectively).

Death or Disability

If an NEO's employment terminates by reason of death or disability, all unvested time-based stock options will vest and remain exercisable until the first to occur of (1) the one-year anniversary of the executive's date of termination, (2) the expiration of the options' normal term, after which date such options are cancelled, or (3) the cancellation of the options in the event of a change in control in exchange for a cash payment. With respect to RSUs, the portion of unvested RSUs that would vest on the next vesting date following the termination will vest on a pro-rata basis. Unvested PSUs granted to an NEO in 2019 will remain eligible to vest until the end of the performance period based on actual achievement of performance milestones if an NEO's employment terminates by reason of death or disability. Unvested PSUs granted to an NEO in 2021 and 2022 will immediately vest at target (i.e. 100%) following termination of the NEO's employment by reason of death or disability.

Unvested PSOs granted to an NEO in 2022 that have satisfied the service condition one year from the date of grant (i.e. June 1, 2023) shall remain outstanding and eligible to vest if the applicable performance condition is achieved prior to the performance end date (i.e. four years from the date of grant on June 1, 2026), and the post-termination exercise periods shall apply as if termination had occurred on the applicable vesting date instead of the termination date. The vested PSOs shall remain exercisable until the earlier of (x) the first anniversary of the termination due to death or disability, (y) the tenth anniversary of the grant date, and (z) the cancellation of the PSOs in the even of a change in control in exchange for a cash payment. None of the 2022 PSOs awarded to the applicable NEOs has satisfied the service condition on the last business day of fiscal 2022.

Change in Control

Upon a change in control during the performance period, the PSUs granted in 2019 will immediately vest at target (i.e. 100%). Upon a change in control during the performance period, unless an "alternative award" is provided as determined by the Compensation Committee of our Board of Directors, PSUs granted in 2021 and 2022 will immediately vest at target (i.e. 100%) or, if the date of the change of control is within 12 months of the performance period end date, shares vesting will be the greater of (i) the target earning percentage for the performance period, and (ii) the projected/actual earning percentage for the performance period as of the date of the change of control. Upon a change in control prior to the fourth anniversary of the grant date (i.e. June 1, 2026), the PSOs granted in 2022 will not accelerate if there is an "alternative award" as defined in the award documents.

Termination in Connection with a Change in Control

Pursuant to the 2018 Plan, upon a change in control, no cancellation, acceleration of vesting or other payment shall occur with respect to any stock option, PSO, RSU or PSU (except the 2019 PSUs) if the Compensation Committee of our Board of Directors reasonably determines prior to the change in control that the executive shall receive an "alternative award" meeting the requirements of the plan; provided, however, if within two years following a change in control, the NEO's employment is terminated by us without "cause" or by the NEO for "good reason" (in each case as defined in the applicable award agreement), at a time when any portion of the alternative award is unvested, the unvested portion of such alternative award shall immediately vest in full and such executive shall be provided with either cash or marketable stock equal to the fair market value of the stock subject to the alternative award on the date of termination.

Restrictive Covenants

As a condition of receiving their equity awards granted since 2019, each of Messrs. Tibbens, Turcotte and Fiarman and Ms. Ross in 2022, agreed to certain restrictive covenants, including non-competition, confidentiality and non-solicitation covenants. The non-competition and non-solicitation covenants each have terms effective during the term of the executive's employment with the Company and for one year following any termination of employment; the term of the confidentiality covenant is generally so long as the information remains confidential. In addition, as a condition to receiving his sign-on and annual equity awards, Mr. Cobb agreed in his employment agreement to be subject to these same restrictive covenants, as well as a non-disparagement covenant that is effective during the term of his employment and for one year following any termination of employment.

Severance Benefits—2023 Executive Severance Policy

In December 2022, the Compensation Committee approved an executive severance policy (the "Severance Policy"), which became effective as of January 1, 2023, to provide severance benefits to certain eligible executives of the Company, including the NEOs, who experience a termination of employment under certain conditions. Notwithstanding the adoption of the Severance Policy, if at any time the NEO is subject to any existing agreement with the Company providing for severance benefits, the NEO shall be entitled to the better of amounts payable under the Severance Policy or amounts otherwise payable under the existing agreement.

If the NEO's employment is terminated by the Company without Cause (as defined in the Severance Policy) or on account of the NEO's resignation from employment for Good Reason (as defined in the Severance Policy) (a "Qualifying Termination"), and such Qualifying Termination is not in connection with a change in control of the Company, the Company will provide the NEO with the following severance payments and benefits subject to the limitations described in the Severance Policy:

- An amount equal to the sum of the NEO's (i) annual base salary and (ii) target annual bonus;
- An amount equal to the NEO's annual bonus earned with respect to the calendar year immediately prior to the year in which the Qualifying Termination occurs, to the extent not previously paid;
- If the date of the NEO's Qualifying Termination occurs on or after June 30 of the calendar year of termination, an amount equal to a pro rata portion of the NEO's target annual bonus for such calendar year, based on the number of days employed during such calendar year;
- Reimbursement for monthly premiums payable for elected continued health coverage under the Company-sponsored health plans pursuant to the Consolidated Omnibus Budget Reconciliation Act ("COBRA") for 12 months following the date of the NEO's Qualifying Termination, which reimbursement of premiums will cease upon the date the NEO obtains health care coverage from another employer; and
- Outplacement services as provided by a third party selected by the Company in accordance with the Company's outplacement program, provided, such outplacement services are initiated within 60 days of the date of the NEO's Qualifying Termination.

The non-change in control annual base salary and target annual bonus cash severance payments will be made in substantially equal installments over the 12-month period following the NEO's Qualifying Termination, in accordance with the Company's regular payroll practices (unless the Company elects, in its sole discretion, to pay such amount in a lump sum within 30 days following the NEO's Qualifying Termination).

If the NEO's employment is terminated by the Company (i) in connection with a change in control of the Company, or (ii) within two years after the occurrence of a change in control of the Company, the Company will provide the NEO the following severance payments and benefits:

- An amount equal to two (2) times the sum of the NEO's (i) annual base salary and (ii) target annual bonus;
- An amount equal to the NEO's annual bonus earned with respect to the calendar year immediately prior to the year in which the Change of Control Qualifying Termination occurs, to the extent not previously paid;
- If the date of the NEO's Change of Control Qualifying Termination occurs on or after June 30 of the calendar year of termination, an amount equal to a pro rata portion of the NEO's target annual bonus for such calendar year, based on the number of days employed during such calendar year;
- Reimbursement for monthly premiums payable for elected continued health coverage under the Company-sponsored health plans pursuant to COBRA for 18 months following the date of the NEO's Change of Control Qualifying Termination, which reimbursement of premiums will cease upon the date the NEO obtains health care coverage from another employer; and
- Outplacement services as provided by a third party selected by the Company in accordance with the Company's outplacement program. provided, such outplacement services are initiated within 60 days of the date of the NEO's Change in Control Qualifying Termination.

The change-in-control annual base salary and target annual bonus cash severance payments will be made in a lump sum within 30 days following the NEO's Change of Control Qualifying Termination.

Payments to the NEOs are subject to the execution (and non-revocation) of a separation agreement containing a customary general release of claims in favor of the Company, its current and former subsidiaries and affiliates and its current and former employees, officers, directors and agents and, to the extent the NEO is not otherwise subject to the Company's standard restrictive covenant agreement, restrictive covenants that are substantially the same as contained in such standard restrictive covenant agreement.

Estimated Payments and Benefits Upon Termination

The following table describes the potential benefits that would have been payable to our NEOs under existing contractual arrangements assuming a termination occurred on December 31, 2022. For Mr. Cobb, it is assumed that his termination from the Company occurred concurrently with his termination of service to our Board of Directors. Mr. Tibbens and Mr. Turcotte are not included in the table below because neither was serving as an NEO on December 31, 2022. For more information on Mr. Tibbens's termination of service, see *"—Severance Benefits—Employment Arrangements—Mr. Tibbens"* above. For more information on Mr. Turcotte's December 1, 2022 Separation Agreement, see *"—Severance Benefits—Employment Arrangements—Mr. Turcotte"* above. The amounts shown in the table do not include (1) payments and benefits to the extent they are provided generally to all salaried employees upon termination of employment and do not discriminate in scope, terms or operation in favor of the NEOs, or (2) payments for accrued and unused vacation, as our NEOs are no longer eligible for these payments. The amounts reported below related to the acceleration of outstanding equity awards assume a share price equal to $20.80, the closing market price of our Common Stock on the Nasdaq on December 30, 2022, the last trading day of fiscal 2022.

	W. Cobb	J. Ross	J. Fiarman
Termination by the Company without Cause, or by Executive for Good Reason			
Severance Payments[1]	$ 2,640,000	$ 1,140,000	$ 824,000
Prorated Bonus Payment[2]	$ 367,290	—	$ 192,231
COBRA Payment[3]	$ 22,991	—	—
Equity Award Acceleration[4][5]	—	—	—
TOTAL	**$ 3,030,281**	**$ 1,140,000**	**$ 1,016,231**
Death or Disability[6]			
Severance Payments	—	—	—
Prorated Bonus Payment[2]	$ 367,290	—	—
COBRA Payment	—	—	—
Equity Award Acceleration[5][7]	$ 1,001,526	$ 137	$ 717,774
TOTAL	**$ 1,368,816**	**$ 137**	**$ 717,774**
Change in Control			
Severance Payments	—	—	—
Prorated Bonus Payment	—	—	—
COBRA Payment	—	—	—
Equity Award Acceleration[8]	$ 735,654	—	$ 669,519
TOTAL	**$ 735,654**	**$ —**	**$ 669,519**
Termination in Connection with Change in Control			
Severance Payments[9]	$ 2,640,000	$ 2,280,000	$ 824,000
Prorated Bonus Payment[2]	$ 367,290	—	$ 192,231
COBRA Payment[3]	$ 22,991	—	—
Equity Award Acceleration[5][10]	$ 1,891,677	$ 99,902	$ 1,217,703
TOTAL	**$ 4,921,958**	**$ 2,379,902**	**$ 2,233,934**

(1) Amounts reported reflect a cash severance payment which includes the following:
   - Mr. Cobb: continuation of his salary for 24 months ($1,650,000) and a lump sum payment equal to his target 2022 bonus ($990,000).
   - Ms. Ross: continuation of her salary for 12 months ($600,000) and a lump sum payment equal to her target 2022 bonus ($540,000).
   - Mr. Fiarman: continuation of his salary for 12 months ($515,000) and a lump sum payment equal to his target 2022 bonus ($309,000).
(2) Amounts reported reflect annual bonuses earned based on actual performance that were awarded to Messrs. Cobb and Fiarman, where applicable, for 2022.
(3) Amounts reported for Mr. Cobb reflect costs of COBRA health insurance premiums for 18 months assuming 2023 rates. Ms. Ross was not eligible for reimbursement of COBRA health insurance premiums in 2022.
(4) Unvested 2019 PSUs granted to Mr. Fiarman will remain eligible to vest until the earlier of (x) the final determination date with respect to the performance period and (y) the determination date in respect of the end of the second fiscal quarter after which such termination occurs. Unvested PSUs granted to Mr. Fiarman will be pro-rated and remain eligible to vest until the end of the performance period (i.e. December 31, 2023) based on actual achievement of performance milestones. Therefore, because there is no acceleration of vesting, values for the 2019, 2021 and 2022 PSU awards, as applicable, are excluded for purposes of calculating this amount. As the NEO will have terminated prior to the one-year anniversary of the applicable grant date, unvested 2022 PSOs will cancel as the NEO did not satisfy the service condition of the award.
(5) Mr. Cobb's DSEs with a value on December 31, 2022 of $640,058 would be distributed within 30 days of his termination from the Company and the Board of Directors.
(6) In addition to the amounts reflected, upon death each NEO's estate, other than Ms. Ross who was not eligible for these benefits in 2022, would receive a life insurance payout of $300,000; and upon disability as defined in the Company's disability benefit plan, Mr. Cobb and Mr. Fiarman, each of whom elected to participate in the plan, would receive $15,000 per month. Ms. Ross was not eligible to participate in the disability benefit plan until January 1, 2023.
(7) Amounts reported reflect the value of the full accelerated vesting of the NEO's outstanding stock option awards and the prorated portion of unvested RSUs. as applicable, that would vest on the next vesting date following a termination by reason of death or disability. The amounts reported reflect the "spread" value for stock options representing the difference between the applicable exercise price and $20.80, the closing market price of our Common Stock on the Nasdaq on December 30, 2022, the last trading day of fiscal 2022. Unvested PSUs granted to the applicable NEO in 2019 will remain eligible to vest until the end of the performance period based on actual achievement of performance milestones. Therefore, because there is no acceleration of vesting, values for the 2019 PSU awards are excluded for purposes of calculating this amount. Unvested PSUs granted to the NEOs in 2021 and 2022 would immediately vest at target (i.e. 100%).
(8) If the Compensation Committee determines that an "alternative award" (as defined in the 2018 Plan) will not be issued to a participant in place of the Company's 2021 or 2022 PSUs in connection with a change of control, all such PSUs would vest and become immediately payable at target. Amounts reported reflect the full accelerated value of Mr. Fiarman's unvested PSU awards granted in 2019 at target (i.e. 100%) and unvested PSU awards granted in 2021 and 2022 at target (i.e. 100%); and the full accelerated value of Mr. Cobb's unvested PSU award granted in 2022 at target (i.e. 100%). Amounts assume that an alternative award was not provided in connection with a change of control on December 31, 2022.
(9) Amounts reported reflect a cash severance payment which includes the following:
   - Mr. Cobb: continuation of his salary for 24 months ($1,650,000) and a lump sum payment equal to his target 2022 bonus ($990,000).
   - Ms. Ross: continuation of her salary for 24 months ($1,200,000) and a lump sum payment equal to 2 times her target 2022 bonus ($1,080,000).
   - Mr. Fiarman: continuation of his salary for 12 months ($515,000) paid out in 12 equal installments over a 12-month period, and an amount equal to his target 2022 bonus ($309,000).
(10) Amounts reported reflect the value of the full accelerated vesting of the NEO's outstanding (1) stock option and RSU awards, as applicable, following a termination in connection with a change in control; and (2) 2019 PSUs at target (i.e. 100%) upon a change in control, including a termination in connection with a change in control. Amounts assume that an "alternative award" (as defined in the 2018 Plan) was not provided with respect to the 2021 or 2022 PSUs upon a change in control, including a termination in connection with a change in control. If the Compensation Committee determines that an alternative award will not be issued to a participant in place of the 2021 or 2022 PSUs, all such PSUs would vest and become immediately payable at target (i.e. 100%). Because the service period was not met for the 2022 PSOs, the outstanding 2022 PSO award would be cancelled upon a termination upon a change in control.

Pay Ratio Disclosure

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(u) of Regulation S-K of the Exchange Act, we are providing the following information regarding the ratio of the annual total compensation for our principal executive officer to the median of the annual total compensation of all our employees (other than our principal executive officer) (the "CEO Pay Ratio"). Our CEO Pay Ratio is a reasonable estimate calculated in a manner consistent with Item 402(u). However, due to the flexibility afforded by Item 402(u) in calculating the CEO Pay Ratio, our CEO Pay Ratio may not be comparable to the CEO pay ratios presented by other companies.

For purposes of this calculation, our employee population was evaluated as of December 31, 2022 to be 1,660. As is permitted under the SEC rules, to determine our median employee, we used annual salary and bonus earned for 2022 as our consistently applied compensation measure. We annualized this number for those U.S.-based full- and part-time employees, including Mr. Cobb, who did not work the full fiscal 2022 year. We believe this consistently applied compensation measure reasonably reflects annualized compensation across our employee base. Using a determination date of December 31, 2022, we determined our median employee from the employee population included in our calculation.

Our median employee's annual total compensation for fiscal 2022 was $74,664, which includes, among other things, the value of non-discriminatory employer paid health benefits. For fiscal 2022, the annual total compensation for our CEO, Mr. Cobb, was $5,465,749, which amount varies from his total compensation amount as reflected in the "*Summary Compensation Table*" because it excludes fees paid for his service on the Board of Directors, and includes the value of non-discriminatory employer paid health benefits. Accordingly, our CEO Pay Ratio for fiscal 2022 was 73:1.

Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid and certain company financial metrics. For further information concerning our pay-for-performance philosophy and how we align executive compensation with Company financial performance, refer to "*Compensation Discussion and Analysis*" above.

The following table provides information showing the relationship during fiscal 2020, 2021 and 2022 between (1) compensation "actually paid" ("CAP" as defined by the SEC rule and further described below) to (a) each person serving as our principal executive officer ("PEO") and (b) our non-PEO NEOs, on an average basis, and (2) the Company's financial performance based on Total Shareholder Return ("TSR") and Net Income, and the Company-selected metric Revenue. Information in this section will not be deemed to be incorporated by reference into any of our filings under the Securities Act of 1933, as amended, or the Exchange Act, except as we may specifically do so by reference to this section.

							Value of Initial Fixed $100 Investment Based On:			
Year	Summary Compensation Table Total for Rexford Tibbens[1] ($)	Compensation Actually Paid to Rexford Tibbens[2] ($)	Summary Compensation Table Total for William Cobb[3] ($)	Compensation Actually Paid to William Cobb[4] ($)	Average Summary Compensation Table Total for Non-PEO NEOs[5] ($)	Average Compensation Actually Paid to Non-PEO NEOs[6] ($)	Total Share-holder Return[7] ($)	Peer Group Total Share-holder Return[7][8] ($)	Net Income ($M)	Revenue ($M)[9]
2022	5,432,772	(5,974,008)	5,164,747	3,108,654	1,902,297	1,009,580	43.86	144.02	71	1,662
2021	6,150,602	2,713,923	N/A	N/A	1,775,991	1,015,353	77.29	159.67	128	1,602
2020	5,265,975	6,686,662	N/A	N/A	1,531,303	1,832,101	105.88	130.79	112	1,474

(1) The first PEO is Rexford Tibbens. Mr. Tibbens served as our CEO during fiscal 2020, fiscal 2021 and fiscal 2022 until June 1, 2022. The dollar amounts reported in this column represent the total amounts reported for Mr. Tibbens for each corresponding year in the "Total" column of the "*Summary Compensation Table*" of this Proxy Statement.

(2) The fair value of each stock option award was estimated as of the relevant valuation date in accordance with FASB ASC Topic 718 using a variation of the Black-Scholes option pricing model and the key input variables (assumptions) of that model as described in Note 9 to our financial statements for the fiscal year ended December 31, 2022 included in the Company's Annual Report on Form 10-K filed with the SEC on March 1, 2023. The assumptions used were not materially changed from those described in Note 9 but were updated at each valuation date to reflect the then-current value of each variable. The fair value of PSUs was estimated at each valuation date using the market price of our Common Stock on the relevant valuation date and an adjustment to reflect actual performance in any completed performance year and an assumption regarding attainment of the performance goals for the remaining performance period. The following are the details for the compensation actually paid to Mr. Tibbens:

Mr. Tibbens.

In accordance with the requirements of Item 402(v)(2)(iii) of Regulation S-K, the following adjustments were made to the amounts reported for Mr. Tibbens in the "*Summary Compensation Table*." Importantly, the dollar amounts do not reflect the actual amount of compensation earned by, or paid to, Mr. Tibbens during the applicable year.

Description	2020 ($)	2021 ($)	2022 ($)
Change in Pension Value Deduction	—	—	—
Pension Service Cost Addition	—	—	—
Prior Pension Service Cost Addition	—	—	—
Stock and Option Awards Adjustment[a]	1,420,687	(3,436,679)	(11,406,780)

(a) For each covered year, the amounts added or deducted in calculated stock and option award adjustments include:

Year	Deduction for Grant-Date Fair Value of Equity Awards Granted in the Year ($)	Year-End Fair Value of Outstanding and Unvested Awards Granted in the Year ($)	Year-over-Year Change in Fair Value of Outstanding and Unvested Equity Awards Granted in Prior Years ($)	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	Year-over-Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year ($)	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year ($)	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation ($)	Total Equity Award Adjustments ($)
2022	(4,999,982)	—	—	—	(510,794)	(5,896,005)	—	(11,406,780)
2021	(4,559,972)	2,286,850	(1,481,655)	—	318,097	—	—	(3,436,679)
2020	(3,800,000)	5,364,466	217,969	—	(361,749)	—	—	1,420,687

(3) The second PEO is William Cobb. Mr. Cobb has served as our CEO since June 1, 2022. The dollar amounts reported in this column represent the total amounts reported for Mr. Cobb for fiscal 2022 in the "Total" column of the *Summary Compensation Table* of this Proxy Statement.

(4) The fair value of each stock option award was estimated as of the relevant valuation date in accordance with FASB ASC Topic 718 using a variation of the Black-Scholes option pricing model and the key input variables (assumptions) of that model as described in Note 9 to our financial statements for the fiscal year ended December 31, 2022 included in the Company's Annual Report on Form 10-K filed with the SEC on March 1, 2023. The assumptions used were not materially changed from those described in Note 9 but were updated at each valuation date to reflect the then-current value of each variable. The fair value of PSUs was estimated at each valuation date using the market price of our Common Stock on the relevant valuation date and an adjustment to reflect actual performance in any completed performance year and an assumption regarding attainment of the performance goals for the remaining performance period. The following are the details for the compensation actually paid to Mr. Cobb:

Mr. Cobb.

In accordance with the requirements of Item 402(v)(2)(iii) of Regulation S-K, the following adjustments were made to the amounts reported for Mr. Cobb in the "*Summary Compensation Table*." Importantly, the dollar amounts do not reflect the actual amount of compensation earned by, or paid to, Mr. Cobb during the year.

Description	2022 ($)
Change in Pension Value Deduction	—
Pension Service Cost Addition	—
Prior Pension Service Cost Addition	—
Stock and Option Awards Adjustment[a]	(2,056,093)

(a) For each covered year, the amounts added or deducted in calculated stock and option award adjustments include:

Year	Deduction for Grant-Date Fair Value of Equity Awards Granted in the Year ($)	Year-End Fair Value of Outstanding and Unvested Awards Granted in the Year ($)	Year-over-Year Change in Fair Value of Outstanding and Unvested Equity Awards Granted in Prior Years ($)	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	Year-over-Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year ($)	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year ($)	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation ($)	Total Equity Award Adjustments ($)
2022	(4,242,957)	1,936,856	—	250,008	—	—	—	(2,056,093)

(5) The Non-PEO NEOs for 2022 are Jessica Ross, Brian Turcotte and Jeffrey Fiarman and for 2021 and 2020 are Messrs. Turcotte and Fiarman. The dollar amounts reported in this column represent the average of the total amounts reported for our non-PEO NEOs for each corresponding year in the "Total" column of the *"Summary Compensation Table"* of this Proxy Statement.

(6) The fair value of each stock option award was estimated as of the relevant valuation date in accordance with FASB ASC Topic 718 using a variation of the Black-Scholes option pricing model and the key input variables (assumptions) of that model as described in Note 9 to our financial statements for the fiscal year ended December 31, 2022 included in the Company's Annual Report on Form 10-K filed with the SEC on March 1, 2023. The assumptions used were not materially changed from those described in Note 9 but were updated at each valuation date to reflect the then-current value of each variable. The fair value of PSUs was estimated at each valuation date using the market price of our Common Stock on the relevant valuation date and an adjustment to reflect actual performance in any completed performance year and an assumption regarding attainment of the performance goals for the remaining performance period. The following are the details for the Non-PEO NEOs:

Non-PEO NEOs.

In accordance with the requirements of Item 402(v)(2)(iii) of Regulation S-K, when calculating the "average compensation actually paid" for our non-PEO NEOs the following adjustments were made to the amounts reported in the "*Summary Compensation Table*." Importantly, the dollar amounts do not reflect the actual average amount of compensation earned by, or paid to, our other named executive officers as a group during the applicable year.

Description	2020 ($)	2021 ($)	2022 ($)
Change in Pension Value Deduction	—	—	—
Pension Service Cost Addition	—	—	—
Prior Pension Service Cost Addition	—	—	—
Stock and Option Awards Adjustment[(a)]	300,799	(760,638)	(892,717)

(a) For each covered year, the amounts added or deducted in calculated stock and option award adjustments include:

Year	Deduction for Grant-Date Fair Value of Equity Awards Granted in the Year ($)	Year-End Fair Value of Outstanding and Unvested Awards Granted in the Year ($)	Year-over-Year Change in Fair Value of Outstanding and Unvested Equity Awards Granted in Prior Years ($)	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	Year-over-Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year ($)	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year ($)	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation ($)	Total Equity Award Adjustments ($)
2022	(1,128,281)	549,563	(237,569)	—	(86,431)	—	—	(892,717)
2021	(1,012,451)	507,767	(299,932)	—	43,978	—	—	(760,638)
2020	(810,000)	1,143,433	41,572	—	(74,206)	—	—	300,799

(7) TSR is calculated assuming an investment of $100 at market close on December 31, 2019 through and including the end of the fiscal year for each year reported in the table as required by the rule.

(8) For purposes of this disclosure, the Company used the S&P Professional and Commercial Services Index (the "Index") as its peer group.

(9) For purposes of Item 402(v) of Regulation S-K, we have identified Revenue as our Company Selected Metric. Although Revenue is one important financial performance measure, among others, that the Compensation Committee considers when making compensation decisions with the intent of aligning compensation with Company performance, the Compensation Committee has not historically and does not currently evaluate "compensation actually paid" as calculated pursuant to Item 402(v)(2) as part of its executive compensation determinations; accordingly, the Compensation Committee does not actually use any financial performance measure specifically to link executive compensation actually paid to Company performance.

Required Tabular Disclosure of Most Important Measures Linking Compensation Actually Paid During 2022 to Company Performance

SEC rules require that we disclose the most important financial performance measures that the Company uses to link compensation actually paid to our NEOs for 2022 to Company performance. These measures are as follows:

Financial Measures Linking Compensation to Performance
Revenue
Adjusted EBITDA
Stock Price

For further information about our compensation program and the ways in which compensation actually paid to our NEOs is linked to Company financial performance, as well as the use of the above financial measures in our executive compensation program, see the "*Compensation Discussion and Analysis*" section above.

Required Disclosure of the Relationship Between Compensation Actually Paid and Financial Performance Measures

SEC rules additionally require that we describe the relationship between the financial performance measures disclosed in the above Pay Versus Performance table to compensation actually paid to our PEO and the average of the executive compensation paid to the non-PEO NEOs. The following graphs further illustrate the relationship between the pay and performance figures that are included in the "*Pay Versus Performance*" table above. In addition, the first graph below further illustrates the relationship between Company TSR and that of the S&P Professional and Commercial Services Index.







Securities Authorized for Issuance Under Equity Compensation Plans

The following table summarizes our equity compensation plan information as of December 31, 2022.

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted- average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(c)
Equity compensation plans approved by security holders[1]			
2018 Omnibus Incentive Plan	2,936,732[2]	$ 32.78[3]	10,941,586[4]
2019 Employee Stock Purchase Plan	—	N/A	1,105,770
Equity compensation plans not approved by security holders[1]	—	N/A	—
TOTAL	**2,936,732**	**$ 32.78**[3]	**12,047,356**

(1) We have two active equity compensation plans, both of which have been approved by our stockholders: the 2018 Plan and our ESPP. The ESPP is a tax-qualified Code Section 423 stock purchase plan under which eligible employees are permitted to purchase shares of our Common Stock at a 15% discount.

(2) Consists of 1,188,168 shares of our Common Stock issuable upon the exercise of outstanding time-vesting stock options; 272,503 shares of our Common Stock issuable upon the exercise of outstanding PSOs; 1,087,359 shares of our Common Stock issuable upon the settlement of RSUs, and deferred share equivalents, or DSEs; and 388,702 shares of our Common Stock issuable upon the vesting of PSUs, awarded under the 2018 Plan. For purposes of this table, the number of shares to be issued in respect of PSUs has been calculated based on the assumption that the maximum level of performance applicable to the PSUs will be achieved (i.e. 100% for the 2019 award and 200% for each of the 2021 and 2022 awards); and the number of shares to be issued in respect of PSOs has been calculated based on the assumption that 100% of the options will vest and become exercisable.

(3) Reflects the weighted-average exercise price of outstanding stock options of $32.78. Does not reflect RSUs or PSUs because these awards have no exercise price.

(4) Consists of shares of our Common Stock available for future issuance under our 2018 Plan, pursuant to various awards the Compensation Committee may make, including non-qualified stock options, incentive stock options, stock appreciation rights, RSUs, restricted stock, performance-based awards and other equity-based awards. The 2021 and 2022 PSUs at maximum performance would pay out at an additional 158,524 shares not reflected in the total number of securities remaining available for future issuance under the 2018 Plan.

Security Ownership of Certain Beneficial Owners, Directors and Management

The following table sets forth information regarding the beneficial ownership of our Common Stock as of March 1, 2023 (unless otherwise indicated below) by (i) beneficial owners known to us to own more than 5% of our Common Stock, (ii) each of our NEOs, as such term is defined in Item 402(a)(3) of Regulation S-K under the Exchange Act, (iii) each of our directors and (iv) all of our current directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. As to beneficial owners known to us to own more than 5% of our Common Stock, the information set forth in this table is based solely on our review of filings made by such persons under Sections 13(d) and 13(g) of the Exchange Act. Percentage ownership for such beneficial owners is calculated by dividing the number of shares beneficially owned by such persons, as reflected in the most recent filing by such persons of statements of beneficial ownership, by the 81,509,974 shares of our Common Stock outstanding on March 1, 2023. Therefore, the percentage ownership may differ from the percentage ownership reported in such statements of beneficial ownership, which may reflect ownership as of a different date. With respect to each of our directors and NEOs, in computing the number of shares beneficially owned by such person and the percentage ownership of such person, any shares of our Common Stock (i) subject to options held by that person that are currently exercisable or exercisable within 60 days of March 1, 2023, or (ii) issuable upon the settlement of RSUs and deferred share equivalents held by that person within 60 days of March 1, 2023, are deemed issued and outstanding. These shares, however, are not deemed issued and outstanding for purposes of computing percentage ownership of each other individual stockholder.

Our capital consists of our Common Stock and our preferred stock. The percent of class calculations are based on the 81,509,974 shares of our Common Stock outstanding and zero shares of our preferred stock outstanding as of March 1, 2023. None of the shares held by our directors or executive officers has been pledged as security as of March 1, 2023.

Except as otherwise indicated in the footnotes, each of the beneficial owners listed has, to our knowledge, sole voting and investment power with respect to the indicated shares of Common Stock.

Name of Beneficial Owner	Number of Shares of our Common Stock Beneficially Owned	Percentage of Common Stock Outstanding
Greater than 5% Stockholders:		
BlackRock[1]	13,170,379	16.16%
The Vanguard Group, Inc.[2]	8,864,478	10.88%
ArrowMark Colorado Holdings, LLC[3]	8,740,446	10.72%
Mackenzie Financial Corporation[4]	5,555,863	6.82%
Janus Henderson Group plc[5]	4,909,392	6.02%
Boston Partners[6]	4,612,334	5.66%
State Street Corporation[7]	4,109,474	5.04%
Named Executive Officers and Directors:		
William C. Cobb[8][10]	40,772	*
Rexford J. Tibbens	78,563	*
Jessica P. Ross	—	*
Brian C. Turcotte [9]	129,370	*
Jeffrey A. Fiarman[9]	56,501	*
D. Steve Boland[10]	7,637	*
Anna C. Catalano	20,595	*
Peter L. Cella[10][11]	50,047	*
Christopher L. Clipper[10]	7,637	*
Richard P. Fox[12]	19,012	*

Name of Beneficial Owner	Number of Shares of our Common Stock Beneficially Owned	Percentage of Common Stock Outstanding
Brian P. McAndrews	16,430	*
Liane J. Pelletier	16,595	*
All directors and executive officers as a group (10 persons)[13]	235,226	*

* Amount represents less than 1% of our outstanding Common Stock.

(1) The information is based on a Schedule 13G/A filed with the SEC on January 26, 2023 by BlackRock, Inc. BlackRock, Inc. has sole voting power over 13,004,932 shares and sole dispositive power over 13,170,379 shares. BlackRock, Inc. reported that the iShares Core S&P Small-Cap ETF and BlackRock Fund Advisors each have an interest in more than five percent of our Common Stock. The address for BlackRock, Inc. is 55 East 52nd Street, New York, NY, 10055.

(2) The information is based on a Schedule 13G/A filed with the SEC on February 9, 2023 by The Vanguard Group, Inc. The Vanguard Group, Inc. has shared voting power over 58,443 shares of our Common Stock, shared dispositive power over 137,706 shares of our Common Stock and sole dispositive power over 8,726,772 shares of our Common Stock. The Vanguard Group, Inc. is the beneficial owner of 8,864,478 shares of our Common Stock. The Vanguard Group, Inc. reported that its clients, including investment companies registered under the Investment Company Act of 1940 and other managed accounts, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein. The address for The Vanguard Group, Inc. is 100 Vanguard Boulevard, Malvern, Pennsylvania, 19355.

(3) The information is based on a Schedule 13G/A filed with the SEC on February 15, 2023 by ArrowMark Colorado Holdings, LLC. ArrowMark Colorado Holdings, LLC has sole voting power and sole dispositive power over 8,740,446 shares of our Common Stock. ArrowMark Colorado Holdings, LLC is the beneficial owner of 8,740,446 shares of our Common Stock. The address for ArrowMark Colorado Holdings, LLC is 100 Fillmore Street, Suite 325, Denver, Colorado 80206.

(4) The information is based on a Schedule 13G/A filed with the SEC on January 27, 2023 by Mackenzie Financial Corporation. Mackenzie Financial Corporation has sole voting power and sole dispositive power over 5,555,863 shares of our Common Stock. Mackenzie Financial Corporation is the beneficial owner of 5,555,863 shares of our Common Stock. The address for Mackenzie Financial Corporation is 180 Queen Street West, Toronto, Ontario, M5V 3K1.

(5) The information is based on a Schedule 13G/A as filed with the SEC on February 10, 2023 by Janus Henderson Group plc. Janus Henderson Group plc has shared voting power and shared dispositive power over 4,909,392 shares of our Common Stock. Janus Henderson Group plc has a 100% ownership stake in Janus Henderson Investors U.S. LLC ("JHIUS"), Henderson Global Investors Limited and Janus Henderson Investors Australia Institutional Funds Management Limited (each an "Asset Manager" and collectively the "Asset Managers"). As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, JHIUS may be deemed to be the beneficial owner of 4,909,392 shares of our Common Stock or 6.02% of the outstanding shares of our Common Stock held by such Managed Portfolios. However, JHIUS does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights. The address for each of these entities is c/o Janus Henderson Group plc, 201 Bishopsgate EC2M 3AE, United Kingdom.

(6) The information is based on a Schedule 13G filed with the SEC on February 13, 2023 by Boston Partners. Boston Partners has sole voting power over 4,251,575 shares and sole dispositive power over 4,612,334 shares of our Common Stock. Boston Partners is the beneficial owner of 4,612,334 shares of our Common Stock. The address for Boston Partners is One Beacon Street, 30th Floor, Boston, MA, 02108.

(7) The information is based on a Schedule 13G filed with the SEC on February 3, 2023 by State Street Corporation. State Street Corporation has shared voting power over 3,916,196 shares and shared dispositive power over 4,109,474 shares of our Common Stock. State Street Corporation is the beneficial owner of 4,109,474 shares of our Common Stock. State Street Corporation reported that these shares are beneficially owned by the following investment adviser subsidiaries: SSGA Funds Management, Inc., State Street Global Advisors Europe Limited, State Street Global Advisors Limited, State Street Global Advisors Trust Company and State Street Global Advisors, Australia, Limited. The address for State Street Corporation is State Street Financial Center, One Lincoln Street, Boston, MA, 02111.

(8) The number of shares beneficially owned includes 10,000 shares indirectly owned by Mr. Cobb through the William and Carole Cobb 2000 Family Trust.

(9) The number of shares beneficially owned includes any shares subject to purchase upon exercise of stock options that are currently exercisable or exercisable within 60 days after March 1, 2023, and RSUs that will vest within 60 days after March 1, 2023 as follows: Mr. Turcotte, 103,772 shares; and Mr. Fiarman, 40,994 shares.

(10) The number of shares beneficially owned includes 30,772 and 18,343 deferred share equivalents received by Messrs. Cobb and Cella, respectively, and 7,637 deferred share equivalents received by each of Messrs. Boland and Clipper, which are scheduled to settle in shares of our Common Stock 30 days following the director's departure from our Board of Directors.

(11) The number of shares beneficially owned includes 30,000 shares indirectly owned by Mr. Cella through the Peter Cella 2006 Trust.

(12) The number of shares beneficially owned includes an aggregate of 13,330 shares indirectly owned by Mr. Fox through the JSF GRAT of 2020 (6,665 shares) and the RPF GRAT of 2020 (6,665 shares).

(13) The number of shares beneficially owned by our current executive officers and directors includes an aggregate of 115,806 shares that are subject to purchase upon exercise of stock options that are currently exercisable or exercisable within 60 days after March 1, 2023 and 28,960 RSUs that will vest within 60 days after March 1, 2023.

Procedures for Approval of Related Person Transactions

Our Board of Directors has adopted a written policy on related person transactions. The policy covers transactions involving us in excess of $120,000 in which any director, director nominee, executive officer or greater than five percent beneficial owner of Frontdoor, or any of their respective immediate family members, has or had a direct or indirect material interest, subject to certain exceptions set forth in the policy.

Under this policy, the General Counsel must advise the Audit Committee of any related person transaction, as defined in the policy, of which the General Counsel becomes aware. The Audit Committee must then either approve or reject the transaction in accordance with the terms of the policy. In the course of making this determination, the Audit Committee will consider all relevant facts and circumstances available to it, including, but not limited to, the benefits to the Company; the impact on a director's independence in the event the related person is a director, an immediate family member of a director or an entity in which a director is a partner, stockholder or executive officer; the availability of other sources for comparable products or services; the terms of the transaction; the terms available to unrelated third parties or to employees generally; whether the transaction would be undertaken in the ordinary course of business; who initiated the transaction; the approximate dollar value of the transaction; and any other information that the Audit Committee or Chair of the Audit Committee considers to be material to investors in light of the circumstances of the particular transaction.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors, officers and beneficial owners of more than 10% of our Common Stock (collectively, "Reporting Persons") to file with the SEC initial reports of ownership and reports of changes in ownership of our Common Stock. Such persons are required by regulations of the SEC to furnish us with copies of all such filings. Based on our records and written representations from our directors and officers, we believe that all such Reporting Persons complied with all Section 16(a) filing requirements in fiscal 2022.

Additional Information

Information about the 2023 Annual Meeting of Stockholders and Voting

Why am I receiving this Proxy Statement?

The Board of Directors of Frontdoor is soliciting proxies for the 2023 Annual Meeting to be held on Thursday, May 11, 2023 at 10:00 a.m. Central Daylight Time, and at any and all adjournments or postponements thereof, via live audio webcast. You are receiving this Proxy Statement because you owned shares of the Company's Common Stock at the close of business on March 27, 2023, the record date for the 2023 Annual Meeting, which entitles you to vote at the 2023 Annual Meeting. By use of a proxy, you can vote whether or not you attend the 2023 Annual Meeting. This Proxy Statement describes the matters on which we would like you to vote and provides information on those matters so that you can make an informed decision.

Is the 2023 Annual Meeting being webcast online?

The 2023 Annual Meeting is being held via an audio webcast to reach the broadest number of stockholders possible while reflecting the technology-enabled nature of our Company and reducing environmental impacts and costs associated with planning, holding and arranging logistics for in-person meeting proceedings. The 2023 Annual Meeting will provide the same rights and advantages of a physical meeting. Stockholders will be able to present questions online during the meeting, providing our stockholders with the opportunity for meaningful engagement with the Company.

Who is entitled to vote?

As of the close of business on March 27, 2023 (such date and time, the "Record Date"), there were 81,520,248 shares of Common Stock, par value $0.01 per share, of the Company's Common Stock outstanding. If you are a stockholder of record or a beneficial owner of Common Stock on the Record Date, you are entitled to receive notice of, and to vote at, the 2023 Annual Meeting and at any and all adjournments or postponements of the 2023 Annual Meeting. You are entitled to one vote for each share of Common Stock you hold as a stockholder of record or as a beneficial owner for each matter presented for vote at the 2023 Annual Meeting.

What is the difference between holding shares as a stockholder of record and as a beneficial owner?

If your shares are registered directly in your name with the Company's transfer agent, Computershare Trust Company, N.A., ("Computershare") you are considered the stockholder of record with respect to those shares, and these proxy materials are being made available directly to you by or on behalf of the Company. As the stockholder of record, you have the right to grant your proxy to the persons named in the enclosed proxy card or to vote at the 2023 Annual Meeting. The Company has provided a proxy card for you to use.

If your shares are held in a bank, brokerage or trustee account or by another nominee, you are considered the beneficial owner of shares held in street name, and these proxy materials are being made available to you through your bank, broker, trustee or other nominee.

How do I participate in the virtual meeting?

To participate in the meeting, you must have your sixteen-digit control number that is shown on your Notice of Internet Availability of Proxy Materials (the "Notice") or on your proxy card if you elected to receive proxy materials by mail. You may access the 2023 Annual Meeting by visiting www.virtualshareholdermeeting.com/FTDR2023. You will be able to submit one question per stockholder during the meeting by typing in your question into the "ask a question" box on the meeting page. We will read and respond to appropriate questions during the meeting. We will post at https://investors.frontdoorhome.com/annual-reports responses to appropriate questions related to the Company's business that we did not address during the 2023 Annual Meeting. If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the Virtual Shareholder Meeting login page.

You may also obtain information regarding access to the 2023 Annual Meeting by contacting our investor relations representative at IR@frontdoorhome.com. This Proxy Statement contains information about the items stockholders will vote on at the 2023 Annual Meeting.

Why did I receive a notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?

In accordance with rules adopted by the SEC, we are permitted to furnish proxy materials, including this Proxy Statement and our 2022 Annual Report, to our stockholders by providing access to such documents on the Internet instead of mailing printed copies. If you received a Notice by mail, you will not receive a printed copy of the proxy materials. Most stockholders will not receive printed copies of the proxy materials unless they request them. Instead, the Notice, which was mailed to our stockholders, will instruct you as to how you may access and review the proxy materials on the Internet. The Notice also instructs you as to how you may submit your proxy on the Internet or by telephone. If you would like to receive a paper copy of our proxy materials, you should follow the instructions for requesting such materials in the Notice. If you vote by Internet or telephone, please do not also mail your proxy card.

If I am a stockholder of record, how do I vote?

As a stockholder of record, you may vote over the Internet during the 2023 Annual Meeting or by proxy. We recommend that you submit a proxy even if you plan to participate in the 2023 Annual Meeting. This will ensure that your vote will be counted if you are unable to, or later decide not to, participate in the 2023 Annual Meeting. You can revoke your proxy and change your vote during the 2023 Annual Meeting in one of the ways described under "*How can I revoke my proxy or change my vote?*" in this section of the Proxy Statement.

If you do not wish to vote during the 2023 Annual Meeting, you may vote as follows:

1. Over the Internet: go to www.proxyvote.com;
2. By telephone: call 1-800-690-6903 (toll-free within the United States, U.S. territories and Canada); or
3. By mail: complete, sign and date and promptly mail a paper proxy card, if you have received a paper copy of the proxy materials.

If I am a beneficial owner of shares held in street name, how do I vote?

As the beneficial owner of shares held in street name, you have the right to direct your bank, broker, trustee, or other nominee on how to vote and are also invited to participate in the 2023 Annual Meeting. Your bank, broker, trustee or other nominee is obligated to provide you with voting instructions for use in instructing the bank, broker, trustee or other nominee how to vote these shares.

If you do not wish to vote during the 2023 Annual Meeting, you may vote by providing voting instructions to your bank, broker, trustee or other nominee. Subject to and in accordance with the instructions provided by your bank, broker, trustee or other nominee, you may vote in accordance with the instructions provided with your proxy materials in one of the following manners: over the Internet, by telephone or by mail.

How can I get access to the proxy materials over the Internet?

Pursuant to rules adopted by the SEC, we provided access to our proxy materials over the Internet. You can view our proxy materials for the 2023 Annual Meeting on the Internet on our corporate website at https://investors.frontdoorhome.com/annual-reports.

How can I vote my shares during the virtual meeting?

The Company will be hosting the 2023 Annual Meeting via live audio webcast. You can participate in the 2023 Annual Meeting live audio webcast at www.virtualshareholdermeeting.com/FTDR2023. The webcast will start at 10:00 a.m. Central Daylight Time. You may vote and submit questions while attending the live audio webcast. You will need the sixteen-digit control number included on your Notice or your proxy card (if you received a printed copy of the proxy materials) in order to be able to enter the meeting.

Shares held in your name as the stockholder of record, or beneficially in street name, may be voted by you, while the polls remain open, at www.virtualshareholdermeeting.com/FTDR2023 during the meeting. You will need your control number found in the Notice, or, if you received a printed copy of the proxy materials, on your proxy card or the instructions that accompanied your proxy materials in order to be able to vote and enter the meeting.

Even if you plan to participate in the audio webcast meeting, we recommend that you also submit your proxy or voting instructions as described above so that your vote will be counted if you later decide not to participate in the audio webcast meeting.

What happens if I do not give specific voting instructions?

Stockholders of Record

If you are a stockholder of record and you indicate when voting on the Internet or by telephone that you wish to vote as recommended by our Board of Directors, or if you sign and return a paper proxy card without giving specific voting instructions, then the proxy holders will vote your shares in the manner recommended by our Board on all matters presented in this Proxy Statement and as the proxy holders may determine in their discretion with respect to any other matters properly presented for a vote at the 2023 Annual Meeting.

Beneficial Owners of Shares Held in Street Name

If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, under exchange rules, the organization that holds your shares may generally vote on routine matters but cannot vote on non-routine matters. We encourage you to provide voting instructions to the organization that holds your shares. If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, the organization that holds your shares will inform our Inspector of Election that it does not have the authority to vote on such matter with respect to your shares. This is generally referred to as a "broker non-vote." Under current exchange rules, Proposal 1 (Election of Directors) and Proposal 3 (Advisory Vote to Approve Named Executive Officer Compensation) are considered non-routine matters.

How can I revoke my proxy or change my vote?

You may revoke your proxy or change your voting instructions before the proposals are voted on at the 2023 Annual Meeting as follows:

Stockholders of Record

If you are a stockholder of record, by (a) timely voting on the Internet or by telephone (only your latest Internet or telephone proxy submitted prior to the 2023 Annual Meeting will be counted), (b) timely delivering a written revocation or a valid, later-dated proxy to the Corporate Secretary of the Company at the address of the Company's corporate headquarters, or (c) voting over the Internet at the 2023 Annual Meeting (attendance at the 2023 Annual Meeting, by itself, will not itself revoke a proxy).

Beneficial Owners of Shares Held in Street Name

If you are a beneficial owner of shares held in street name, by submitting new voting instructions by contacting your bank, broker, trustee or other nominee, or as otherwise provided in the instructions provided to you by your bank, broker, trustee or other nominee.

How many shares must be present or represented to constitute a quorum for the 2023 Annual Meeting?

The presence in person or by proxy, of a majority of the outstanding shares of the Common Stock entitled to vote at the 2023 Annual Meeting constitutes a quorum. A quorum is necessary in order to conduct business at the 2023 Annual Meeting. Abstentions and broker shares that include broker non-votes that are present and entitled to vote are counted for purposes of determining a quorum. If a quorum is not present, the Company expects that the 2023 Annual Meeting will be rescheduled for a later date.

In accordance with the Company's Bylaws, stockholders and proxy holders attending the virtual 2023 Annual Meeting electronically will be deemed present "in person" for the purposes of satisfying the foregoing ownership requirements.

What is the voting requirement to approve each of the proposals?

Proposal 1—Election of Directors

Each director nominee shall be elected by a majority of the votes cast, in person or by proxy, at the 2023 Annual Meeting, meaning that the number of votes cast, in person or by proxy, at the 2023 Annual Meeting "for" such director nominee must exceed the number of votes cast "against" such director nominee's election. Neither an abstention nor a broker non-vote will affect the outcome of the election of directors.

Proposal 2—Ratification of the Selection of Independent Registered Public Accounting Firm

The affirmative vote of the holders of at least a majority in voting power of the outstanding shares of Common Stock present in person or represented by proxy at the 2023 Annual Meeting and entitled to vote on the proposal is required to ratify the selection of Deloitte as our independent registered public accounting firm for fiscal year 2023. Abstentions will have the same effect as a vote against this proposal.

Proposal 3—Advisory Vote to Approve Named Executive Officer Compensation

The affirmative vote of the holders of at least a majority in voting power of the outstanding shares of Common Stock present in person or represented by proxy at the 2023 Annual Meeting and entitled to vote on the proposal is required for the non-binding, advisory approval of the compensation of the Company's named executive officers as disclosed in this Proxy Statement pursuant to the SEC's compensation disclosure rules. Abstentions will have the same effect as a vote against this proposal. A broker non-vote will have no effect on the outcome of this proposal. Proposal 3 is an advisory vote and not binding on the Company.

Other Matters

Any other matters that may properly come before the 2023 Annual Meeting will generally require the affirmative vote of the holders of at least a majority in voting power of the outstanding shares of Common Stock present in person or represented by proxy at the 2023 Annual Meeting and entitled to vote on the proposal in order to approve any such proposal. If any other matter not discussed in this Proxy Statement properly comes before the 2023 Annual Meeting upon which a vote may be taken, shares represented by all proxies received by the Company will be voted on that matter in accordance with the discretion of the persons named as proxies. Abstentions will have the same effect as a vote against any such proposal.

How does the Board of Directors recommend that I vote?

The Board of Directors recommends that you vote your shares "FOR" the election of each of the director nominees to the Board of Directors (Proposal 1); "FOR" the ratification of the selection of Deloitte as our independent registered public accounting firm for fiscal 2023 (Proposal 2); and "FOR" the non-binding, advisory approval of the compensation of our named executive officers (Proposal 3).

How are votes counted?

An independent consultant engaged through Broadridge Financial Solutions, Inc. ("Broadridge"), our 2023 Annual Meeting host, will tabulate the vote and act as Inspector of Election. The vote will be certified by the independent Inspector of Election. Except as necessary to meet legal requirements, proxies and ballots that identify the vote of individual stockholders will be kept confidential in cases where stockholders write comments on their proxy cards or in a contested proxy solicitation. During the proxy solicitation period, the Company will receive vote tallies from time to time from the Inspector of Election or Broadridge, but such tallies will provide aggregate figures rather than names of stockholders.

How will proxies be solicited, and who will bear the cost of soliciting votes for the 2023 Annual Meeting?

The Company will bear the entire cost of this proxy solicitation, including the preparation, printing and mailing of the Notice of Internet Availability of Proxy Materials, and any paper copies of this Proxy Statement, the proxy card and any additional soliciting materials sent by the Company to stockholders. The Company will reimburse brokerage firms and other persons representing beneficial owners of shares for reasonable expenses incurred by them in forwarding proxy-soliciting materials to such beneficial owners. Proxies may be solicited by mail and certain of the Company's directors, officers and regular employees, without additional remuneration, may solicit proxies on the Company's behalf by telephone, email, facsimile or personal interviews. In addition, the Company has engaged the services of Kingsdale Shareholder Services, U.S., Inc. ("Kingsdale"), 745 Fifth Avenue, 5th Floor, New York, New York 10151 to assist in the proxy solicitation. For these and related advisory services, the Company has agreed to pay Kingsdale a fee of $12,000.

Who can help answer my questions?

We urge you to carefully read this entire Proxy Statement, including the documents that we refer to in this Proxy Statement. If you have any questions, or need additional material, please feel free to contact Kingsdale, the firm assisting us in the solicitation of proxies at contactus@kingsdaleadvisors.com. Banks, brokers and stockholders located in North America may also contact Kingsdale at its toll-free number: 1-866-851-2484. If outside North America, please call collect at 917-985-6945.

How can interested parties communicate with the Board of Directors?

Any stockholder or interested party who wishes to communicate with our Board of Directors as a whole, the independent directors, or any individual member of the Board or any committee of the Board may write to or email the Company at: c/o General Counsel, Frontdoor, Inc., 3400 Players Club Parkway, Ste. 300, Memphis, Tennessee 38125-1731 or Board_of_Directors@frontdoorhome.com.

Our Board of Directors has designated our General Counsel or his or her designee as its agent to receive and review written communications addressed to the Board, any of its committees, or any Board member or group of members. The General Counsel may communicate with the sender for any clarification. The General Counsel will promptly forward to the Chairman of the Board all communications, other than ordinary business communications, and in consultation with the Chairman of the Board and our CEO, will determine the next steps. The General Counsel will also forward to the appropriate committee chair any communication alleging financial, legal, ethical or compliance issues or any other matter deemed by the General Counsel to be potentially material to us. As an initial matter, the General Counsel will determine whether the communication is a proper communication for the Board. The General Counsel will not forward to the Board, any committee or any director communications of a personal nature or not related to the duties and responsibilities of the Board, including, without limitation, junk mail and mass mailings, business or employment solicitations, routine customer service complaints, new product or service suggestions, opinion survey polls or any other communications deemed by the General Counsel to be insignificant to the Company, or ordinary business communications. The Nominating and Corporate Governance Committee receives regular reports from management on the communications received.

When do we anticipate mailing the proxy materials to stockholders?

It is anticipated that the Notice of Internet Availability of Proxy Materials will first be mailed to stockholders on or about March 30, 2023.

**Important Notice Regarding the Availability of Proxy Materials
for the 2023 Annual Meeting of Stockholders to Be Held on May 11, 2023.**

**This Proxy Statement and the Annual Report to Stockholders are available at
https://investors.frontdoorhome.com/annual-reports.**

Other Business

The Board of Directors knows of no other business that will be presented to stockholders at the 2023 Annual Meeting for a vote. If other matters properly come before the 2023 Annual Meeting, the persons named as proxies will vote on them in accordance with their discretion.

Procedures for Submitting Stockholder Proposals

The Company currently intends to hold its next Annual Meeting of Stockholders, (the "2024 Annual Meeting"), in May 2024.

Pursuant to Rule 14a-8 under the Exchange Act, stockholders may present proper proposals for inclusion in the Company's 2024 proxy statement by submitting their proposals to the Company on or before December 1, 2023. All stockholder proposals requested to be included in the Company's proxy statement and proxy card must also comply with the requirements set forth in the federal securities laws, including Rule 14a-8, in order to be included in the Company's proxy statement and proxy card for the 2024 Annual Meeting.

In addition, the Company's Bylaws establish an advance notice procedure with regard to certain matters, including nominations of persons for election as directors and stockholder proposals included in the Company's proxy statement, to be brought before an annual meeting of stockholders. In general, notice must be received by the Corporate Secretary of the Company not less than 90 days nor more than 120 days prior to the first anniversary of the immediately preceding annual meeting; provided, however, that in the event that (x) the date of the annual meeting is advanced by more than 30 days or delayed by more than 70 days from such anniversary date of the preceding year's annual meeting or (y) no annual meeting was held during the preceding year, notice by the stockholder to be timely must be so delivered not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting and the close of business on the 10th day following the day on which public announcement of the date of such meeting is first made. To be in proper form, such notice must contain specified information concerning the matters to be brought before such meeting and concerning the stockholder proposing such matters, as described in the Bylaws. Therefore, to be presented at the 2024 Annual Meeting, such a proposal must be received by the Company on or after January 12, 2024 but no later than February 11, 2024. Copies of the Company's Bylaws may be obtained free of charge by contacting the Corporate Secretary at Frontdoor, Inc., 3400 Players Club Parkway, Ste. 300, Memphis, Tennessee 38125-1731. In addition to satisfying the foregoing requirements under the Company's Bylaws, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth any additional information required by Rule 14a-19 under the Exchange Act no later than March 12, 2024.

All notices of proposals by stockholders, whether or not to be included in the Company's proxy materials, should be sent to the attention of the Corporate Secretary at Frontdoor, Inc., 3400 Players Club Parkway, Ste. 300, Memphis, Tennessee 38125-1731.

Stockholders of Record with Multiple Accounts

SEC rules permit a single set of annual reports and proxy statements to be sent to any household at which two or more stockholders reside. Each stockholder continues to receive a separate proxy card. This procedure is referred to as "householding." While the Company does not household its mailings to its stockholders of record, a number of brokerage firms with account holders who are Company stockholders have instituted householding. Once a stockholder has consented or receives notice from his or her broker that the broker will be householding materials to the stockholder's address, householding will continue until the stockholder is notified otherwise or until one or more of the stockholders revokes his or her consent.

Additional Information
Annual Report and Other Corporate Documents

If your Annual Report and Proxy Statement have been subject to householding, and you wish to receive separate copies of these documents now and/or in the future, or if your household is receiving multiple copies of these documents, and you wish to request that future deliveries be limited to a single copy, you may notify your broker. You can also request and the Company will promptly deliver a separate copy of the Annual Report and Proxy Statement by writing or calling us at the following address or telephone number:

Frontdoor, Inc.
Investor Relations
3400 Players Club Parkway, Ste. 300
Memphis, Tennessee 38125-1731
Telephone: (901) 701-5199

Annual Report and Other Corporate Documents

The Annual Report to Stockholders covering fiscal 2022 has been made available with the proxy solicitation material. The Annual Report does not form any part of the material for the solicitation of proxies.

Corporate information and our press releases, Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and amendments thereto, are available without charge on the Investors – SEC Filings page of our corporate website at www.frontdoorhome.com as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC (i.e., generally the same day as the filing). **Copies of our Annual Report on Form 10-K for fiscal 2022, including financial statements and schedules thereto, filed with the SEC, as well as our Corporate Governance Guidelines, Audit Committee Charter, Compensation Committee Charter, Nominating and Corporate Governance Committee Charter, Code of Conduct and Financial Code of Ethics, are also available without charge to stockholders upon written request addressed to Frontdoor, Inc., c/o Corporate Secretary, 3400 Players Club Parkway, Ste. 300, Memphis, Tennessee 38125-1731.**

By Order of the Board of Directors

Jeffrey A. Fiarman
Senior Vice President, General Counsel and Secretary
Dated: March 30, 2023

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